Exhibit 2.1
CONFIDENTIAL
Execution Copy

PURCHASE AGREEMENT
by and among
TRIPLEDOT,
TRIPLEDOT GROUP HOLDINGS LIMITED,
ETON GAMES, INC.,
APPLOVIN CORPORATION
MOROCCO, INC.
and
APPLOVIN GMBH
MADE AND ENTERED INTO AS OF MAY 7, 2025

i

3.7	Liabilities	36
3.8	Consideration	36
3.9	Solvency	37
3.10	Compliance with Laws	37
3.11	Absence of Certain Changes	37
3.12	Data Rule	37
3.13	Outbound Investment Security Program	37
3.14	UK NSIA	37
3.15	Pending Transactions	37
3.16	Litigation	37
3.17	Tax Matters	38
3.18	Brokers’ Fees	38
3.19	R&W Insurance Policy	38

Article IV COVENANTS AND AGREEMENTS		39
4.1	Conduct of Business of Transferred Companies and their Subsidiaries	39
4.2	Conduct of Business of Purchaser Parent	41
4.3	Restrictions on Transfer; No Solicitation	42
4.4	Access to Information; Confidentiality	43
4.5	Third Party Contracts	45
4.6	Public Disclosure; Communications	45
4.7	Reasonable Best Efforts	46
4.8	Regulatory Filings	46
4.9	Directors’ and Officers’ Indemnification	48
4.10	Tax Matters	49
4.11	Employee Matters	54
4.12	WARN	55
4.13	R&W Insurance Policy	55
4.14	Purchaser Closing Capitalization Table	56
4.15	Pre-Closing Actions	56

Article V CONDITIONS TO THE PURCHASE		56
5.1	Conditions to the Obligations of Each Party to Effect the Equity Purchases	56
5.2	Additional Conditions to the Obligations of Purchaser	57
5.3	Additional Conditions to the Obligations of the Sellers	57
5.4	Frustration of Closing Conditions	58

Article VI TERMINATION, AMENDMENT AND WAIVER		59
6.1	Termination	59
6.2	Effect of Termination	59
6.3	Amendment	60
6.4	Extension; Waiver	60

Article VII SURVIVAL; INDEMNIFICATION		60
7.1	Survival of Representations, Warranties, Covenants and Other Obligations	60
7.2	Indemnification	60

7.3	Procedures	61
7.4	Limitation on Liability	62
7.5	No Double Recovery	62
7.6	Types of Damages	62
7.7	Treatment of Indemnification Payments	62
7.8	Net Recovery	62
7.9	Order of Recovery	63
7.10	Indemnification as Exclusive Remedy	63

Article VIII GENERAL PROVISIONS		63
8.1	Notices	63
8.2	Interpretation	64
8.3	Assignment	65
8.4	Entire Agreement	65
8.5	Third Party Beneficiaries	65
8.6	Expenses	66
8.7	Severability	66
8.8	Remedies	66
8.9	No Recourse	67
8.1	Governing Law	67
8.11	Dispute Resolutions	67
8.12	WAIVER OF JURY TRIAL	69
8.13	Counterparts	69
8.14	Exclusivity of Representations	69

INDEX OF EXHIBITS, SCHEDULES AND ANNEXES
Exhibit    Description
Exhibit A    Form of Transition Services Agreement
Exhibit B    Form of Intercompany Arrangement Agreement
Exhibit C    Form of Information Rights Agreement
Exhibit D    Form of Purchaser Shareholder Support Agreement
Exhibit E    Form of Purchaser Parent Shareholder Approvals
Exhibit F    Purchaser Corporate Documents
Exhibit G    Form of Promissory Note
Exhibit H    Form of R&W Insurance Policy
Annex    Description
Annex A    Defined Terms
Schedule    Description
Schedule A-1    Transferred US LLCs
Schedule A-2    Transferred US Corporations
Schedule A-3    Transferred CFCs
Schedule A-4    Transferred MZ Company
Schedule A-5    Transferred GH Company
Schedule A-6(a)    Third Party Games
Schedule A-6(b)    Seller Games
Schedule A-7    Knowledge of Sellers
Schedule A-8    Knowledge of Purchasers
Schedule A-9    Purchaser Signing Support Shareholders
Schedule 1.4(a)(i)    Accounting Principles
Schedule 1.5    Purchase Price Allocation Methodology
Schedule 4.1(d)    Seller Conduct of Business Contacts
Schedule 4.2(d)    Purchaser Conduct of Business Contacts
Schedule 4.5(a)    Notices
Schedule 4.5(b)(i)    Consents
Schedule 4.5(b)(ii)    Amended Agreements
Schedule 4.10(c)    Tax Refunds
Schedule 4.10(g)     338(g) Elections
Schedule 4.10(h)    338(h)(10) Elections
Schedule 4.11    Designated Employees
Schedule 4.13(b)    RWI Premium
Schedule 4.15    Pre-Closing Capitalization Actions
Schedule 5.1(b)    Regulatory Filings
Schedule 7.2(a)(iv)    Special Indemnities

PURCHASE AGREEMENT
THIS PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 7, 2025 (the “Agreement Date”), by and among Tripledot, a Cayman Islands exempted company with the registration number 384248, having its registered office at Floor 2, Willow House, Cricket Square, P.O. Box 709, Grand Cayman KY1-1107 (“Purchaser Parent”), Eton Games, Inc., a Delaware corporation, (“US Purchaser Sub”), Tripledot Group Holdings Limited, a limited company incorporated in England, (“UK Purchaser Sub” and together with Purchaser Parent and US Purchaser Sub, the “Purchasers”), AppLovin Corporation, a Delaware corporation (“Seller Parent”), Morocco, Inc., a Delaware corporation (“MZ Seller”) and AppLovin GmbH, based in Berlin registered in the commercial register of the Charlottenburg District Court under HRB 179573 B (“GH Seller,” and together with Seller Parent and MZ Seller, the “Sellers”). Capitalized terms in this Agreement have the respective meanings ascribed to them in this Agreement or in Annex A.
RECITALS
A.Seller Parent is, as of the date hereof, and will be as of immediately prior to the Closing (as defined herein), the beneficial and record owner of 100% of the issued and outstanding Equity Interests of the entities set forth on (1) Schedule A-1 hereto (each such entity, a “Transferred US LLCs” and the Equity Interests in each such Transferred US LLC as of Closing, the “Transferred US LLC Securities”), (2) Schedule A-2 hereto (each such entity, a “Transferred US Corporation” and the Equity Interests in each such Transferred US Corporation as of Closing, the “Transferred US Corporation Securities”), and (3) Schedule A-3 hereto (each such entity, a “Transferred CFCs” and the Equity Interests in each such Transferred CFC as of Closing, the “Transferred CFC Securities”).
B.MZ Seller is, as of the date hereof, and will be as of immediately prior to the Closing (as defined herein), the beneficial and record owner of 100% of the issued and outstanding Equity Interests of the entity set forth on Schedule A-4 hereto (such entity, the “Transferred MZ Company,” and the Equity Interests in the Transferred MZ Company as of the Closing, the “Transferred MZ Securities”).
C.GH Seller is, as of the date hereof, and will be as of immediately prior to the Closing (as defined herein), the beneficial and record owner of 100% of the issued and outstanding Equity Interests of the entity set forth on Schedule A-5 hereto (such entity, the “Transferred GH Company,” and the Transferred GH Company together with the Transferred US LLCs, the Transferred US Corporations, the Transferred CFCs and the Transferred MZ Company, the “Transferred Companies,” the Equity Interests in the Transferred GH Company as of the Closing, the “Transferred GH Securities,” and the Transferred GH Securities together with the Transferred US LLC Securities, the Transferred US Corporation Securities, the Transferred CFC Securities and the Transferred MZ Securities, the “Transferred Securities”).
D.The Transferred Companies and their Subsidiaries are collectively engaged in the operation of the Business (as defined below).
E.On the terms and subject to the conditions set forth in this Agreement, the parties hereto wish to consummate the purchase and sale of the Transferred Securities in the manner contemplated herein.
F.At the Closing, Seller Parent and Purchaser Parent will enter into that certain transition services agreement in substantially the form attached hereto as Exhibit A (the “Transition Services Agreement”).
G.Prior to the Closing, Seller Parent and each of the Transferred Companies, and each of the Subsidiaries of the Transferred Companies, will enter into that certain intercompany arrangement agreement in substantially the form attached hereto as Exhibit B (the “Intercompany Arrangement Agreement”) to be effective as of immediately prior to the Closing.

H.At the Closing, Seller Parent and Purchaser Parent will enter into that certain information rights agreement in substantially the form attached hereto as Exhibit C (the “Information Rights Agreement”).
I.Concurrently with the execution of this Agreement and as a condition and inducement to Sellers’ willingness to enter into this Agreement, each of the Purchaser Parent Signing Support Shareholders is executing and delivering to Sellers, a Purchaser Parent Shareholder Support Agreement substantially in substantially the form attached hereto as Exhibit D (the “Purchaser Parent Shareholder Support Agreement”).
J.Concurrently with, or prior to, the execution of this Agreement and as a condition and inducement to Sellers’ willingness to enter into this Agreement, the Requisite Purchaser Parent Shareholder Approvals have been duly obtained through the execution and approval of the forms attached hereto as Exhibit E.
NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:
Article ITHE PURCHASE
1.1Purchase and Sale.
(a)Equity Purchases.
(i)US LLC Purchase. Upon and subject to the terms and conditions of this Agreement, at the Closing, Seller Parent shall sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to US Purchaser Sub, and US Purchaser Sub shall purchase from Seller Parent, all right, title and interest of Seller Parent in and to all Transferred US LLC Securities, free and clear of all Liens (other than Liens arising under applicable securities Laws or Liens that will be released on the Closing Date pursuant to the Payoff Letters, if applicable, and transfer restrictions arising under applicable securities Laws) (the “US LLC Purchase”).
(ii)US Corporation Purchase. Upon and subject to the terms and conditions of this Agreement, at the Closing, Seller Parent shall sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to US Purchaser Sub, and US Purchaser Sub shall purchase from Seller Parent, all right, title and interest of Seller Parent in and to all Transferred US Corporation Securities, free and clear of all Liens (other than Liens arising under applicable securities Laws or Liens that will be released on the Closing Date pursuant to the Payoff Letters, if applicable, and transfer restrictions arising under applicable securities Laws) (the “US Corporation Purchase”).
(iii)CFC Purchase. Upon and subject to the terms and conditions of this Agreement, at the Closing, Seller Parent shall sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to UK Purchaser Sub, and UK Purchaser Sub shall purchase from Seller Parent, all right, title and interest of Seller Parent in and to all Transferred CFC Securities, free and clear of all Liens (other than Liens arising under applicable securities Laws or Liens that will be released on the Closing Date pursuant to the Payoff Letters, if applicable, and transfer restrictions arising under applicable securities Laws) (the “CFC Purchase”).
(iv)MZ Purchase. Upon and subject to the terms and conditions of this Agreement, at the Closing, MZ Seller shall sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to US Purchaser Sub, and US Purchaser Sub shall purchase from MZ Seller, all right, title and interest of MZ Seller in and to all Transferred MZ Securities, free and clear of all Liens (other than Liens arising under applicable securities Laws or Liens that will be released on the Closing Date pursuant to the Payoff Letters, if applicable, and transfer restrictions arising under applicable securities Laws) (the “MZ Purchase”).

(v)GH Purchase. Upon and subject to the terms and conditions of this Agreement, at the Closing, GH Seller shall sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to UK Purchaser Sub, and UK Purchaser Sub shall purchase from GH Seller, all right, title and interest of GH Seller in and to all Transferred GH Securities, free and clear of all Liens (other than Liens arising under applicable securities Laws or Liens that will be released on the Closing Date pursuant to the Payoff Letters, if applicable, and transfer restrictions arising under applicable securities Laws) (the “GH Purchase,” and together with the US LLC Purchase, the US Corporation Purchase, the CFC Purchase and the MZ Purchase, the “Equity Purchases”).
(b)Consideration. In consideration for the Equity Purchases pursuant to Section 1.1(a) hereof, Purchaser Parent shall pay and issue (or cause to be paid and issued) to Seller Parent or its designated Affiliate(s), and Seller Parent or its designated Affiliate(s) shall be entitled to receive, the Cash Consideration and the Share Consideration (collectively, the “Consideration”).
1.2Closing & Closing Deliveries.
(a)Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article V, the parties hereto shall cause the consummation of the Equity Purchases (the “Closing”) to take place as promptly as practicable after the execution and delivery of this Agreement by the parties hereto, but no later than three (3) Business Days following satisfaction or waiver of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), remotely via exchange of signatures, unless another time and/or place is mutually agreed upon in writing by Purchaser Parent and Seller Parent; provided, however, that if such Business Day would otherwise occur on a date other than the final day of the month in which the Closing would otherwise occur, then either Seller Parent or Purchaser Parent may, by written notice to the other such party (a “Delayed Closing Election Notice” and the date that the Delayed Closing Election Notice is so delivered, the “Delayed Closing Election Date”), elect to delay the Closing until the final day of such month (the “Delayed Closing Date”). The date on which the Closing actually occurs is herein referred to as the “Closing Date.”
(i)If within five (5) Business Days following the delivery of the Delayed Closing Election Notice, Seller Parent delivers to Purchaser Parent a certificate validly executed on behalf of Seller Parent by an executive officer of Seller Parent indicating that if the Closing had occurred on the date that the Delayed Closing Election Date the conditions set forth in Sections 5.2(a) and 5.2(c) would have been satisfied as of the Delayed Closing Election Date, then, other than for actions for Fraud by Sellers, (a) the conditions to Closing set forth in Sections 5.2(a), and 5.2(c) and 5.2(d) (except with respect to Section 5.2(b)) shall be deemed to be satisfied for all purposes under this Agreement from and after the Delayed Closing Election Date, including on and as of the Delayed Closing Date and (b) Purchaser Parent’s right to terminate this Agreement pursuant to Section 6.1(d) (with respect to any breach of any representation or warranties of Seller) shall permanently expire on and as of the Delayed Closing Election Date.
(ii)If within five (5) Business Days following the delivery of the Delayed Closing Election Notice, Purchaser Parent delivers to Seller Parent a certificate validly executed on behalf of Purchaser Parent by an executive officer of Purchaser Parent indicating that if the Closing had occurred on the date that the Delayed Closing Election Date the conditions set forth in Sections 5.3(a) and 5.3(c) would have been satisfied as of the Delayed Closing Election Date, then, other than for actions for Fraud by Purchasers, (a) the conditions to Closing set forth in Sections 5.3(a), 5.3(c) and 5.3(d) (except with respect to Section 5.3(b)) shall be deemed to be satisfied for all purposes under this Agreement from and after the Delayed Closing Election Date, including on and as of the Delayed Closing Date and (b) Seller Parent’s right to terminate this Agreement pursuant to Section 6.1(e) (with respect to any breach of any representation or warranties of Purchaser) shall permanently expire on and as of the Delayed Closing Election Date.
(b)Payment of Consideration. At the Closing, and upon the terms and subject to the conditions of this Agreement:

(i)Purchaser Parent shall pay, or cause to be paid, an amount equal to the Cash Consideration Payment Amount to Seller Parent or its designated Affiliate(s) by wire transfer of immediately available funds in accordance with the written instructions provided by Seller Parent to Purchaser Parent not less than three (3) Business Days prior to the Closing Date (the “Payment Instructions”);
(ii)US Purchaser Sub shall issue, or issue and cause to be transferred, to Seller Parent or its designated Affiliate(s), one or more promissory notes, in substantially the form attached hereto as Exhibit G, in an aggregate combined principal amount equal to the Cash Consideration Promissory Note Amount, duly completed, executed and delivered by US Purchaser Sub and made to the payment of Seller Parent or Seller Parent’s designated Affiliate(s) in accordance with the Payment Instructions (the “Closing Promissory Note”) and in connection with such issuance, Purchaser Parent shall cause US Purchaser Sub and the other Loan Parties (as defined in the Closing Promissory Note) to satisfy all conditions precedent in Section 2.1 of the Closing Promissory Note;
(iii)Purchaser Parent shall allot and issue, or issue and cause to be transferred, to Seller Parent or its designated Affiliate(s), a number of Purchaser Parent Ordinary Shares equal to the Share Consideration and make an entry in the register of members of the Purchaser Parent reflecting the issuance of the Share Consideration to Seller Parent or its designated Affiliate(s), in accordance with the Payment Instructions;
(iv)Notwithstanding the generality of the foregoing, in the case of Estimated Cash Consideration and Share Consideration constituting Estimated US Consideration, such Estimated Cash Consideration and Share Consideration shall be contributed to US Purchaser Sub (including by way of a capital contribution, exchange for US Purchaser Sub stock and/or intercompany obligation) for payment or transfer by US Purchaser Sub to Seller Parent or its designated Affiliate(s) (and, for the avoidance of doubt, the Estimated Cash Consideration and Share Consideration not constituting Estimated US Consideration shall not be directly or indirectly contributed to US Purchaser Sub or any other U.S. Subsidiary of Purchaser Parent).
(c)Seller Parent Deliveries. At or prior to the Closing (other than with respect to clause (vii), which shall be delivered prior to the Closing), Seller Parent shall deliver (or shall cause to be delivered) to Purchaser Parent the following (the “Seller Closing Deliveries”):
(i)customary stock powers, share transfer forms or similar instruments of transfer with respect to the transfer of the respective Transferred Securities to the applicable Purchaser, executed and delivered by the applicable Seller, together with the necessary board approvals (if any) required to approve the registration of such transfers and the updated registers of members or shareholders (as applicable) reflecting such transfers;
(ii)the Closing Promissory Note, executed by Seller Parent or its designated Affiliate with respect thereto;
(iii)a certificate of Seller Parent, validly executed by the Secretary of Seller Parent for and on the Seller Parent’s behalf, certifying as to the terms and effectiveness of the Organizational Documents of Seller Parent, the Transferred Companies and their Subsidiaries;
(iv)the Transition Services Agreement, executed by Seller Parent;
(v)the Payoff Letters, if any, substantially final drafts of which have been provided to Purchaser Parent at least three (3) Business Days prior to the Closing;
(vi)a validly executed IRS Form W-9 or IRS Form W-8 in respect of each Seller, as applicable; and
(vii)the Intercompany Arrangement Agreement, executed by Seller Parent, each of the Transferred Companies, and each of the Subsidiaries of the Transferred Companies.

(d)Purchaser Parent Deliveries. At or prior to the Closing (other than with respect to clause (vi), which shall be delivered prior to the Closing), Purchaser Parent shall deliver (or shall cause to be delivered) to Seller Parent the following (the “Purchaser Closing Deliveries”):
(i)an updated register of members of Purchaser Parent reflecting the conversion of all of the Purchaser Parent Seed Preferred Shares in the capital of Purchaser Parent on a one-to-one basis into Purchaser Parent Ordinary Shares, the conversion of all of the Purchaser Parent Series A Preferred Shares in the capital of Purchaser Parent on a one-to-one basis into Purchaser Parent Ordinary Shares, the buy-back of all of the Purchaser Parent Series B Preferred Shares in the capital of Purchaser Parent and the issuance of the Share Consideration to Seller Parent;
(ii)a certificate, validly executed on behalf of Purchaser Parent by a director of Purchaser Parent, certifying that (x) the Purchaser Parent Capitalization Table is true, correct and complete and (y) upon the issuance of the Share Consideration, Seller Parent and its designated Affiliates will own no less than nineteen point ninety nine percent (19.99%) of the Purchaser Parent Fully-Diluted Shares at such time;
(iii)a certificate of Purchaser Parent, validly executed by any director of Purchaser Parent for and on the Purchaser Parent’s behalf, certifying as to the terms and effectiveness of the Organizational Documents of Purchaser Parent and the Agreement and the transactions contemplated thereby, including the issuance of the Share Consideration, are and have been approved by the directors of Purchaser Parent;
(iv)a customary legal opinion of Purchaser Parent’s Cayman Islands counsel in a form reasonably satisfactory to Seller Parent with respect to the representations and warranties in Sections 3.1 through 3.4 as of the Closing Date as they relate to the Laws of the Cayman Islands; and
(v)the Transition Services Agreement, executed by Purchaser Parent; and
(vi)the Intercompany Arrangement Agreement, executed by Purchaser Parent.
(e)Withholding Taxes. Each Purchaser shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Section 1.2 to the applicable Seller such amounts as are required to be deducted or withheld therefrom under the Code or any provision of state, local or non-U.S. Tax Law; provided, that Purchaser Parent shall use commercially reasonable efforts to give Seller Parent five (5) Business Days’ notice prior to deducting or withholding any amounts from consideration payable or otherwise deliverable to Seller Parent pursuant to this Agreement; provided, further, that if each Seller provides Purchaser a duly executed IRS Form W-9, in the case of GH Seller (or its regarded owner for U.S. tax purposes) in its capacity as Seller of the Equity Interests of the Transferred GH Company, or IRS Form W-8 in connection with the Closing, as of the Agreement Date, other than with respect to any compensatory payments, Purchaser Parent does not intend to deduct or withhold any such amounts pursuant to U.S. federal income tax law (except as required pursuant to a change in Law). To the extent that amounts are so deducted or withheld and timely paid over to the appropriate Tax Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to Seller Parent in respect of whom such deduction or withholding was made.
(f)Assurances. Purchaser Parent shall cause US Purchaser Sub and UK Purchaser Sub to comply with the terms of this Agreement applicable to such party and to do and take all actions at the time and in the manner required to be taken by such parties pursuant to the terms of this Agreement prior to the Closing. Seller Parent shall cause MZ Seller and GH Seller to comply with the terms of this Agreement applicable to such party and to do and take all actions at the time and in the manner required to be by MZ Seller and GH Seller pursuant to the terms of this Agreement by this Agreement prior to the Closing.
1.3Equitable Adjustments. If at any time during the period between the Agreement Date and the Closing, any change in the number of outstanding Purchaser Parent Capital Shares shall occur by reason of any reclassification, redesignation, recapitalization, share dividend, share sub-division or consolidation, exchange or readjustment of shares, or any share dividend thereon (each, a “Recapitalization Event”) with a record date during such period (excluding in each case, for the avoidance of doubt, the Series B Buyback and the Preferred Conversion), the Share Consideration shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such Recapitalization Event.
1.4Preparation and Delivery of Pre-Closing Statement.
(a)Definitions.
(i)“Accounting Principles” means the accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques set out in Schedule 1.4(a)(i).
(ii)“Accrued Income Taxes” means the sum, on a jurisdiction-by-jurisdiction and entity-by-entity basis of the aggregate amounts of accrued and unpaid Income Taxes of the Transferred Companies and their Subsidiaries (other than any Income Tax relating to or reportable on a Consolidated Tax Return) for any Pre-Closing Tax Period in respect of which no Tax Return for such Pre-Closing Tax Period and such Income Tax has yet been filed as of the Closing Date (which amounts shall not be less than zero for any entity in any jurisdiction or with respect to any particular Tax), and which shall be calculated as of the end of the Closing Date (notwithstanding the Measurement Time) determined in accordance with the past practices of the Transferred Companies and their Subsidiaries, except such amounts shall be determined (a) in accordance with Section 4.10(d); (b) netting any estimated Tax payments, tax refund receivables, and overpayments of Taxes, in each case, solely to the extent actually available to offset such Taxes as a matter of applicable Law (other than any such payments after the Measurement Time); (c) taking into account any Transaction Tax Deductions as a deduction for a Pre-Closing Tax Period to the extent allocated thereto under Section 4.10(b)(ii); and (d) including any Income Taxes (other than any Income Tax relating to or reportable on a Consolidated Tax Return) of such Transferred Company or Subsidiary incurred in a Pre-Closing Tax Period under applicable Law resulting from the termination and release of intercompany agreements and obligations under the Intercompany Arrangement Agreement or termination of Tax Sharing Agreements.
(iii)“Cash Consideration” means an amount in cash equal to (a) four hundred million USD ($400,000,000), plus (b) the Closing Cash Amount, plus (c) the Closing Net Working Capital Amount (which may be positive or negative), and minus (d) the Closing Indebtedness Amount. For purposes of calculating the Closing Cash Amount, the Closing Net Working Capital Amount and the Closing Indebtedness Amount, if any such amounts are in a currency other than USD, such amounts shall be converted into USD based on the Exchange Rate (as defined on Schedule 1.4(a)).
(iv)“Cash Consideration Payment Amount” means an amount in cash equal to one-hundred fifty million USD ($150,000,000).
(v)“Cash Consideration Promissory Note Amount” means an amount in cash equal to (i) the Cash Consideration minus (ii) the Cash Consideration Payment Amount.
(vi)“Closing Cash Amount” means, in each case below, an amount determined in accordance with the Accounting Principles equal to the sum of (1) the cash, cash equivalents and liquid marketable securities of the Transferred Companies and their Subsidiaries, whether or not kept “on site” or held in deposit, checking, brokerage or other accounts of or in any safety deposit box or other physical storage device provided by a financial institution, plus (2) to the extent not already reflected in clause (1) of this definition, bank deposits and deposits in transit of the Transferred Companies and their Subsidiaries (for the avoidance of doubt, in each case, without duplication of any amounts), in each case, as per the reconciled cash book as of the Measurement Time. Notwithstanding the previous sentence, Closing Cash Amount shall exclude any amount of Restricted Cash.
(vii)“Closing Indebtedness Amount” means, in each case below, an amount (without duplication) equal to the sum of (1) an amount determined in accordance with the Accounting Principles equal to the sum of (A) the principal amount of, and accrued and unpaid interest on, all outstanding indebtedness for borrowed money, (B) any obligation for deferred acquisition costs, deferred purchase price consideration or earnout obligations, including but not limited to the earn outs or other deferred consideration in respect of the acquisition by Seller Parent and its Subsidiaries of the Specified Entity (as defined on Schedule 1.4(a)); (C) any obligations under capital leases in accordance with ASC Topic 842, (D) transaction-specific bonuses (including retention bonuses, long term incentive plans or similar) related to or crystalizing as a result of the Transactions contemplated hereby (including the employer portion of any national insurance contributions and the employer portion of any other related employment, payroll unemployment and similar taxes thereon); (E) transaction costs (including professional adviser fees, costs and expenses) payable by any Transferred Companies and their Subsidiaries related to the proposed transaction contemplated hereby; (F) any obligations for any pension, deferred compensation, retiree health and welfare, termination indemnities, gratuity or other post-employment employee plan; (G) for all outstanding restructuring and severance obligations, including the employer’s portion of all employment, payroll, unemployment and similar taxes related to such obligations; (H) any obligations for any accrued and unpaid dividends or distributions payable to an entity that is not a Transferred Business Entity; (I) any obligations for all accrued and unpaid interest and any premiums, prepayment or termination fees, expenses or breakage costs due in respect of any of the foregoing (including make-whole premiums, prepayment penalties, breakage costs, fees, expenses or similar charges arising as a result of the discharge of such amount owed, including as a result of the consummation of the transactions contemplated hereby) for the avoidance of doubt excluding any capitalized debt issuance costs or other capitalized similar costs; (J) any amounts due or payable to any directors of any Transferred Company or its Subsidiaries by way of director loans; and (K) any liability for guarantees on any of the foregoing owed by, in each case, the Transferred Companies and their Subsidiaries, in each case of this clause (1), to the extent unpaid, outstanding and owed by the Transferred Companies and their Subsidiaries as of the Measurement Time, and (2) Accrued Income Taxes. Closing Indebtedness Amount shall exclude (x) any liabilities included in the Closing Net Working Capital Amount. The liabilities of the Transferred Companies and their Subsidiaries included in the Closing Indebtedness Amount pursuant to clause (1)(A) thereof (the “Closing Debt”) and pursuant to clause (1)(K) thereof for guarantees of the Closing Debt, is referred to herein as the “Funded Closing Debt.”
(viii)“Closing Net Working Capital Amount” means in each case below, an amount determined in accordance with the Accounting Principles equal to (1) the sum of (x) the current assets of the Transferred Companies and their Subsidiaries as of the Measurement Time plus (y) the long-term operating lease right-of-use assets and license assets of the Transferred Companies and their Subsidiaries as of the Measurement Time minus (2) the sum of (x) the current liabilities of the Transferred Companies and their Subsidiaries as of the Measurement Time plus (y) the long-term operating lease right-of-use liabilities and license obligation liabilities of the Transferred Companies and their Subsidiaries as of the Measurement Time; provided, however, that (A) clause (1) of this definition shall exclude any asset included in the Closing Cash Amount, capitalized development costs, revenue share expenses and bonuses paid to any developers, and any loans and the Closing NWC Excluded Asset (as defined on Schedule 1.4(a), and (B) clause (2) of this definition shall exclude any liability included in Closing Indebtedness Amount.
(ix)“Measurement Time” means as of immediately prior to the Closing.
(x)“Purchaser Parent Fully-Diluted Shares” means, at the applicable time, (a) the aggregate number of Purchaser Parent Capital Shares that are issued and outstanding as of immediately prior to such time, on an as converted to Purchaser Parent Ordinary Share basis, plus (b) the maximum aggregate number of Purchaser Parent Capital Shares issuable upon the full exercise of all Equity Interests convertible into Purchaser Parent Capital Shares that are outstanding immediately prior to such time (whether vested or unvested), on an as converted to Purchaser Parent Capital Shares basis as of the Closing Date but, for the avoidance of doubt, not including those Purchaser Parent Capital Shares that are authorized but not issued, issuable, allotted, outstanding, granted or promised to be issued, allotted or granted under incentive equity plans.
(xi)“Share Consideration” means 596,869,142 Purchaser Parent Ordinary Shares.
(xii)“USD” means dollars of the United States of America.

(b)Closing Cash Consideration Estimate. No later than five (5) Business Days prior to the Closing Date, Seller Parent shall prepare and deliver, or cause to be prepared and delivered, to Purchaser Parent a statement (the “Pre-Closing Statement”) setting forth Seller Parent’s good faith estimate of the (i) the Closing Cash Amount, (ii) the Closing Net Working Capital Amount, and (iii) the Closing Indebtedness Amount, together with a reasonably detailed calculation of the Cash Consideration based on the foregoing amounts (the amount so calculated being referred to herein as the “Estimated Cash Consideration” and the Estimated Cash Consideration together with the Share Consideration, the “Estimated Consideration”). Seller Parent shall promptly provide reasonably detailed supporting documentation for such calculation and any additional information reasonably requested by Purchaser Parent. For the avoidance of doubt the calculations of Closing Cash Amount, Closing Net Working Capital Amount and Closing Indebtedness Amount shall be calculated in accordance with the Accounting Principles. The Estimated Cash Consideration will be used to calculate the Cash Consideration at the time of Closing. The Seller Parent shall consult with Purchaser Parent and its accountants with respect to the preparation of the Pre-Closing Statement and Seller Parent shall consider any comments of Purchaser Parent and its accountants in good faith. Seller Parent shall provide Purchaser Parent and its Representatives with reasonable access, during normal business hours and upon reasonable advance notice, to the financial records of the Sellers and the Transferred Companies and their Subsidiaries that are relevant to the preparation of the Pre-Closing Statement.
(c)Preparation and Delivery of Post-Closing Statement. As promptly as practicable, but in no event later than thirty (60) calendar days after the Closing Date, Purchaser Parent shall prepare and deliver, or cause to be prepared and delivered, to Seller Parent a certificate (the “Post-Closing Statement”), executed by an executive officer of Purchaser Parent, setting forth Purchaser Parent’s good faith calculation of (i) the Closing Cash Amount, (ii) the Closing Net Working Capital Amount, and (iii) the Closing Indebtedness Amount, together with a reasonably detailed calculation of the Cash Consideration based on the foregoing amounts as well as reasonably detailed supporting documentation for such calculation and any additional information reasonably requested by Seller Parent. The Post-Closing Statement shall be prepared in accordance with the Accounting Principles.
(d)Review of Post-Closing Statement. Purchaser Parent shall provide Seller Parent and its Representatives with full access, during normal business hours and upon reasonable advance notice, to the work papers of the Purchasers and the Transferred Companies and their Subsidiaries, their accountants or any of their other Representatives related to the preparation of the Post-Closing Statement, as well as to any of the personnel, property and facilities and the books and records and other relevant information of the Transferred Companies and their Subsidiaries and the Purchasers shall make available their and the Transferred Companies’ and their Subsidiaries’ employees knowledgeable about the information used in, and the preparation of, the Post-Closing Statement; provided, that such access shall be in a manner that does not interfere with the normal business operations of the Purchasers, the Transferred Companies and their Subsidiaries. Seller Parent shall have thirty (30) days following its receipt of the Post-Closing Statement and all other information requested in accordance with this Section 1.4(d) (which shall be promptly provided by Purchaser) (the “Review Period”) to review the same. On or before the expiration of the Review Period, Seller Parent may deliver to Purchaser Parent a written statement accepting or disputing the Post-Closing Statement. In the event that Seller Parent shall dispute the Post-Closing Statement, such statement shall include a reasonably detailed itemization of Seller Parent’s objections (including amounts thereto) and the reasons therefor (such statement, a “Dispute Statement”). Any component of the Post-Closing Statement that is not disputed in a Dispute Statement shall be final and binding on the parties hereto and not subject to appeal. If Seller Parent does not deliver a Dispute Statement to Purchaser Parent within the Review Period or delivers a statement accepting the Post-Closing Statement, the Post-Closing Statement shall be final and binding on the parties hereto and not subject to appeal.
(e)Dispute Resolution. If Seller Parent delivers a Dispute Statement during the Review Period, Purchaser Parent and Seller Parent shall promptly meet and attempt in good faith to resolve their differences with respect to the disputed items set forth in the Dispute Statement during the ten (10) calendar days immediately following Purchaser Parent’s receipt of the Dispute Statement, or such longer period as Purchaser Parent and Seller Parent may mutually agree in writing (the “Resolution Period”). Any such disputed items that are resolved and documented by mutual written agreement of Purchaser Parent and Seller Parent during the Resolution Period (such written agreement, if any, a

“Written Dispute Resolution”) shall be final and binding on the parties hereto and not subject to appeal. If Purchaser Parent and Seller Parent do not resolve all such disputed items by the end of the Resolution Period, Purchaser Parent and Seller Parent shall submit all items remaining in dispute with respect to the Dispute Statement to a nationally recognized accounting firm mutually agreeable to both the Purchaser Parent and the Seller Parent (the “Accounting Firm”) for review and resolution. Any further submissions to the Accounting Firm must be written and delivered to each party to the dispute, and neither Purchaser Parent nor Seller Parent shall have any ex parte communications with the Accounting Firm in connection herewith without the other party. The Accounting Firm shall act as an expert and not an arbitrator. The Accounting Firm shall make all calculations in accordance with the Accounting Principles and other applicable definitions, terms and provisions of the Agreement, may consider only those items and amounts that are identified in the Dispute Statement as being items that Purchaser Parent and Seller Parent have not resolved pursuant to the Written Dispute Resolution, and may not assign a dollar amount to any item in dispute greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Accounting Firm, Purchaser Parent and Seller Parent shall use their commercially reasonable efforts to cause the Accounting Firm to resolve all disagreements as soon as practicable in amounts between the disputed amounts set forth in the Post-Closing Statement and the Dispute Statement. Each of Purchaser Parent and Seller Parent shall (i) enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise cooperate with the Accounting Firm, (ii) submit a written statement in support of their respective positions disputed items, to provide supporting material to the Accounting Firm in defense of their respective positions such disputed items and to submit a written statement responding to the other party’s position with respect to such disputed items and (iii) subject to customary confidentiality agreements with the Accounting Firm, provide the Accounting Firm with reasonable access to their respective books, records, personnel and Representatives and such other information as the Accounting Firm may reasonably require in order to render its determination. The Accounting Firm shall be instructed to deliver to Purchaser Parent and Seller Parent a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Purchaser Parent and Seller Parent) of the disputed items as promptly as practicable, but in any event within thirty (30) calendar days after its engagement, which determination shall be final and binding on the parties hereto and not subject to appeal, absent manifest error. The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Purchaser Parent, on the one hand, and Seller Parent, on the other hand, based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm awards $600 in favor of Purchaser Parent’s position, 40% of the costs of its review would be borne by Purchaser Parent and 60% of the costs would be borne by Seller Parent.
(f)Post-Closing Adjustments.
(i)The Cash Consideration, calculated based on (A) the Closing Cash Amount, (B) the Closing Net Working Capital Amount, and (C) the Closing Indebtedness Amount, each as deemed final and binding on the parties hereto pursuant to Sections 1.4(d) and (e), is referred to herein as the “Final Cash Consideration” and the Final Cash Consideration together with the Share Consideration, the “Final Consideration”.
(ii)If the amount of the Final Cash Consideration exceeds the amount of the Estimated Cash Consideration (such excess amount, the “Positive Adjustment”), then, within five (5) Business Days after the determination of the Final Cash Consideration pursuant to Sections 1.4(d) and (e), Purchaser Parent shall cause such amount to be satisfied by either, at Purchaser Parent’s sole election, (A) causing US Purchaser Sub to issue to Seller Parent or its designated Affiliate(s), one or more promissory notes, in substantially the form attached hereto as Exhibit G, in an aggregate combined principal amount equal to the amount of the Positive Adjustment, duly completed, executed and delivered by US Purchaser Sub and Purchaser Parent and made to the payment of Seller Parent or Seller Parent’s designated Affiliate(s) in accordance with the Payment Instructions (or such other written) instructions provided to Purchaser Parent by Seller Parent prior to such payment date), or (B) paying or causing to be paid, to Seller Parent or its designated Affiliate(s) by wire transfer of immediately available funds, the Positive Adjustment.

(iii)If the amount of the Estimated Cash Consideration exceeds the amount of the Final Cash Consideration (such excess amount, the “Negative Adjustment”), then, (A) to the extent the Closing Promissory Note remains outstanding, (x) the principal balance under the Closing Promissory Note shall automatically be reduced by an amount equal to the Negative Adjustment and (y) any interest accrued on such principal balance shall automatically be reduced by an amount equal to the portion of accrued interest attributable to the amount such principal balance is reduced by pursuant to the foregoing clause (x), or (B) to the extent the Closing Promissory Note does not remain outstanding or the amount due under the outstanding Closing Promissory Note is less than the Negative Adjustment after the reduction set forth in clause (A) of this Section 1.4(f)(iii), Seller Parent shall pay or cause to be paid, to Purchaser Parent by wire transfer of immediately available funds, the Negative Adjustment (after the reduction set forth in clause (A) of this Section 1.4(f)(iii), if applicable).
(iv)This Section 1.4(f) and the determination of the Final Cash Consideration pursuant to this Section 1.4 shall be the sole and exclusive remedies of the parties hereto with respect to the matters addressed in this Section 1.4.
(v)From and after the Closing, Purchaser Parent shall pay, perform, satisfy and discharge (and shall cause to be paid, performed, satisfied, and discharged), all liabilities and obligations included as liabilities in the Closing Net Working Capital Amount and the Closing Indebtedness Amount, each as deemed final and binding on the parties hereto pursuant to Sections 1.4(d) and (e).
(g)Tax Treatment of Adjustments. To the maximum extent permitted by applicable Law, (i) any issuance of a promissory note and any decrease of the principal amount under the Closing Promissory Note (each, a “Promissory Note Adjustment”) and any payment to Seller Parent, in each case, under Sections 1.4(f), shall be treated for all Tax purposes as an adjustment to the consideration paid for the Transferred Securities or the assets of the applicable Transferred Company or its Subsidiaries, as applicable, and (ii) the amount of any reduction of the Cash Consideration Payment Amount or Share Consideration allocated to the Transferred Companies acquired by the US Purchaser Sub (and contributed to the US Purchaser Sub under Section 1.2(b)(iv)) on account of the first sentence of Section 1.5(c) shall be treated for all Tax purposes as an adjustment to the contribution described in Section 1.2(b)(iv) in respect of which no income or gain is recognized.
1.5Purchase Price Allocation.
(a)Valuation of Consideration. From and after the date of this Agreement, Seller Parent may engage an accounting firm or other valuation specialist (“Valuation Firm”) to determine the fair market value of the Purchaser Parent Ordinary Shares solely for the purposes of this Section 1.5, and Purchaser Parent shall reasonably cooperate with Seller Parent and the Valuation Firm in connection with such determination. For purposes of the allocations made pursuant to this Section 1.5, the aggregate amount of Estimated Consideration and Final Consideration reflected in such allocations shall be determined in accordance with U.S. federal income Tax principles, including by taking into account the Purchaser Parent Ordinary Shares based on their fair market value (as determined by the Valuation Firm or as otherwise reasonably determined by Seller Parent) and the Cash Consideration Promissory Note Amount based on its “issue price” for U.S. federal income tax purposes.
(b)Closing Date Allocation. At the time Seller Parent delivers the Pre-Closing Statement to Purchaser Parent, Seller Parent shall deliver to Purchaser Parent an initial allocation of the Estimated Consideration (separately identifying the allocation of the Cash Consideration Payment Amount, the Cash Consideration Promissory Note Amount and Share Consideration) among (i)  the Transferred Companies to be acquired by the US Purchaser Sub (the “Estimated US Consideration”) and, (iii) the Transferred Companies to be acquired by the UK Purchaser Sub (the “Estimated UK Consideration”), as of the Closing Date (the “Closing Date Allocation”). Seller Parent shall allocate the Cash Consideration Payment Amount, Cash Consideration Promissory Note Amount and Share Consideration among Estimated US Consideration and Estimated UK Consideration, and in respect of the Estimated US Consideration and Estimated UK Consideration, among each Transferred Company; provided, that the consideration allocated to any one Transferred Company shall consist of no more than

60% Share Consideration; provided, further, that, the Closing Date Allocation shall be determined consistently with the methodology provided in Schedule 1.5.
(c)Final Purchase Price Allocation. The Closing Date Allocation shall be adjusted by Seller Parent to reflect any differences between the items taken into account with respect to each Transferred Company in the determination of the Estimated Consideration and the items taken into account in respect of such Transferred Company in the determination of the Final Consideration (including, if determined by Seller Parent, by adjusting the allocation of the Cash Consideration Payment Amount, Cash Consideration Promissory Note Amount and Share Consideration among the Transferred Companies acquired by the US Purchaser Sub and the Transferred Companies acquired by the UK Purchaser Sub to reflect any Promissory Note Adjustment in respect of the Transferred Companies acquired by the UK Purchaser Sub). Additionally, Seller Parent shall allocate the amount of Tax Consideration allocable to each Transferred Company (or, if applicable, Subsidiary thereof) that is a Disregarded Entity or in respect of which a Section 338 Election is to be made among the assets of each such Transferred Company in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder and, if applicable, Section 338 of the Code and the Treasury regulations promulgated thereunder. The Closing Date Allocation, as finally determined by Seller Parent following any such adjustments and allocation among the assets of any Transferred Company, as applicable (the “Final Allocation”), shall be final, conclusive and binding on the parties absent manifest error and shall be delivered by Seller Parent to Purchaser Parent no later than sixty (60) days following the determination of the Final Cash Consideration; provided, that, the Final Allocation shall be determined consistently with the methodology provided in Schedule 1.5. Each of Seller Parent and Purchaser Parent shall (and shall cause its respective Affiliates to) prepare and file its Tax Returns (including the Section 338(h)(10) Election Forms and any Section 338(g) Election Forms) on a basis consistent with the Final Allocation and shall (and shall cause its respective Affiliates to) take no position inconsistent with the Final Allocation on any Tax Return, in any audit, examination or other Action with respect to Taxes (“Tax Audit”) or otherwise, in each case, except to the extent otherwise required by a Tax Authority following a Tax Audit diligently defended in good faith or in compliance with Schedule 1.5. If the Final Allocation is disputed by any Tax Authority, the party receiving notice of the dispute shall promptly notify the other party hereto.
Article IIREPRESENTATIONS AND WARRANTIES OF SELLER PARENT
Except as disclosed in the Sellers’ disclosure schedule (the “Seller Disclosure Schedule”) (it being understood and hereby agreed that (i) the information set forth in the Seller Disclosure Schedule shall be disclosed under separate sections that correspond to the sections of this Article II to which such information relates, and (ii) the information set forth in each section of the Seller Disclosure Schedule shall qualify (A) the representations and warranties set forth in the corresponding section of this Article II, and (B) any other representations and warranties set forth in this Article II to the extent that the relevance of such disclosure to such other representations and warranties is readily apparent without reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed) supplied by the Seller Parent to Purchaser Parent on the date of this Agreement, Seller Parent (on behalf of itself and each of the Transferred Companies and their Subsidiaries) hereby represents and warrants to the Purchasers as follows:
2.1Organization of the Seller and Transferred Companies.
(a)Each Seller is duly organized or incorporated, validly existing and in good standing under the Laws of the jurisdiction of its formation or incorporation, to the extent such concepts exist in such jurisdiction.
(b)The Transferred Companies are duly organized or incorporated, validly existing and in good standing under the Laws of the jurisdiction of their formation or incorporation, in each case, to the extent such concepts exist in such jurisdiction. Each Transferred Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except as would not reasonably be expected to have a Business Material Adverse Effect.
(c)Each Transferred Company is duly qualified or licensed to do business as a foreign corporation (to the extent applicable) in each jurisdiction in which it conducts business, except for those jurisdictions where the failure to be so qualified would not reasonably be expected to be material to such Transferred Company or the Business. Seller Parent has Made Available to Purchasers true and correct copies of the Organizational Documents of the Transferred Companies. No Transferred Company is in material violation of any of the provisions of its respective Organizational Documents.
2.2Authority.
(a)Each Seller has all requisite corporate power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the Transactions applicable to such Seller. The approval of the Board of Directors (or similar governing body) of each Seller has been properly obtained, and it constitutes all of the necessary corporate action or authorization of each Seller to authorize the execution, delivery and performance of this Agreement by such Seller and each of the Ancillary Agreements by such Seller contemplated to be a party thereto and the consummation by such Seller of the Transactions applicable to such Seller.
(b)This Agreement has been, and each Ancillary Agreement will be when entered into and delivered pursuant to this Agreement, duly executed and delivered by each Seller contemplated to be a party thereto and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes a valid, legal and binding obligation of each Seller, enforceable against each such Seller in accordance with its terms, except as such enforceability may be subject to (i) the Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (ii) general principles of equity.
2.3No Conflicts. The execution, and delivery by each Seller of this Agreement does not, and the performance by such Seller of its obligations under this Agreement will not, conflict with, result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to any Lien (other than Liens under applicable securities Laws) or a right of termination, cancellation, modification or acceleration of any obligation, payment of any benefit, or loss of any benefit of the Transferred Companies or any of their Subsidiaries, or with respect to Contracts, require any notice, consent, waiver or approval of a counterparty party thereto (any such event in the foregoing, a “Conflict”) under (a) any provision of the Organizational Documents of such Seller; (b) any Contract or Permit to which such Seller, such Transferred Company or any Subsidiary of a Transferred Company is party; or (c) any Law or Order applicable to such Seller, except, in the case of clauses (b) and (c), for such Conflicts which would not reasonably be expected to be material, individually or in the aggregate, to such Seller with respect to the Business, or such Transferred Company, such Subsidiary of a Transferred Company or the Business.
2.4Governmental Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, is required by, or on the part of any Seller or Transferred Company, in connection with the execution and delivery by such Seller of this Agreement or the performance by such Seller of its obligations under this Agreement (including the consummation by such Seller of the Transactions applicable to such Seller), except for (a) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under the HSR Act and any other applicable antitrust or competition Laws (collectively, “Antitrust Laws”), (b) such consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under any applicable foreign direct investment Laws (collectively, “FDI Laws”) and (c) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings with respect to a Governmental Authority which, if not obtained or made, would not reasonably be expected to material, individually or in the aggregate, to such Transferred Company and its Subsidiaries or the Business.

2.5Subsidiaries.
(a)Section 2.5(a) of the Seller Disclosure Schedule sets forth a list of the Subsidiaries of each Transferred Company. All of the outstanding Equity Interests in each Subsidiary of a Transferred Company is owned, directly or indirectly, by such Transferred Company or through another Subsidiary of such Transferred Company free and clear of any Lien (other than Liens arising under applicable securities Laws or Liens that will be released on the Closing Date pursuant to the Payoff Letters). All of the outstanding shares of capital stock of each of the Transferred Companies’ Subsidiaries (i) have been duly authorized and are validly issued, fully paid and non-assessable; (ii) are not subject to a right of rescission, right of first refusal or preemptive right under applicable Law, the Organizational Documents or any Contract to which such Subsidiary of a Transferred Company is a party; and (iii) are not subject to vesting or risk of forfeiture.
(b)Other than the Equity Interests held by the Transferred Companies or their Subsidiaries or as set forth on Section 2.5(b) of the Seller Disclosure Schedule, (i) there are no outstanding Equity Interests in any Subsidiary of a Transferred Company and (ii) there are no options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, commitments or Contracts, to which any Transferred Company, or a Subsidiary of a Transferred Company is a party or by which it is bound, in any case, obligating any Subsidiary of a Transferred Company to issue, deliver, sell, repurchase, redeem or otherwise make outstanding, any Equity Interests of such Subsidiary.
(c)Each Subsidiary of the Transferred Companies (i) is duly organized or incorporated, validly existing and in good standing under the Laws of its jurisdiction of formation or incorporation, in each case, to the extent such concepts exists in such jurisdiction and (ii) has the necessary corporate, limited liability company or similar organizational power to own its properties and to carry on its business as currently conducted and (iii) is duly qualified or licensed to do business as a foreign corporation (to the extent applicable) in each jurisdiction in which it conducts business, in each case, except as would not reasonably be expected to have a Business Material Adverse Effect. Seller Parent has Made Available to the Purchasers true and correct copies of the Organizational Documents of each of the Subsidiaries of the Transferred Companies. None of the Transferred Companies’ Subsidiaries are in material violation of any of their Organizational Documents.
(d)Section 2.5(d) of the Seller Disclosure Schedule sets forth a true, correct and complete list of: (i) the names of the members of the Transferred Companies’ and their Subsidiaries’ respective boards of directors (or similar governing bodies) and (ii) the names and titles of the officers of each of the Transferred Companies and their Subsidiaries.
2.6Capital Structure.
(a)(i) All of the outstanding Equity Interests in the (x) Transferred MZ Company are owned by MZ Seller free and clear of any Lien (other than Liens arising under applicable securities Laws or Liens that will be released on the Closing Date pursuant to the Payoff Letters), and (y) Transferred GH Company are owned by GH Seller free and clear of any Lien (other than Liens arising under applicable securities Laws or Liens that will be released on the Closing Date pursuant to the Payoff Letters), and (ii) all of the outstanding Equity Interests in each Transferred Company (other than the Transferred MZ Company and the Transferred GH Company) is owned by Seller Parent free and clear of any Lien (other than Liens arising under applicable securities Laws or Liens that will be released on the Closing Date pursuant to the Payoff Letters).
(b)Section 2.6(b) of the Seller Disclosure Schedules sets forth as of the date of this Agreement (x) the authorized, issued and outstanding shares of capital stock, membership interest or Equity Interests, as applicable, of each Transferred Company (the “Transferred Company Equity Interests”), (y) the legal and beneficial owner of all such Transferred Company Equity Interests, and (z) the class and series of such Transferred Company Equity Interests. The Transferred Company Equity Interests (i) have been duly authorized and validly issued, are fully paid and nonassessable (to the extent applicable), and (ii) are not subject to right of rescission, right of first refusal or preemptive right under applicable Law, the Organizational Documents or any Contract to which such Transferred Company or any Seller is a party. None of the outstanding Transferred Company Equity Interests are subject to vesting or risk of forfeiture.
(c)Other than the Transferred Company Equity Interests, (i) there are no outstanding Equity Interests in any Transferred Company and (ii) there are no options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, commitments or Contracts, to which any Transferred Company is a party or by which it is bound, in any case, obligating any Transferred Company to issue, deliver, sell, repurchase, redeem or otherwise make outstanding, any Equity Interests of such Transferred Company.
(d)Section 2.6(d) of the Seller Disclosure Schedule lists each Contract to which a Transferred Company is a party as of the date of this Agreement, that restricts the transfer of, that relates to (or that provides a proxy for) the voting of, or that provides registration rights in respect of, the Equity Interests of the respective Transferred Company. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of any Transferred Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Equity Interest of the Transferred Companies may vote.
(e)Other than the Equity Interests held by a Transferred Business Entity in another Transferred Business Entity, the Transferred Companies and their Subsidiaries do not own, directly or indirectly, any shares, membership interest, partnership interest, joint venture interest, or other equity, voting or ownership interest in any Person, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is the company under any current or prospective legally binding obligation to form or participate in, make any loan, capital contribution, guarantee, credit enhancement or other investment in, any Person, in each case, as a holder or prospective holder of Equity Interests in such Person.
2.7Financial Statements of the Business.
(a)Section 2.7(a) of Seller Disclosure Schedule sets forth true, complete and correct copies of (i) the unaudited combined balance sheets and the related unaudited combined statements of operations of the Business for the fiscal year ended December 31, 2024, (ii) the unaudited combined balance sheets (the “Business Balance Sheet”) of the Business as of March 31, 2025 (the “Balance Sheet Date”), and the related unaudited combined statements of operations of the Business for the three (3) month period then ended (the financial statements referred to in clauses (i) and (ii), collectively, the “Business Financial Statements”).
(b)The Business Financial Statements were derived from and in accordance with the books and records of Seller Parent and its Subsidiaries pertaining to the Business and the Seller Parent’s annual audited consolidated financial statements and quarterly unaudited consolidated financial statements for the periods covered by the Business Financial Statements that have been prepared in accordance with GAAP. The Business Financial Statements fairly present, in all material respects, the financial position, and results of operations of the Business as of the dates and for the periods indicated therein, subject to year-end adjustments and the absence of footnotes. The Business Financial Statements complied in all material respects with applicable accounting requirements with respect thereto, as at the respective dates thereof. The books and records of the Transferred Companies and their Subsidiaries are maintained in all material respects in accordance with applicable Law.
(c)The Sellers, Transferred Companies and their Subsidiaries have established and maintain, and for the three (3) years prior to the date of this Agreement have maintained, systems of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with its management’s general or specific authorizations, (ii) transactions records fairly present and reflect the transactions and dispositions of the assets of the Transferred Companies or their Subsidiaries, (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) any unauthorized use, acquisition, or disposition of the Transferred Companies’ or their Subsidiaries’ assets that would materially affect the Business Financial Statements would be detected or prevented in a timely manner; and (v) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

During the three (3) years prior to the date of this Agreement, none of the Sellers, Transferred Companies, their Subsidiaries, or any of their respective directors, officers, auditors or independent accountants has received written notice of (x) any material weakness or significant deficiency regarding the accounting or auditing practices, procedures or methods of the Transferred Companies or any of their Subsidiaries or their internal accounting controls, (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of financial statements or internal controls over financial reporting of the Transferred Companies or their Subsidiaries or (z) any claim or allegation regarding any of the foregoing.
(d)None of the Transferred Companies or their Subsidiaries is a party to or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract relating to any transaction or relationship between or among the Transferred Companies or any of their Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Transferred Companies or their Subsidiaries in the Business Financial Statements.
2.8Liabilities. As of the date of this Agreement, the Transferred Companies and their Subsidiaries do not have any liabilities, indebtedness or obligations, whether or not accrued, contingent, absolute, due or to become due, secured or unsecured, matured or otherwise, of a type whether or not required to be reflected on a balance sheet of the Transferred Companies and their Subsidiaries prepared in accordance with GAAP, except for liabilities or obligations which (a) have been reflected or reserved against in the Business Financial Statements or disclosed in the notes thereto, (b) have arisen in the ordinary course of business since the Balance Sheet Date or in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or the consummation of the Transactions, (c) are executory obligations under the Contracts of the respective Transferred Companies and their Subsidiaries (none of which include liabilities or obligations arising from breach of Contract, tort or violation of any Law) (d) are the subject of another representation or warranty in this Agreement or (e) would not reasonably be expected to be material to the Business.
2.9Absence of Certain Changes.
(a)Since January 1, 2025 to the date of this Agreement, (i) the Transferred Companies and their Subsidiaries have been operated, in all material respects, in the ordinary course of business consistent with past practice, and (ii) none of the Transferred Companies or their Subsidiaries have taken any action which, if taken during the period commencing after the date hereof and prior to the Closing would be prohibited by Section 4.1(b)(i), Sections 4.1(b)(v) through 4.1(b)(xvi), (or Section 4.1(b)(xix) with respect to any of the foregoing).
(b)Since January 1, 2025, to the date of this Agreement, there has been no event that has had or would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
2.10Real Property; Absence of Liens on Tangible Property.
(a)None of the Transferred Companies or their Subsidiaries own (or has ever owned) any real property.
(b)Section 2.10(a) of the Seller Disclosure Schedule lists the address, lessor and lessee (or sublessor and sublessee or licensor and licensee, if applicable) of all real property leased, subleased or licensed by each Transferred Company or its Subsidiaries, as lessee, sublessee or licensee, as applicable, as of the date of this Agreement (the “Leased Real Property”). Seller Parent has Made Available to the Purchasers copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in the Leased Real Property, including all amendments and modifications thereto (collectively, the “Lease Agreements”) of the Transferred Companies and their Subsidiaries. With respect to each Lease Agreement, (i) such Lease Agreement is legal, valid, binding, enforceable and in full force and effect (subject to (A) the Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) general principles of equity), (ii) none of the Transferred Companies nor any of their Subsidiaries nor, to the Knowledge of Seller Parent, any other party to such respective Lease Agreement is in material breach or default thereunder (with or without notice, lapse of time or both) and neither Seller Parent, the Transferred Companies or their Subsidiaries have received written notice of any such material breach or default and (iii) the Transferred Companies and their Subsidiaries hold a good and valid leasehold, subleasehold or license interest, as applicable, in all of the Leased Real Property pursuant to the Lease Agreements, free and clear of all Liens (other than Permitted Liens). Section 2.10(a) of the Seller Disclosure Schedule lists the address, sublessor and sublessee (or licensor or licensee, as applicable) of all subleases and licenses by the Transferred Companies and their Subsidiaries, as sublessor or licensor, of Leased Real Property (collectively, together with all amendments and modifications thereto, the “Subleases”). Seller Parent has Made Available to the Purchasers copies of all of the Subleases. With respect to each Sublease (i)  such Sublease is legal, valid, binding, enforceable and in full force and effect (subject to (A) the Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) general principles of equity) and (ii) none of the Transferred Companies nor any of their Subsidiaries nor, to the Knowledge of Seller Parent, any other party to such respective Sublease is in material breach or default thereunder (with or without notice, lapse of time or both) and neither Seller Parent, the Transferred Companies or their Subsidiaries have received written notice of any such material breach or default. Except as set forth on Section 2.10(a) of the Seller Disclosure Schedule, as of the date of this Agreement, no Transferred Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy any of the Leased Real Property or any portion thereof or interest therein and there is no Person (other than a Transferred Company or its Subsidiary) in possession or occupancy of any of the Leased Real Property.
(c)Each Transferred Company and its Subsidiaries have good and valid title to, or, in the case of leased properties and leased tangible assets, valid leasehold interests in, all of its material tangible properties and tangible assets, except as would not reasonably be expected to be material to the Business, free and clear of all Liens (other than Permitted Liens). The material items of equipment owned or leased by the Transferred Companies and their Subsidiaries (i) are adequate in all material respects for the conduct of the business of the Transferred Companies and their Subsidiaries as currently conducted, and (ii) are, in all material respects, in good operating condition, regularly and properly maintained, subject to normal wear and tear. Nothing set forth in the foregoing sentence shall constitute a representation or warranty of any kind with respect to noninfringement of Intellectual Property Rights.
(d)The use of the Leased Real Property in the conduct of the businesses of the Transferred Companies and their Subsidiaries does not violate in any material respect any Law, covenant, condition, restriction, easement, license, Permit or agreement applicable to the Transferred Companies or their Subsidiaries in any manner that would materially interfere with the conduct of the business of the Transferred Companies and their Subsidiaries.
(e)To the Knowledge of Seller Parent, all buildings, fixtures, and other improvements that constitute the Leased Real Property are in reasonable working order and repair in all material respects and are suitable for the purpose for which they are currently used.
2.11Intellectual Property.
(a)Section 2.11(a) of the Seller Disclosure Schedule lists, as of the date of this Agreement, the Business Registered Intellectual Property, including: (i) registered Trademarks and applications to register Trademarks; (ii) Patents and applications for Patents; (iii) all registered Copyrights and applications to register Copyrights; and (iv) Domains, in each case listing, as applicable, (A) the name of the applicant/registrant and current owner, (B) the jurisdiction where the application/registration is located, (C) the status of such application/registration, (D) the application or registration number and (E) the applicable registrar and the registration renewal date for Domains. As of the date of this Agreement, except as would not be material to the operation of the Business, the Business Registered Intellectual Property is subsisting and is not invalid or unenforceable. As of the date of this Agreement, none of the Transferred Companies or any of their Subsidiaries have received any written (or, to the Seller Parent’s Knowledge, oral) notice of a pending claim challenging the validity or enforceability of, or contesting the rights of the respective Transferred Company or its Subsidiaries with respect to, any of the Business Registered Intellectual Property.
(b)The Business Intellectual Property is owned exclusively by the respective Transferred Company or its Subsidiaries, free and clear of all Liens other than Permitted Liens. The Transferred Companies and their Subsidiaries have not granted any Third Person any exclusive right to any respective Business Intellectual Property.
(c)Each Transferred Company and its Subsidiaries has taken commercially reasonable measures to protect from unauthorized use and unauthorized disclosure, and to preserve, (i) the Trade Secrets which are Business Intellectual Property of the respective Transferred Company and its Subsidiaries that it has chosen, in its reasonable business judgment, to maintain as Trade Secrets and (ii) all other confidential or non-public information that is material to the operation of the Business. Each Transferred Company and its Subsidiaries has a policy requiring its employees, consultants, independent contractors and other similar service providers that are or have at any time engaged in the creation, development, contribution, modification or improvement of any material Technology for the respective Transferred Company and its Subsidiaries to execute a valid and binding confidentiality and Intellectual Property Rights assignment agreement in furtherance of the foregoing sentence, including assigning to the respective Transferred Company all of their right, title, and interest in and to Business Intellectual Property, and waiving all moral rights therein, to the extent legally permissible and applicable. No Transferred Companies or any of their Subsidiaries have provided or licensed, and neither are any Transferred Companies or any of their Subsidiaries obligated to provide or license, any Business Source Code to any Third Person, including without limitation pursuant to any source code escrow arrangement, other than employees, consultants, independent contractors and service providers providing services to or on behalf of respective Transferred Company or its Subsidiaries in the ordinary course of business and under Contracts that subject such employees, independent contractors and service providers to reasonable confidentiality obligations including to prohibit use or disclosure of Business Source Code except in the performance of services for the Business.
(d)To the Knowledge of Seller Parent, (i) no Third Person is infringing upon, misappropriating or otherwise violating any Business Intellectual Property, and (ii) during the thirty-six (36) months prior to the date of this Agreement, no Third Person has infringed upon, misappropriated or otherwise violated any Business Intellectual Property. During the thirty-six (36) months prior to the date of this Agreement, none of Seller Parent or the Transferred Companies or their Subsidiaries have brought any Actions before any Governmental Authority against any Third Person alleging misappropriation, violation or infringement of any Business Intellectual Property. As of the date of this Agreement, no Business Intellectual Property is subject to any proceeding or decree, order, judgment or settlement agreement to which Seller Parent, any Transferred Companies or any of their Subsidiaries is a party, or, to the Knowledge of Seller Parent, to which any Third Person is a party, that restricts in any manner the use, provision, transfer, assignment or licensing thereof by Seller Parent or the Transferred Companies or their Subsidiaries or affects the validity, use or enforceability of such Business Intellectual Property.
(e)The Business Intellectual Property and the operation of the Business does not infringe upon, misappropriate or otherwise violate the Intellectual Property Rights of any Third Person and during the thirty-six (36) months prior to the date of this Agreement, the Business Intellectual Property and the operation of the Business has not infringed upon, misappropriated or otherwise violated the Intellectual Property Rights of any Third Person. Each Transferred Company and its Subsidiaries have conducted the Business in compliance with the safe harbor provisions of the Digital Millennium Copyright Act (DMCA) and equivalent legal requirements in any other jurisdictions where such Transferred Company or any Subsidiary conducts or has conducted the Business. As of the date of this Agreement, there is no Action pending by or before any Governmental Authority or by any other Person against Sellers or the Transferred Companies or any of their Subsidiaries with respect to any alleged infringement, misappropriation or other violation by Sellers, the Transferred Companies or their Subsidiaries of the Intellectual Property Rights of a Third Person, and, during the thirty-six (36) months prior to the date of this Agreement, none of the Transferred Companies or their Subsidiaries have received any written (or, to Seller Parent’s Knowledge, oral) notice or communication from any Third Person alleging that the operation of the Business infringes, misappropriates or violates such Person’s Intellectual Property Rights other than ordinary course notices (including, but not limited to, DMCA takedown notices). Notwithstanding the foregoing, Seller Parent makes no representation or warranty regarding any infringement by any users of Business Products with respect to any content provided to the Seller Parent or otherwise posted or submitted to Business Products by such users.
(f)Except as would not be material to the Transferred Companies or their Subsidiaries, all use and distribution of third party Open Source Software (in respect of the Business) by the Transferred Companies or their Subsidiaries is in compliance with all Open Source Licenses applicable thereto. None of the Transferred Companies or their Subsidiaries have incorporated into any Business Products any Open Source Software in a manner that has subjected any Business Source Code (other than Open Source Software in-licensed by the Transferred Companies or their Subsidiaries pursuant to an Open Source License) to any requirement under any applicable Open Source License to distribute, disclose or generally make available such Business Source Code or any portion thereof (i) in Source Code form, (ii) for the purpose of making modifications or derivative works, or (iii) for a minimal fee or no fee, other than for each of (i)-(iii) as would not be material to the Transferred Companies or their Subsidiaries. As of the date of this Agreement, no Transferred Company has received a written notice or request from any Third Person to disclose, distribute or license any such Source Code pursuant to an Open Source License, or alleging noncompliance by the respective Transferred Company with any applicable Open Source License.
(g)To the extent a Business Product collects data and submits such data as AI Inputs, the applicable Transferred Company and its Subsidiaries has obtained all licenses, consents, and permissions, provided all notices and disclosures, and otherwise has all rights, in each case as required under applicable law, to collect and submit such AI Inputs to AI Technologies in order for such AI Technologies to use the AI Inputs as directed by the applicable Transferred Company or its Subsidiary.
2.12Privacy; Business Systems. Notwithstanding any other provision of this Agreement, the representations and warranties contained in this Section 2.12 are the sole representations and warranties made with respect to compliance with Privacy Laws.
(a)Seller Parent has Made Available to Purchaser the privacy policies of the Transferred Companies and their Subsidiaries which are currently in effect and posted on their websites or online platforms, services, or solutions (each, a “Privacy Policy”).
(b)Except as would not reasonably be expected to have a Business Material Adverse Effect, to the Seller Parent’s Knowledge, the Transferred Companies and each of its Subsidiaries and Affiliates, and/or third parties processing Personal Information on behalf of the Transferred Companies, are, and for the three (3) years prior to the date of this Agreement have been, in compliance with applicable Privacy Policies, contractual obligations by which the respective Transferred Company and its Subsidiaries are bound and all applicable Privacy Laws, in each case, governing data protection, privacy and data security (collectively, “Privacy Obligations”). During the three (3) years prior to the date of this Agreement, except as would not have a Business Material Adverse Effect, (i) none of the Transferred Companies or any of its Subsidiaries have received any written notice, inquiry, claim, correspondence or other communication from or been the subject of any enforcement action by, any data subjects, Governmental Authority or any Third Person (A) alleging that any of the policies or, to the Seller Parent’s Knowledge, practices of the respective Transferred Company or its Subsidiaries with respect to their collection, use, disclosure or disposal of Personal Information are not in compliance with any Privacy Obligations or (B) of any Action or complaint against the respective Transferred Company or any of its Subsidiaries relating to their privacy or data security practices with respect to Personal Information, and (ii) there are no facts or circumstances that is reasonably expected to give rise to the occurrence of the matters set forth in the foregoing clause (i).
(c)Except as would not reasonably be expected to have a Business Material Adverse Effect, the execution, and delivery, by each Seller of this Agreement does not, and the performance by such Seller of the obligations under this Agreement will not: (i) conflict with or result in a violation or breach by such Seller of any Privacy Obligations; or (ii) require the Transferred Companies or any of its Subsidiaries to obtain the consent of or provide notice to, any Third Person concerning their Personal Information pursuant to any Privacy Obligation.

(d)To the Seller Parent’s Knowledge, each Transferred Company and its Subsidiaries maintain commercially reasonable measures to protect the computer and other information technology systems used by the respective Transferred Companies or their Subsidiaries in the operation of the Business (collectively, the “Business Systems”), and the confidentiality, integrity and security thereof. To the Seller Parent’s Knowledge, each Transferred Company and its Subsidiaries take commercially reasonable measures to protect the Business Systems and the information stored or contained in or transmitted thereby against any theft, corruption, loss, interruption or unauthorized use, modification or access. To the Seller Parent’s Knowledge, the Business Systems operate and run in a reasonable manner in all material respects. In the three (3) years prior to the date of this Agreement, except as would not reasonably be expected to have a Business Material Adverse Effect, to the Seller Parent’s Knowledge, (i) neither the Transferred Companies nor their Subsidiaries, have experienced a Security Incident, and (ii) there have been no failures, breakdowns, outages, bugs, continued substandard performance, or other adverse events for each of the foregoing affecting any of the Business Systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of any such Business Systems and that have not been remedied in all material respects. To the Seller Parent’s Knowledge, the Business Products do not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other malicious Software or device designed to have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such Software or device is stored or installed or (ii) damaging or destroying any data or file without the user’s consent. To the Seller Parent’s Knowledge, each Transferred Company and its Subsidiaries has evaluated its disaster recovery and backup needs and has systems in place that reasonably address its related risks.
(e)Except as would not reasonably be expected to have a Business Material Adverse Effect, each Transferred Company and its Subsidiaries complies and has at all times in the past three (3) years complied with all Applicable Online Content Regulations.
2.13Material Contracts.
(a)Section 2.13(a) of the Seller Disclosure Schedule lists the following categories of Contracts (other than Business Employee Plans and Employment Agreements), which any Transferred Company or any of its Subsidiaries is a party or by which its assets are legally bound, as of the date of this Agreement:
(i)any Contract with a Significant Supplier, other than Standard Contracts;
(ii)(a) any Contract relating to the acquisition of any Person or other business enterprise or division thereof (whether by merger, consolidation, sale of stock, sale of shares, sale of assets or otherwise) containing any continuing payment obligations of any Transferred Company or any of its Subsidiaries or (b) any Contract relating to the disposition of any Person or other business enterprise or division thereof (whether by merger, consolidation, sale of stock, sale of shares, sale of assets or otherwise), but excluding any Contract to transfer assets, rights or other property between any Transferred Business Entities;
(iii)any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity with a third party;
(iv)any Contract relating to (A) indebtedness of the Transferred Companies or any of their Subsidiaries for borrowed money, (B) all obligations, contingent or otherwise, of the Transferred Companies in respect of any letters of credit, surety bonds or bankers’ acceptances and similar facilities, (C) any lease obligation of the Transferred Companies required to be classified as a capital or finance lease under GAAP, (D) obligations of the Transferred Companies under notes, bonds and debentures, (E) obligations under any interest rate swap agreements or interest rate hedge agreements to which any Transferred Company is a party and (F) obligations of the type referred to in clauses (A) – (E) above, as applicable, of other Persons for the payment of which the Transferred Companies are responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise;

(v)any Contract under which any Transferred Company or any of its Subsidiaries has been granted a license under any Third Person’s Intellectual Property Rights that are material to the Transferred Company or any of its Subsidiaries, taken as a whole, other than: (A) Shrink Wrap Contracts; (B) Open Source Licenses; (C) Contracts that would be responsive to this clause (v) solely to the extent that they include non-exclusive, ancillary licenses to use a Third Person’s Trademarks or feedback; (D) invention assignment agreements with Employees or service agreements with contractors, solely where such license is provided on a non-exclusive basis; (E) confidentiality or nondisclosure Contracts entered into in the ordinary course of business; and (F) Contracts entered into in the ordinary course of business that contain non-exclusive licenses under a Third Person’s Intellectual Property Rights in connection with the Transferred Company or any of its Subsidiaries provision of services to such Third Person ((A) through (F), the “Standard In-Licenses”);
(vi)any Contract under which any Transferred Company or any of its Subsidiaries has licensed to a Third Person any Business Intellectual Property that is material to the Transferred Company or any of its Subsidiaries, taken as a whole, other than: (A) Shrink Wrap Contracts; (B) confidentiality or nondisclosure Contracts entered into in the ordinary course of business; (C) Contracts entered into in the ordinary course of business that containing non-exclusive licenses ancillary to the use of products or receipt of services by the Transferred Company or its Subsidiaries; and (D) Contracts contain non-exclusive licenses entered into for the use of Business Products by end users ((A) through (D), together with the Standard In-Licenses, the “Standard Contracts”);
(vii)any Contract that contains a covenant limiting in any material respect (except for covenants requiring a party to comply with applicable Law) the ability of any Transferred Company or any of its Subsidiaries: (A) to engage or operate in any current line of business or future line of business, in each case in any geographic area or product or service category or (B) to compete in any line of business with any Third Person or in any geographic area or product or service;
(viii)any Contract obligating any Transferred Company or any of its Subsidiaries (including the Purchasers and their Affiliates after the Closing) to conduct any business on an exclusive basis with any Person;
(ix)any Contract, excluding Lease Agreements, that (A) subjects any Transferred Company or any of its Subsidiaries to any most favored customer pricing provisions with any Third Person or (B) grants any rights of first refusal, rights of first negotiation or similar rights to any Person;
(x)any Contract pursuant to which any Transferred Company has granted to any Person a Lien (other than a Permitted Lien) on, or the pledging of, all or any part of the assets or properties of any Transferred Company securing obligations in excess of $100,000 in the aggregate;
(xi)any Contract, excluding Lease Agreements, obligating any Transferred Company or any of its Subsidiaries to (a) make any payment, reimbursement or offset in excess of $1,000,000 per annum, or (b) deliver goods or services with a fair market value in excess of $1,000,000 per annum, during the remaining term thereof and which by its terms does not terminate or is not terminable without material penalty by any Transferred Company or any of its Subsidiaries upon ninety (90) days or less prior notice;
(xii)any Contract, excluding Lease Agreements, obligating any third party to pay to any Transferred Company or any of its Subsidiaries any payments, reimbursements or offsets in excess of, or any property with a fair market value in excess of $1,000,000 per annum during the remaining term thereof and which by its terms does not terminate or is not terminable without material penalty by any Transferred Company or any of its Subsidiaries upon ninety (90) days or less prior notice;
(xiii)any Lease Agreement;
(xiv)any Contract relating to the settlement of any dispute (other than any such agreement providing solely for the payment of an amount not in excess of $500,000 that does not impose any non-monetary relief or obligation (other than confidentiality and non-disparagement obligations, releases of claims and other immaterial non-monetary restrictions or obligations that are customary and ancillary to the monetary relief granted) on any Transferred Company or any of its Subsidiaries (including any obligations with respect to Intellectual Property Rights) and does not involve the admission of wrongdoing by the Transferred Companies or any of their Subsidiaries or any of their respective officers or directors);
(xv)any Contract related to an Interested Party Transaction not entered into in the ordinary course of business;
(xvi)any Contract entered into with any Governmental Authority (or subcontractor thereof in its capacity as such);
(xvii)any Contract requiring any Transferred Company or any of its Subsidiaries to pay any commission, finder’s fee, royalty or similar payments in excess of $1,000,000; and
(xviii)the Contracts set forth on Section 2.13(a)(xviii) of the Seller Disclosure Schedule.
(b)Seller Parent has Made Available true and complete copies of each Contract, including any amendments thereto, required to be disclosed pursuant to Section 2.13(a) (such Contracts, the “Business Material Contracts”). As of the date of this Agreement, none of the Transferred Companies or their Subsidiaries are (i) in material breach or default under any respective Business Material Contract, nor to the Knowledge of the Seller Parent is any other party to any such Business Material Contract in material breach or default thereunder or (ii) in receipt of written notice of any material breach or default by a Transferred Company or any of its Subsidiaries under any Business Material Contract or of the cancellation or termination of such Business Material Contract. Assuming the due authorization, execution and delivery by the other parties thereto, each Business Material Contract constitutes the valid and binding obligation of the Transferred Companies and their Subsidiaries party thereto and the other parties thereto, enforceable against the Transferred Companies and their Subsidiaries and the other parties thereto in accordance with its terms, except as such enforceability may be subject to (x) the Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (y) general principles of equity.
2.14Interested Party Transactions. Except for Contracts entered into with Seller Parent and its Subsidiaries in the ordinary course of business, no officer, director, immediate family member of any such officer or director, or Affiliate of a Transferred Company or its Subsidiaries (i) has a material economic interest in any Person that purchases from or sells or furnishes to such Transferred Company or its Subsidiaries, any goods or services provided, however, that ownership of no more than one percent (1%) of the outstanding equity securities of a publicly traded Person shall not be deemed an “economic interest in any Person” for purposes of this Section 2.14 or (ii) except for any commercially available products or services, is a party to any Contract with any supplier, licensor, distributor, lessor, or customer of such Transferred Company or its Subsidiaries to which such Transferred Company or its Subsidiaries is a party or by which its properties or assets are bound (collectively, clauses (i) through (ii), the “Interested Party Transactions”).
2.15Compliance with Laws.
(a)The Transferred Companies, their Subsidiaries, and, with respect to the Business, GH Seller are and during the three (3) years prior to the date of this Agreement have been, operated in compliance with all, and, to the Knowledge of the Seller, the Transferred Companies, their Subsidiaries, and, with respect to the Business, GH Seller are not, and at no time during the three (3) years prior to the date of the Agreement have the Transferred Companies, their Subsidiaries, or, with respect to the Business, GH Seller been under investigation by any Governmental Authority with respect to or threatened to be charged with or given any notice of any violation by any Governmental Authority of any, Laws applicable to such Transferred Companies, their Subsidiaries, and, with respect to the Business, GH Seller, except where the failure to be in compliance would not reasonably be expected to result in material liability, individually or in the aggregate, to the Transferred Companies, their Subsidiaries or, with respect to the Business, GH Seller.
(b)Except as would not reasonably be expected to have a Business Material Adverse Effect, the Transferred Companies and their Subsidiaries: (i) during the three (3) years prior to the date of this Agreement have been operated in compliance with all Environmental Laws; (ii) as of the date of this Agreement, have not received any written (or, the Seller Parent’s Knowledge, oral) notice relating to any alleged violation of any Environmental Law; (iii) have not disposed of or arranged for the disposal of, emitted, discharged, handled, stored, distributed, manufactured, transported, used or released any Hazardous Substances, or exposed any other Person to any Hazardous Substances, in each case, so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws; (iv) have not entered into any agreement that may require it to assume or otherwise provide an indemnity with respect to liabilities of any other Person arising under Environmental Laws; and (v) have delivered to Purchasers copies of all environmental site assessment reports and environmental audits relating to the Transferred Companies and their Subsidiaries or the Leased Real Property in Seller Parent’s possession or control.
(c)During the three (3) years prior to the date of this Agreement, none of the Transferred Companies or their Subsidiaries (nor any of their respective officers, directors, employees or. to the Knowledge of Seller Parent, agents or other Persons acting on its or their behalf), have, directly or indirectly, engaged in any action or omission which would constitute non-compliance with or an offence under any Anticorruption Law.
(d)During the three (3) years prior to the date of this Agreement, none of the Transferred Companies or their Subsidiaries have made a voluntary or compelled disclosure to any Governmental Authority or similar agency, or have received written notice that they are the subject of any actual investigation by any Governmental Authority, with respect to any alleged or suspected conduct, activity or omission arising under or relating to any non-compliance with or offence under any Anticorruption Law.
(e)At all times during the three (3) years prior to the date of this Agreement, the Transferred Companies and their Subsidiaries have instituted and maintain adequate policies and procedures which are designed to promote and achieve compliance by the Transferred Companies and their Subsidiaries with Anticorruption Laws.
(f)Since April 24, 2019 or throughout the applicable statute of limitations period, whichever period is shorter, the Transferred Companies and their Subsidiaries conducted their respective export and re-export transactions in accordance with applicable Trade Control Laws and Sanctions, except as disclosed in Section 2.15(f)-1 of the Seller Disclosure Schedule. Section 2.15(f)-2 of the Seller Disclosure Schedule sets forth all active export licenses that the Transferred Companies and their Subsidiaries have obtained, or to which it is a party, under Trade Control Laws or Sanctions, to the extent material to the Transferred Companies’ operations, and identifies any pending applications for such export licenses. Neither the Transferred Companies and their Subsidiaries, nor any director, officer, employee or, to the Knowledge of the Seller Parent, agent of the Transferred Companies and their Subsidiaries is (i) a Sanctioned Person, (ii) subject to debarment or any list-based designation under Trade Control Laws; or (iii) engaged in transactions, dealings, or activities that might reasonably be expected cause such Person to become a Sanctioned Person. Without limiting the foregoing, the Transferred Companies and their Subsidiaries have, since April 24, 2019 or throughout the applicable statute of limitations period, whichever period is shorter: (i) complied with the terms and conditions of all export licenses identified in Section 2.15(f)-2 of the Seller Disclosure Schedule; (ii) maintained in place and implemented controls and systems to comply with applicable Trade Control Laws and Sanctions; (iii) not engaged in a transaction or dealing, direct or indirect, with or involving a Sanctioned Country or Sanctioned Person in violation of Sanctions; and (iv) are not the subject of or otherwise involved in an enforcement action by, or to the Knowledge of the Seller Parent, an investigation by, any Governmental Authority or other legal proceeding with respect to any actual or alleged violations of Trade Control Laws or Sanctions, and has not been notified of any such pending or threatened actions except as disclosed in Section 2.15(f)-2(iv) of the Seller Disclosure Schedule.

2.16Permits. Each material Permit which is required for the operation of the business of the Transferred Companies and their Subsidiaries as currently conducted (collectively, the “Business Permits”) has been issued or granted to the Transferred Companies and their Subsidiaries and is in full force and effect, except where the failure to have such Business Permit would not reasonably be expected to be material to the Transferred Companies and their Subsidiaries. The Transferred Companies and their Subsidiaries are operated, and during the last three (3) years has been operated, in compliance with all such Business Permits except where the failure to be in compliance would not reasonably be expected to result in a material liability, individually or in the aggregate, to the Transferred Companies and their Subsidiaries or the Business. No suspension, cancellation, modification, revocation or nonrenewal of any Business Permit is pending or threatened in writing (or, to the Knowledge of the Seller, orally).
2.17Litigation. As of the date of this Agreement, there is no Action by or before any Governmental Authority that is pending or, to the Knowledge of Seller Parent, threatened against a Transferred Company, any of its Subsidiaries or, with respect to the Business, the Seller Parties (or any directors, officers or employees of a Transferred Company, any of its Subsidiaries or the Seller Parties in their capacity as such relating to their employment, services or business relationship with a Transferred Company, any of its Subsidiaries or, with respect to the Business, the Seller Parties). As of the date of this Agreement, none of the Transferred Companies, any of their Subsidiaries or, with respect to the Business, the Seller Parties are subject to any Order material to such Transferred Company, any of its Subsidiaries or, with respect to the Business, the Seller Parties. No Transferred Company, any of its Subsidiaries or, with respect to the Business, the Seller Parties, has commenced any Action that is pending for amounts in dispute in excess of $500,000 or that are otherwise, individually or in the aggregate, reasonably expected to be material to any Transferred Company or any of its Subsidiaries or the Business. There are no settlements to which any Transferred Company, any of its Subsidiaries or, with respect to the Business, the Seller Parties is a party or by which any of their assets or properties are bound and pursuant to which such Transferred Company or any of its Subsidiaries has any material outstanding liabilities or obligations or limitations.
2.18Insurance.
(a)Section 2.18(a) of the Seller Disclosure Schedule contains, as of the date of this agreement, a true and complete list of all material policies of real and personal property, fire and casualty, liability, umbrella liability, product liability, workers’ compensation, vehicular, directors’ and officers’ liability and other forms of insurance held by the Transferred Companies or any of their Subsidiaries as of the date of this Agreement. True and complete (in all material respects) copies of such material insurance policies have been made available to Purchaser Parent or its representatives.
(b)Section 2.18(b)  of the Seller Disclosure Schedule contains, as of the date of this agreement, a summary of all material policies of real and personal property, fire and casualty, liability, umbrella liability, product liability, workers’ compensation, vehicular, directors’ and officers’ liability and other forms of insurance maintained by Seller Parent for the benefit of the Transferred Companies or any of their Subsidiaries as of the date of this Agreement, which such insurance policies, together with the insurance policies set forth on Section 2.18(a) of the Seller Disclosure Schedule, provide insurance coverage adequate to comply with all Laws applicable to the Business and Business Material Contracts.
(c)Except as would not be material to the Transferred Companies or their Subsidiaries, individually or in the aggregate, or the Business, (i) all material insurance policies maintained by each Transferred Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid, and (ii) none of the Transferred Companies or their Subsidiaries are in breach or default of any such material insurance policies, and each Transferred Company and its Subsidiaries have not taken any action, or failed to take any action, which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of such material insurance policies. Since the Balance Sheet Date through the date hereof, to the Knowledge of Seller Parent, no Transferred Company nor any Subsidiary of a Transferred Company has received any notice of termination or cancellation or, as of the date hereof, denial of coverage with respect to any material insurance policy maintained by such Transferred Company or its Subsidiaries or any material claim made pursuant to any such insurance policy.

2.19Employee Benefit Plans and Compensation.
(a)Section 2.19(a) of the Seller Disclosure Schedule lists each material Business Employee Plan (and separately identifies each Transferred Company Plan), as of the date of this Agreement, except for (i) Employment Agreements that are terminable “at-will” (to the extent “at-will” employment is recognized in the applicable jurisdiction where such Employee is located) and do not provide any severance, retention, change of control or similar payment or benefits or other compensation or benefits not generally provided to all similarly situated employees and (ii) individual agreements representing a Seller Parent equity award pursuant to a Seller Parent equity incentive plan and that do not deviate from the form award agreement thereunder. None of the Transferred Companies or any of its Subsidiaries have made any plan or commitment (whether written or oral) to establish, adopt or enter into any new material Business Employee Plan (other than Employment Agreements in the ordinary course consistent with past practice and that would not be required to be disclosed pursuant to Section 2.19(a)(i) on Section 2.19(a) of the Seller Disclosure Schedule if in effect as of the date hereof) or to materially modify or terminate any Business Employee Plan (except to the extent required by Law). Other than a Non-Business Employee whose employment by a Transferred Company or a Subsidiary thereof will be transferred to Seller Parent or any of its Subsidiaries (other than a Transferred Company or a Subsidiary thereof) in accordance with Section 4.11(a) hereof, no Non-Business Employee participates in a Transferred Company Plan.
(b)Documents. With respect to each material Transferred Company Plan, Seller Parent has Made Available to Purchaser true, complete and accurate copies of, to the extent applicable: (i) the plan document or, in the case of an unwritten Transferred Company Plan, a written summary of the material terms and conditions thereof, (ii) the three (3) most recent annual reports on Form 5500 required to have been filed with the IRS, including all schedules thereto; (iii) the three (3) most recent nondiscrimination, coverage and similar testing results; (iv) the most recent determination, opinion or advisory letter, from the IRS for any such Transferred Company Plan that is intended to qualify under Sections 401(a) and 501 of the Code; (v) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (vi) any material notices or non-routine correspondence (whether in writing or oral) to or from the IRS, DOL or other Governmental Authority with respect to any Business Employee Plan; and (vii) any summary plan descriptions (and any summaries of material modifications thereto), employee handbooks or similar employee communications in respect of any Transferred Company Plan. With respect to each material Business Employee Plan, Seller Parent has Made Available to Purchaser (x) a written summary of the material terms and conditions of any such Business Employee Plan and (y) the most recent determination, opinion or advisory letter, from the IRS for any such Business Employee Plan that is intended to qualify under Sections 401(a) and 501 of the Code.
(c)Employee Plan Compliance. (i) Each Business Employee Plan has been established, operated, administered and maintained, in all material respects, in accordance with its terms and applicable Laws (including the Code, ERISA, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act (the “ACA”)), (ii) each Transferred Company, its Subsidiaries and the ERISA Affiliates have performed all material obligations required to be performed by them under each Business Employee Plan, (iii) no “prohibited transaction” (as defined in Section 4975 of the Code or Sections 406 and 407 of ERISA and not otherwise exempt under Section 408 of ERISA) has occurred with respect to any Business Employee Plan for which a Transferred Company or Subsidiary thereof could have any liability (including on account of an indemnification obligation), (iv) to the Knowledge of Seller Parent, no breach of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of Business Employee Plan have occurred for which a Transferred Company or Subsidiary thereof could have any liability (including on account of an indemnification obligation) or that otherwise affect any Employee, and (v) as of the date of this Agreement, there are no material Actions or claims pending or threatened in writing (or, to the Knowledge of Seller Parent, orally) against any Transferred Company Plan or the assets thereof, or, to the extent affecting any Employee, any Business Employee Plan or the assets thereof (other than routine claims for benefits). As of the date of this Agreement, there are no audits, inquiries or proceedings pending or, to the Knowledge of Seller Parent, threatened by the IRS, DOL or any other Governmental Authority with respect to any Transferred Company Plan or, to the extent affecting any Employee, any Business Employee Plan. None of the Transferred Companies or any of their Subsidiaries are subject to, and no event has occurred and no fact, circumstance or condition exists that would subject any Transferred Company or a Subsidiary thereof to, any material penalty, fine, Lien, Tax or other liability with respect to any Business Employee Plan under ERISA or the Code, either directly or indirectly, including through an ERISA Affiliate or on account of an indemnification obligations. With respect to each Business Employee Plan, the respective Transferred Company, its Subsidiaries and the ERISA Affiliates have in all material respects timely made all contributions and other payments required by and due under the terms of such Business Employee Plan and applicable Law, in each case, with respect to the Employees. No Business Employee Plan is or has been within the past three (3) years the subject of any correction procedure, including the Employee Plan Compliance Resolution System, the Department of Labor Delinquent Filer Program or the Voluntary Fiduciary Correction Program, in each case, with respect to the Employees.
(d)No Pension Plans, Etc. None of the Transferred Companies, their Subsidiaries or the ERISA Affiliates maintain, establish, sponsor, participate in, contribute to, or are obligated to contribute to, or have within the past seven (7) years, maintained, established, sponsored or participated in, contributed to, or been obligated to contribute to, or otherwise had any obligation or liability, whether actual or contingent, with respect to any (i) employee benefit plan subject to Section 412 of the Code or Title IV or Section 302 of ERISA, (ii) “multiemployer plan” (as defined in Section (3)(37) of ERISA), (iii) “defined benefit plan” (as defined in Section 3(35) of ERISA), (iv) “multiple employer plan” (within the meaning of Sections 4063 or 4064 of ERISA or Section 413 of the Code), (v) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (vi) a “funded welfare plan” (within the meaning of Section 419 of the Code). No liability under Title IV of ERISA has been or, to the Knowledge of Seller Parent, is reasonably expected to be incurred by the Transferred Companies or any of their Subsidiaries (including on account of any ERISA Affiliate).
(e)No Post-Employment Obligations. No Transferred Company Plan or, to the extent applicable to any Employee or current or former employee of a Transferred Company or Subsidiary thereof, any Business Employee Plan provides post-termination or retiree life insurance, health or other retiree employee welfare benefits to any Person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or other applicable Law (and for which the participant pays the full cost of coverage). None of the Transferred Companies or any of their Subsidiaries has incurred, or is reasonably expected to incur, any material Tax or other material penalty under the ACA, including the Health Care and Education Reconciliation Act of 2010, as amended, or Section 6721 or 6722 of the Code, whether or not assessed.
(f)Effect of Transaction. Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions, either alone or together with any other event, will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness for borrowed money, vesting, distribution, funding or increase in benefits, remuneration or other obligation to any current or former service provider of the Transferred Companies or any of their Subsidiaries. Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions, either alone or together with any other event will result in any payment or benefit constituting an “excess parachute payment” within the meaning of Section 280G of the Code.
(g)Deferred Compensation. With respect to each Employee and current or former employee of a Transferred Company or Subsidiary thereof, each Business Employee Plan that is in whole or in part a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been established, administered, maintained and operated in compliance with, and the document(s) evidencing such Business Employee Plan comply with, Section 409A of the Code and all guidance and regulations issued thereunder in all material respects. None of the Transferred Companies or any of their Subsidiaries has any obligation to compensate, gross-up, indemnify or otherwise reimburse any individual for any Taxes, interest or penalties incurred by such individuals, under the Code or applicable Law, including Sections 409A, 280G or 4999 of the Code.
(h)Foreign Plans. With respect to each Foreign Plan: (i) if required to have been approved by any non-U.S. Governmental Authority (or permitted to have been approved to obtain any beneficial tax or other status), such Foreign Plan has been so approved or timely submitted for approval; (ii) no such approval has been revoked (nor, to the Knowledge of the Seller Parent, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to affect any such approval or increase the costs relating thereto; (iii) no Employee or other service provider who is domiciled outside of the United States (or any of their dependents) is entitled to any pension, superannuation, retirement (including on early retirement) or death benefits (including in the form of a lump sum) (together, “Pension Benefits”) that become payable before their normal retirement age as stated in their contract of employment or such Employee Benefit Plan itself; (iv) apart from any general indemnity in favor of the trustees given by the Transferred Companies or any of their Subsidiaries under the governing documents of such Foreign Plan, none of the Transferred Companies or any of their Subsidiaries has given any indemnity, undertaking or guarantee in respect of such Foreign Plan; (v) the financial statements of such Foreign Plan accurately reflect such Foreign Plan’s liabilities and accruals for contributions required to be paid to such Foreign Plan, in accordance with applicable generally accepted accounting principles consistently applied; and (vi) the assets of each Foreign Plan that provide Pension Benefits are sufficient to satisfy its respective liabilities (current and contingent) as at the date of this Agreement. The liability of each insurer for any Foreign Plan funded through insurance, or the book reserve established for any material Foreign Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, with respect to all current and former participants in such Foreign Plan according to the reasonable actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Plan, and neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions shall cause any such assets or insurance obligations to be less than such benefit obligations.
2.20Employment and Labor Matters.
(a)The Seller Parent has provided a correct and complete list, as of the date of this Agreement, of all Employees (which include, for the avoidance of doubt, Designated Employees) and independent contractors and other individuals engaged on a non-employee basis by the Transferred Companies or any of their Subsidiaries, including for each such individual, their: (i) status as an employee or non-employee; (ii) entity that engages them; (iii) hire date; (iv) job title (as applicable); (v) annual base salary; and (vi) their primary work location (state (if applicable) and country).
(b)None of the Transferred Companies or any of their Subsidiaries, or, with respect to the Business, the Seller Parties, are or have been party to or bound by any collective bargaining agreement or other agreement with any, union, works council, employee association or other bargaining unit representative (such bargaining unit representative, a “Union,” and such agreement, a “Collective Bargaining Agreement”). No Employee is represented by a Union, and no Union has made a demand for recognition, or filed a petition to be certified, as the bargaining unit representative of any Employees. To the Knowledge of the Seller Parent, as of the date of this Agreement, there are no activities or proceedings of any Union or Employees to organize any Employees. No Collective Bargaining Agreement is being negotiated by the Transferred Company or its Subsidiaries, or, with respect to the Business, the Seller Parties. As of the date of this Agreement, there is no strike, lockout, slowdown, work stoppage or other material labor dispute or disruption pending or, to the Knowledge of the Seller Parent, threatened against the Transferred Company or any of their Subsidiaries, or, with respect to the Business, the Seller Parties that may interfere with the Business or other business activities of the Transferred Company or its Subsidiaries. None of the Transferred Companies or any of their Subsidiaries, and, with respect to the Business, none of the Seller Parties are required to provide notice to, or to consult with any Employees or Union prior to the execution of this Agreement or Closing.
(c)Each Transferred Company and each of its Subsidiaries, or, with respect to the Business, each Seller Party are and for the prior four (4) years have been in compliance, in all material respects, with applicable Laws with respect to labor, employment, labor or employment practices, and any terms or conditions of employment, including without limitation, all Laws relating to employment eligibility, wages, hours, hiring, background checks, benefits, fair employment practices (including discrimination, harassment, and retaliation), whistleblowing, terminations, labor relations, family and medical leave and other leaves of absence, civil rights, veterans’ rights, immigration, collective bargaining, unfair labor practices, plant closing and mass layoffs, personal rights, safety and health, workers’ compensation, disability rights or benefits, leaves of absence, equal pay, worker classification (both with respect to exempt employee classification and independent contractor and other non-employee classifications), the reporting of compensation for Tax purposes, the collection and payment of withholding or social security Taxes and any similar Tax, and any other labor and employment-related matters (collectively, “Employment Laws”).
(d)There are currently no Actions pending, or to the Knowledge of the Seller Parent, threatened against any of the Transferred Companies or their Subsidiaries, or, with respect to the Business, each Seller Party concerning compliance with any Employment Laws or otherwise by or on behalf of any current or former Employees, applicants for employment, or other service providers engaged in connection with the Business, and there have not been any material such Actions pending, or to the Knowledge of the Seller Parties, threatened in the three (3) year period prior to the date of this Agreement.
(e)During the three (3) year period prior to the Agreement Date, to the Knowledge of the Seller Parties, there have been no allegations of sexual harassment or other unlawful harassment made by any Employee against a current or former director, officer, executive of the Transferred Companies or other Employee employed in a managerial or director-level position or above, and there have been no written settlement or other agreements entered into by any Transferred Companies or their Subsidiaries or, with respect to the Business, any Seller Party, in connection with any allegations of sexual or other harassment.
(f)During the three (3) year period preceding the date of this Agreement, none of the Transferred Companies or any of its Subsidiaries and, with respect to the Business, none of the Seller Parties, have taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the U.S. Worker Adjustment and Retraining Notification Act or similar foreign, state or local Law, (the “WARN Act”) or have issued any notification of an expected plant closing or mass layoff required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied.
(g)Each Employee provides services primarily in support of the Business and has done so for the period of six (6) months immediately prior to the date of this Agreement (or for the duration of their employment with the Transferred Companies or their Subsidiaries, if less). No Non-Business Employee provides services primarily in support of the Business.
2.21Tax Matters.
(a)During the three (3) year period prior to the Agreement Date:
(i)Each of the Transferred Companies and their Subsidiaries has prepared and timely filed all material Tax Returns that are required to have been filed under applicable Law, and such Tax Returns are true, complete and correct in all material respects.
(ii)Each of the Transferred Companies and their Subsidiaries has timely paid all material Taxes required to be paid, has withheld with respect to employees and other Persons (and timely paid over to the appropriate Tax Authority) all U.S. federal and state and non-U.S. income Taxes and social security charges and similar fees, and all other material Taxes required to be withheld and paid over, and has complied with all material reporting obligations with respect to such withholding.
(iii)None of the Transferred Companies or their Subsidiaries has been delinquent in the payment of any material Tax.
(iv)None of the Transferred Companies or any of their Subsidiaries has engaged in a listed transaction, as set forth in Treasury Regulation Section 1.6011-4(b)(2).
(v)None of the Transferred Companies and their Subsidiaries (or any predecessor thereof) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or non-U.S. Law) filing a consolidated income Tax Return (other than as part of a group the common parent of which is the Seller Parent, any Transferred Company or any of their Subsidiaries).

(vi)No Tax Authority in any jurisdiction in which any Transferred Company or any of its Subsidiaries does not file a Tax Return has made a written claim that such Person is or may be subject to Tax or is subject to a Tax filing obligation in such jurisdiction.
(vii)None of the Transferred Companies or their Subsidiaries has applied for, or received, any Tax rulings or entered into any “closing agreements” (as described in Section 7121 of the Code or any corresponding provision of state, local or foreign Tax Law).
(viii)All transactions involving the Transferred Companies and their Subsidiaries (or any other Person related thereto) which were within the scope of relevant transfer pricing laws have occurred in material compliance with such laws.
(ix)The transferred Companies and their Subsidiaries have complied in all material respects with any applicable escheatment or unclaimed property laws.
(b)No audit or examination of any material Tax Return (or with respect to material Taxes) of any Transferred Company or any Subsidiary of the Transferred Companies is presently in progress or pending, nor has any of the Transferred Companies or their Subsidiaries been notified by any Tax Authority in writing of any threat or plan to request such an audit or other examination, nor is there any material Tax claim or deficiency outstanding, assessed or proposed in writing against a Transferred Company or its Subsidiaries, nor has any of the Transferred Companies or their Subsidiaries executed or agreed to any waiver of, or consent extending, any statute of limitations with respect to the assessment or collection of any material Tax, which waiver or consent remains outstanding (other than any such extensions resulting from to any extensions of time to file Tax Returns or pay Taxes that are granted automatically by an applicable Tax Authority).
(c)There are no Liens on the assets of any Transferred Companies or any of its Subsidiaries relating to or attributable to Taxes, other than Permitted Liens.
(d)Each of the Transferred Companies and their Subsidiaries is classified for U.S. federal income tax purposes as described on Schedule 2.21(d).
(e)None of the Transferred Companies and their Subsidiaries is (i) a party to any Tax sharing, indemnification or allocation agreement (other than an agreement entered into in the ordinary course of business the primary purpose of which does not relate to Tax) or (ii) subject to any liability for the Taxes of any Person (other than Seller Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as a transferee or successor, or by Contract (other than any agreement entered into in the ordinary course of business the primary purpose of which does not relate to Tax).
(f)None of the Transferred Companies or their Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof beginning after the Closing Date as a result of any (i) change in a method of accounting made before Closing or use of an improper method accounting for a Pre-Closing Tax Period or pre-Closing portion of any Straddle Period, (ii) installment sale or open transaction disposition occurring prior to Closing, (iii) intercompany transaction occurring prior to Closing or excess loss account established prior to the Closing, or (iv) any prepaid amounts or deferred revenue received or accrued prior to Closing outside of the ordinary course of business. No Transferred Company has made an election under Section 965 of the Code.
(g)No Transferred Company or Subsidiary of a Transferred Company has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.
(h)No Transferred Company or Subsidiary of a Transferred Company is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

(i)None of the Transferred Companies or any of their Subsidiaries is the beneficiary of any Tax exemption, Tax holiday, Tax incentive, or other Tax reduction agreement or order of a territorial or non-U.S. government, other than any such exemption, holiday, incentive or reduction agreement that is generally applicable to similarly situated taxpayers.
2.22Brokers’ and Finders’ Fees. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of either Seller or the Transferred Companies and their Subsidiaries that is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions that would be owed or payable by the Transferred Companies or their Subsidiaries.
2.23Significant Suppliers. Section 2.23 of the Seller Disclosure Schedule lists the top ten (10) suppliers of the Transferred Companies and their Subsidiaries (based on spend by the Transferred Companies and their Subsidiaries, in the aggregate) for the fiscal year ended December 31, 2024 (each, a “Significant Supplier”), excluding lessors or sublessors under Lease Agreements. As of the date hereof, none of the Transferred Companies or any of its Subsidiaries, nor Seller Parent, have received written or, to the Seller Parent’s Knowledge, oral notice from any Significant Supplier that such supplier intends to terminate currently-existing Contracts with Seller Parent or the applicable Transferred Company or their Subsidiaries, as the case may be.
2.24Sufficiency of Assets. Except as would not be material to the Business or the Transferred Companies or their Subsidiaries, individually or in the aggregate, and except for generally commercially available Technology, the assets held by the Transferred Companies and their Subsidiaries, including the rights in the Business Products, together with the other rights, licenses, services, and benefits to be provided to the Purchasers and their Subsidiaries pursuant to the Transition Services Agreement, this Agreement and the Ancillary Agreements, constitute the assets, rights and properties necessary to conduct the Business immediately following the Closing in the same manner as conducted by the Transferred Companies and their Subsidiaries as of immediately prior to the Closing.
2.25Outbound Investment Security Program. Each Transferred Company is either not (a) a “person of a country of concern” within the meaning of the Outbound Investment Security Program or (b) engaged in any “covered activities” within the meaning of the Outbound Investment Screening Program. Each Transferred Company does not directly or indirectly, hold a board seat on, have a voting or Equity Interest in, or have any contractual power to direct or cause the direction of the management or policies of any “covered foreign person” within the meaning of the Outbound Investment Security Program. “Outbound Investment Security Program” means the regulations implemented by the U.S. Department of the Treasury under Executive Order 14105 “Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern,” as codified at 31 C.F.R. Part 850.
2.26No Critical Technologies or Critical Infrastructure. Each Transferred Company does not: (a) produce, design, test, manufacture, fabricate, or develop any “critical technologies,” as that term is defined in 31 C.F.R. § 800.215; or (b) perform any of the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure,” as defined in 31 C.F.R. § 800.212.
Article IIIREPRESENTATIONS AND WARRANTIES OF PURCHASERS
Except as disclosed in the Purchasers’ disclosure schedule (the “Purchaser Disclosure Schedule”) (it being understood and hereby agreed that (i) the information set forth in the Purchaser Disclosure Schedule shall be disclosed under separate sections that correspond to the sections of this Article III to which such information relates, and (ii) the information set forth in each section of the Purchaser Disclosure Schedule shall qualify (A) the representations and warranties set forth in the corresponding section of this Article III, and (B) any other representations and warranties set forth in this Article III to the extent that the relevance of such disclosure to such other representations and warranties is readily apparent without reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed) supplied by the Purchaser Parent to Seller Parent on the date of this Agreement, Purchaser Parent hereby represents and warrants to the Sellers as follows:
3.1Organization. Each Purchaser is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, in each case, to the extent such concept is applicable. Each Purchaser has the corporate power to own its properties and to carry on its business as currently being conducted. Each Purchaser is duly qualified or licensed to do business as a foreign corporation (to the extent applicable) in each jurisdiction in which it conducts business, except in those jurisdictions where the failure to be so qualified would not reasonably be expected to have a Purchaser Material Adverse Effect. Each Purchaser has Made Available to Sellers a true and correct copy of its Organizational Documents. No Purchaser is in material violation of any of the provisions of its respective Organizational Documents. Purchaser Parent is the “ultimate parent entity”, as that concept is used in Section 4.8(a), of its Subsidiaries and Affiliates.
3.2Authority.
(a)Each Purchaser has the requisite corporate power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder and to consummate the Transactions applicable to such Purchaser. The execution and delivery by each Purchaser of this Agreement and the performance by each Purchaser of its respective obligations under this Agreement (including the consummation by such Purchaser of the Transactions) have been duly authorized by all necessary corporate action on the part of such Purchaser, and no other proceedings on the part of any Purchaser are necessary to authorize the execution or delivery by the Purchasers of this Agreement or the performance by each Purchaser of its obligations under this Agreement (including the consummation by such Purchaser of the Transactions applicable to such Purchaser). The only vote, consent, corporate action or approval of the shareholders of Purchaser Parent required under Law, the Organizational Documents of Purchaser Parent or any Contract to which Purchaser Parent is a party in order for Purchaser Parent to legally adopt, approve, enter into, perform and consummate this Agreement, the Ancillary Agreements, the Equity Purchases and the other transactions contemplated hereby and thereby are as follows: (i) special resolutions (as defined in the Purchaser Parent Existing Articles of Association) of the shareholders of Purchaser Parent approving the waiver of preemption rights with respect to the transactions contemplated hereby and, with effect immediately prior to Closing, the amendment of the authorized share capital of Purchaser Parent and the adoption of new Purchaser Parent Articles of Association in the form set forth in Exhibit F (the “Purchaser Parent New Articles of Association”), (ii) the delivery of a conversion notice on behalf of a Seed Majority (as defined in the Purchaser Parent Existing Articles of Association) (the “Seed Conversion Notice”) giving notice of the conversion of all of the Purchaser Parent Seed Preferred Shares in the capital of Purchaser Parent immediately prior to Closing on a one-to-one basis into Purchaser Parent Ordinary Shares (the “Seed Conversion “), (iii) a conversion notice on behalf of a Series A Majority (as defined in the Purchaser Parent Existing Articles of Association) (the “Series A Conversion Notice” and together with the Seed Conversion Notice, the “Preferred Conversion Notices”) giving notice of the conversion of all of the Purchaser Parent Series A Preferred Shares in the capital of Purchaser Parent immediately prior to Closing on a one-to-one basis into Purchaser Parent Ordinary Shares (the “Series A Conversion” and together with the Seed Conversion Notice, the “Preferred Conversion”), and (iv) an omnibus investor consent approved by and on behalf of an Investor Majority, a Series B Majority, a Seed Majority and a Series A Majority (each as defined in the Purchaser Parent Existing Shareholders’ Agreement) irrevocably consenting to the transactions contemplated by this Agreement, the buy-back by Purchaser Parent of all of the Purchaser Parent Series B Preferred Shares of Purchaser Parent, the conversion of all of the Purchaser Parent Seed Preferred Shares and Purchaser Parent Series A Preferred Shares in the capital of Purchaser Parent, the amendment of the authorized share capital of Purchaser Parent, the adoption of the Purchaser Parent New Articles of Association (which will effective immediately prior to Closing) and the approval of the Purchaser Parent New Shareholders’ Agreement (which will be effective immediately prior to the Closing) and the issuance of Ordinary Shares in the capital of Purchaser Parent to Seller Parent as contemplated by this Agreement in connection with the Equity Purchase at the Closing (collectively, the “Investor Consent”), in each case, in accordance with the terms of the Purchaser Parent Existing Articles of Association and the Purchaser Parent Existing Shareholders’ Agreement (as applicable) (all of the foregoing, collectively, the “Requisite Purchaser Parent Shareholder Approvals”). Each of the Requisite Purchaser Parent Shareholder Approvals have been duly and validly obtained, are in full force and effect and will be in full force and effect as of the Closing. Each of the Preferred Conversion Notices have been executed and delivered to Purchaser Parent by the requisite Series A Majority and Series A Majority, as described above in clauses (iii) and (iv) and will automatically result in the Preferred Conversion immediately prior to the Closing. The Amended and Restated Shareholders’ Agreement set forth in Exhibit F (the “Purchaser Parent New Shareholders’ Agreement”) has been duly approved by all necessary approvals and consents by Purchaser Parent. No vote, consent, corporate action or approval of the shareholders of UK Purchaser Sub or US Purchaser Sub is required under Law, the Organizational Documents of UK Purchaser Sub or US Purchaser Sub or any Contract to which either of UK Purchaser Sub or US Purchaser Sub is a party in order for UK Purchaser Sub and US Purchaser Sub to legally adopt, approve, enter into, perform and consummate this Agreement, the Ancillary Agreements, the Equity Purchases and the other transactions contemplated hereby and thereby, other than those that have been duly and validly obtained and delivered to Seller Parent prior to the execution and delivery hereof. This Agreement has been and each Ancillary Agreement will be when entered into and delivered pursuant to this Agreement, duly executed and delivered by each Purchaser and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and binding obligations of each Purchaser, enforceable against each Purchaser in accordance with its terms, except as such enforceability may be subject to (a) the Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (b) general principles of equity.
(b)Purchaser Parent has delivered to Seller Parent a true and complete copy of Share Buyback Agreements duly executed and delivered by Purchaser Parent and each holder of Purchaser Parent Series B Preferred Shares (each, a “Series B Share Buyback Agreement”), pursuant to which Purchaser Parent has committed to purchase from each holder of Purchaser Parent Series B Preferred Shares, and each holder of Purchaser Parent Series B Preferred Shares has committed to sell to Purchaser Parent, all of the issued and outstanding Purchaser Parent Series B Preferred Shares for the consideration set forth such in Series B Share Buyback Agreement prior to the Closing (the “Series B Buyback”)). None of the Series B Share Buyback Agreements has been amended or modified, withdrawn or rescinded in any respect. Each of Series B Share Buyback Agreement, in the form so delivered to Seller Parent, is in full force and effect and is a legal, valid and binding obligation of Purchaser Parent and the holder of Purchaser Parent Series B Preferred Shares party thereto. There are no conditions precedent or other contingencies related to the consummation of the Series B Buyback, other than the consummation of the Equity Purchase.
3.3No Conflict. The execution and delivery by each Purchaser of this Agreement does not, and the performance by each Purchaser of its obligations under this Agreement (including the consummation by such Purchaser of the Transactions) will not, Conflict with (a) any provision of such Purchaser’s Organizational Documents, (b) any Contract to which such Purchaser is party or Permit or (c) any Law or Order applicable to such Purchaser or any of its properties or assets, except, in the case of clauses (b) and (c), for such Conflicts which would not reasonably be expected to be material, individually or in the aggregate, to such Purchaser. Section 3.3 of the Purchaser Disclosure Schedule sets forth all notices, consents, waivers and approvals of parties to any Contracts with a Purchaser that are required thereunder in connection with the Transactions, or for any such Contract to remain in full force and effect without limitation, modification or alteration immediately after the Closing so as to preserve all rights of, and benefits to, such Purchaser under such Contracts from and after the Closing except where a failure to provide such notice, or obtain such consent, waiver or approval, would not be material to such Purchaser.
3.4Governmental Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to any Purchaser in connection with the execution and, delivery by each Purchaser of this Agreement or the performance by each Purchaser of its respective obligations under this Agreement (including the consummation by each Purchaser of the Transactions applicable to such Seller), except for (a) the applicable requirements of the HSR Act or under any other applicable Antitrust Laws, (b) such consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings as may be required under any FDI Laws and (c) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings with respect to any Governmental Authority which, if not obtained or made, would not be material to such Purchaser.

3.5Capital Structure.
(a)Section 3.5(a) of the Purchaser Disclosure Schedules sets forth (i) the authorized, issued and outstanding Purchaser Parent Capital Shares and (ii) all outstanding options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, preemptive rights, redemption rights or securities convertible or exchangeable into Equity Interests of Purchaser Parent and all Equity Interest in Purchaser Parent available for grant or issuance under any equity incentive plan or similar plan or agreement (the “Purchaser Parent Equity Schedule”) as of the date of this Agreement. All issued and outstanding Purchaser Parent Capital Shares (w) have been duly authorized and validly issued, are fully paid and nonassessable, (x) were offered, issued, sold and delivered by Purchaser Parent in compliance with applicable Law, its Organizational Documents, and all requirements set forth in applicable Contracts, (y) are uncertificated, and (z) other than as set out in the Organizational Documents are not subject to right of rescission, right of first refusal or preemptive right under applicable Law, or any Contract to which Purchaser Parent or is a party. None of the outstanding Purchaser Parent Capital Shares are subject to vesting or risk of forfeiture. The issuance of the Share Consideration to Seller Parent pursuant to this Agreement complies with the Organizational Documents of Purchaser Parent, any Law or Order applicable to Purchaser Parent and any Contract pursuant to which Purchaser Parent or any of its Subsidiaries is a party or by which either of their assets or properties are bound. Immediately following the Closing, the Share Consideration issued to Seller Parent and its designated Affiliates will constitute no less than nineteen point ninety nine percent (19.99%) of the Purchaser Parent Fully-Diluted Shares.
(b)Except as set forth on Section 3.5(a), (i) there are no outstanding Equity Interests of Purchaser Parent, and (ii) there are no options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, commitments or Contracts, to which Purchaser Parent is a party or by which it is bound, in any case, obligating Purchaser Parent to issue, deliver, sell, repurchase, redeem or otherwise make outstanding any Equity Interests of Purchaser Parent and Purchaser Parent has not promised or committed to any of the foregoing.
(c)As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of Purchaser Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Equity Interest of Purchaser Parent may vote.
(d)Purchaser Parent owns 100% of all Equity Interests in UK Purchaser Sub and UK Purchaser Sub owns 100% of all Equity Interests in US Purchaser Sub.
3.6Financial Statements of Purchaser Parent.
(a)Purchaser Parent has Made Available to Sellers copies of (i) the unaudited balance sheets and the related unaudited statements of operations, shareholders’ equity and cash flows of Purchaser Parent for the fiscal year ended December 31, 2023, (ii) the unaudited consolidated balance sheets and the related unaudited consolidated statements of operations, shareholders’ equity and cash flows of UK Purchaser Sub for the fiscal year ended December 31, 2023, (iii) the unaudited consolidated balance sheet of UK Purchaser Sub as of December 31, 2024, and the related unaudited consolidated statements of operations, shareholders’ equity and cash flows of UK Purchaser Sub for the twelve (12) month period then ended, and (iv) the unaudited consolidated balance sheet (the “Purchaser Parent Balance Sheet”) of UK Purchaser Sub as of January 31, 2025 (the “Purchaser Parent Balance Sheet Date”), and the related unaudited consolidated statements of operations, shareholders’ equity and cash flows of UK Purchaser Sub for the one (1) month period then ended (the financial statements referred to in items (i) through (iv), collectively, the “Purchaser Parent Financial Statements”).
(b)The Purchaser Parent Financial Statements were derived from and in accordance with the books and records of Purchaser Parent and its Subsidiaries. The Purchaser Parent Financial Statements fairly present, in all material respects, the financial position, results of operations and cash flows of Purchaser Parent and its Subsidiaries as of the dates and for the periods indicated therein, subject in the case of the unaudited financials to year-end adjustments and the absence of footnotes. The Purchaser Parent Financial Statements complied in all material respects with applicable accounting requirements with respect thereto, as at the respective dates thereof. The books and records of Purchaser Parent and its Subsidiaries are maintained in all material respects in accordance with applicable Law.
3.7Liabilities. As of the date of this Agreement, Purchaser Parent does not have any liabilities, indebtedness or obligations of a type required to be reflected on a balance sheet of the Purchaser Parent prepared in accordance with GAAP, except for liabilities or obligations which (a) have been reflected or reserved against in the Purchaser Parent Financial Statements or disclosed in the notes thereto, (b) have arisen in the ordinary course of business since the Purchaser Parent Balance Sheet Date or in connection with the authorization, preparation, negotiation, execution or performance of this Agreement or the consummation of the Transactions, (c) are executory obligations under the Contracts of Purchaser Parent and its Subsidiaries (none of which include liabilities or obligations arising from breach of Contract, tort or violation of any Law), (d) are the subject of another representation or warranty in this Agreement or (e) that would not reasonably be expected to be material to Purchaser Parent or its Subsidiaries.
3.8Consideration.
(a)Upon issuance pursuant to this Agreement and entries having been made in the register of members of Purchaser Parent, the Purchaser Parent Ordinary Shares constituting the Share Consideration will be duly authorized, validly issued, fully paid and non-assessable.
(b)As of the Closing, Purchaser Parent will have adequate financial resources to (i) satisfy its monetary obligations under this Agreement and the Ancillary Agreements, including, the obligations to pay the Closing Cash Amount to Seller Parent in accordance with the terms of this Agreement and repay and comply (and cause its Subsidiaries to repay and comply) with the terms of the Closing Promissory Note in accordance with its terms and (ii) to operate the Business at a commercially acceptable level following the Closing.
3.9Solvency. Purchaser Parent does not have debts and other probable liabilities that exceed the sum of the present fair saleable value of its assets. Purchaser Parent is not party to and is not contemplating or planning to enter into any other transaction, including any incurrence of any obligation or any transfer of assets, that would (a) result in any of the Transferred Companies or their Subsidiaries not being Solvent or (b) hinder, delay or defraud present creditors of Purchaser Parent or the Transferred Companies or their Subsidiaries.
3.10Compliance with Laws. The Purchasers and their Subsidiaries are, and during the three (3) years prior to the date of this Agreement have, operated in compliance with, and, to the Knowledge of the Purchasers, the Purchasers and their Subsidiaries, are not, and at no time have the Purchasers and their Subsidiaries been, under investigation with respect to or threatened to be charged with or given any notice of any violation of, all Laws applicable to the Purchasers and their Subsidiaries, and with respect to Purchaser Parent, with Cayman Islands Laws, except where the failure to be in compliance would not reasonably be expected to be material, individually or in the aggregate, to the Purchasers and their Subsidiaries.
3.11Absence of Certain Changes. Since January 1, 2025, to the date of this Agreement, there has been no event that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
3.12Data Rule. Purchaser Parent represents that it is not a “covered person” (as defined at 28 C.F.R. Part 202; the “Data Rule”).
3.13Outbound Investment Security Program. Purchaser Parent is either not (a) a “person of a country of concern” within the meaning of the Outbound Investment Security Program or (b) engaged in any “covered activities” within the meaning of the Outbound Investment Screening Program. Purchaser Parent also does not directly or indirectly, hold a board seat on, have a voting or Equity Interest in, or have any contractual power to direct or cause the direction of the management or policies of any “covered foreign person” within the meaning of the Outbound Investment Security Program.

3.14UK NSIA. Purchaser Parent does not operate within any of the 17 sectors described in The U.K. National Security and Investment Act 2021 (Notifiable Acquisition) (Specification of Qualifying Entities) Regulations 2021.
3.15Pending Transactions. No Purchaser, nor any of their Affiliates are party to any definitive agreement pursuant to which it acquired, or has agreed to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquired or agreed to acquire any assets, where the entering into such definitive agreement or the consummation of such acquisition would reasonably be expected to (a) prevent or materially delay the Purchasers from obtaining any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or Order of any Governmental Authority necessary to consummate the transactions contemplated hereby, or (b) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby.
3.16Litigation. As of the date of this Agreement, there is no Action by or before any Governmental Authority that is pending or, to the Knowledge of Purchaser Parent, threatened against a Purchaser (or any directors, officers or employees of a Purchaser in their capacity as such relating to their employment, services or relationship with a Purchaser). As of the date of this Agreement, none of the Purchasers nor any of their Subsidiaries are subject to any Order material to such Purchaser or any of its Subsidiaries. No Purchaser has commenced any pending Action that is, individually or in the aggregate, reasonably expected to be material to such Purchaser. There are no settlements to which any Purchaser is a party or by which any of their assets or properties are bound and pursuant to which such Purchaser has any material outstanding liabilities or obligations or limitations.
3.17Tax Matters.
(a)Purchaser Parent and its Subsidiaries have prepared and filed all material Tax Returns that are required to have been filed, and such Tax Returns are true and correct in all material respects.
(b)Purchaser Parent and its Subsidiaries have paid all material Taxes required to be paid and have withheld with respect to employees and other Persons (and timely paid over to the appropriate Tax Authority) all material U.S. federal, state and non-U.S. income Taxes and social security charges and similar fees, and all other material Taxes required to be withheld and paid over.
(c)To the Knowledge of Purchaser Parent, no audit of any material Tax Return of Purchaser Parent or any of its Subsidiaries is presently in progress, nor has Purchaser Parent or any of its Subsidiaries been notified by any Tax Authority in writing of any threat or plan to request such an audit or other examination.
(d)To the Knowledge of Purchaser Parent, after consultation with its U.S. tax advisors, Purchaser Parent was not a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for its most recently concluded taxable year and does not expect to be a PFIC for the taxable year that includes the Closing Date.
(e)To the Knowledge of Purchaser Parent, after consultation with its U.S. tax advisors (but without any inquiry regarding the ownership of assets by any shareholder of Purchaser Parent other than interests in Purchaser Parent), Purchaser Parent will not be a “controlled foreign corporation” within the meaning of Section 957(a) of the Code immediately after the Closing.
(f)To the Knowledge of Purchaser Parent, after consultation with its U.S. tax advisors, Purchaser Parent is a foreign corporation for U.S. federal income tax purposes, and the Transactions will not cause Purchaser to be treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or a domestic corporation pursuant to Section 7874(b) of the Code (in each case, immediately after the Closing).

3.18Brokers’ Fees. Except as set forth on Section 3.18 of the Purchaser Disclosure Schedule, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Purchasers or any of their Affiliates that is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Transactions that would be owed or payable by any Purchaser or their Subsidiaries.
3.19R&W Insurance Policy. Attached hereto as Exhibit H is a true, correct and complete copy of the R&W Insurance Policy and binder agreement for such policy between Purchaser Parent and Euclid Transactional, LLC (the “Insurer”), which binder will be executed and delivered by Purchaser Parent immediately following the execution and delivery of this Agreement.
Article IVCOVENANTS AND AGREEMENTS
4.1Conduct of Business of Transferred Companies and their Subsidiaries.
(a)During the period from the Agreement Date until the earlier of (i) the Closing and (ii) the termination of this Agreement in accordance with the provision of Article VI (the “Pre-Closing Period”), except as required by applicable Law, as expressly permitted or required by this Agreement or as set forth in Section 4.1 of the Seller Disclosure Schedule or otherwise consented to by Purchaser Parent in writing (which consent shall not be unreasonably withheld, condition, or delayed), Sellers shall use their commercially reasonable efforts to, and shall cause the Transferred Companies and their Subsidiaries to use commercially reasonable efforts to, (A) operate the Business, the Transferred Companies and their Subsidiaries in the ordinary course of business consistent with past practice, (B) preserve intact their present business organization, (B) keep available the services of key employees and other key service providers of the Transferred Companies and their Subsidiaries and (D) preserve its current relationships with the material customers, partners and suppliers of the Transferred Companies and their Subsidiaries and others having material business relationships with the Transferred Companies and their Subsidiaries; provided, however, that no action by the Sellers or the Transferred Companies or any of their Subsidiaries that is expressly permitted by a specific exception in any provision of Sections 4.1(b)(i) through 4.1(b)(xix) (and not otherwise restricted by any other provision of Sections 4.1(b)(i) through 4.1(b)(xix)) will be deemed a breach of clauses (A) through (D).
(b)Without limiting the generality of Section 4.1(a), during the Pre-Closing Period, except as required by applicable Law, as permitted or required by this Agreement or as set forth in Section 4.1 of the Seller Disclosure Schedule or otherwise consented to by Purchaser Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Sellers shall cause the Transferred Companies and their Subsidiaries to not:
(i)other than in the ordinary course of business, sell, transfer, dispose of, abandon, allow to lapse, license, sublicense, or otherwise assign or convey to any Third Person any ownership of any Business Intellectual Property that would reasonably be expected to be material to the Business (other than the granting of a security interest in connection with any debt facilities existing as of the date hereof);
(ii)(A) other than in the ordinary course of business, renew or enter into any Contract which is or would have constituted a Business Material Contract had such Contract been entered into prior to the date of this Agreement, or (B) materially and adversely terminate, amend or modify any Business Material Contract, including materially terminating, amending or modifying any Business Material Contract set forth on Section 2.13(a)(i) of the Seller Disclosure Schedule;
(iii)enter into any Contract that would be a Business Material Contract pursuant to Sections 2.13(a)(ii), 2.13(a)(iii), 2.13(a)(iv), 2.13(a)(vii), 2.13(a)(viii), 2.13(a)(xv), 2.13(a)(xvii), had it been in effect as of the date of this Agreement, in each case if such entry would, individually or in the aggregate, be materially adverse to the Business;
(iv)declare or pay any dividend with respect to any Equity Interests in the Transferred Companies (other than cash dividends to Seller or its Subsidiaries), split, combine or reclassify any Equity Interests in the Transferred Companies or their Subsidiaries;

(v)issue, grant, transfer or sell to any Person any Equity Interests in any Transferred Companies or any of their Subsidiaries (other than (x) to Seller Parent, or (y) to any of the Transferred Companies or their Subsidiaries);
(vi)amend or otherwise modify the Organizational Documents of the Transferred Companies or any of their Subsidiaries;
(vii)acquire any Third Person or other business enterprise or division thereof (whether by merger, consolidation, sale of stock or shares, sale of assets or otherwise);
(viii)sell, lease, convey or otherwise dispose of any tangible assets of the Business that are material to the Business, taken as a whole (other than the granting of a security interest in connection with any debt facilities existing as of the date hereof that will be discharged on the Closing Date);
(ix)incur or assume any new indebtedness for borrowed money or any obligation for borrowed money of other Persons for the payment of which the Transferred Companies or their Subsidiaries are responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise (other than pursuant to any facilities existing as of the date hereof that will be discharged on the Closing Date), other than intercompany indebtedness for borrowed money;
(x)grant any loans to any Third Person (other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business and consistent with past practice that are not material, individually or in the aggregate and other than intercompany indebtedness);
(xi)except as required by the terms and conditions of a Business Employee Plan, (A) waive, or release any Employee from, any non-compete, non-solicit, non-disclosure, or other restrictive covenant protecting any of the Transferred Companies or their Subsidiaries or the Business; (B) adopt, materially amend or terminate any Business Employee Plan (including any underlying agreements) (or any arrangement that would be a Business Employee Plan if in effect on the date hereof), provided, however that this subclause (B) shall not be interpreted to limit the adoption of a Business Employee Plan that is an Employment Agreement adopted within the limitations of subclause (D) of this subsection, (C) increase the compensation or other benefits payable to or to become payable to any Employee whose annual base compensation would exceed $150,000, (D) enter into, amend or terminate (without cause) any Employment Agreement with any Employee whose annual base compensation would exceed $150,000, or (E) grant any new severance or termination pay to any Employee whose annual base compensation would exceed $150,000, other than in the ordinary course of business, consistent with past practice, payable to departing Employees in connection with the execution of a release of claims and provided such severance or termination pay is paid in full prior to the Closing;
(xii)(A) modify the services provided by any Employee so that they cease providing services primarily in support of the Business, (B) modify the services provided by any employee of the Seller Parties who does not provide services primarily in support of the Business such that they do provide services primarily in support of the Business or (C) other than pursuant to the Employee Restructuring Steps, transfer any employment relationship to or from a Transferred Company or Subsidiary thereof;
(xiii)solely with respect to the Business, adopt or change accounting methods or practices other than as required by GAAP or applicable Law as agreed to by the Seller Parent, Transferred Companies or their Subsidiaries independent public accountants;
(xiv)enter into or agree to be bound by any Collective Bargaining Agreements;
(xv)carry out any “plant closings” or “mass layoffs” or other event that would, in of itself, trigger obligations under the WARN Act (other than in compliance by the

Transferred Companies and their Subsidiaries with the WARN Act) or carry out any other reduction-in-force with respect to the Employees;
(xvi)other than with respect to any Consolidated Tax Return or Taxes relating to a Consolidated Tax Return, (A) make, change or revoke any entity classification or other material Tax election, (B) adopt or change any material Tax accounting method or period, (C) enter into any closing agreement, obtain any Tax ruling, settle or resolve any material Tax claim or assessment with a Tax Authority, or surrender any right to claim a refund, credit or similar Tax benefit (other than on account of the passage of time), (D) initiate a voluntary disclosure or similar filing with a Tax Authority, (E) enter into or amend a Tax sharing, allocation or indemnification agreement, or (F) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than any such extensions resulting from any extensions of time to file Tax Returns or pay Taxes that are granted automatically or routinely by an applicable Tax Authority);
(xvii)enter into any Contract pursuant to which any Transferred Company has granted to any Person a Lien on, or the pledging of, all or any part of the assets or properties of any Transferred Company securing obligations in excess of $100,000 in the aggregate;
(xviii)make any material change to the user acquisition campaigns of the Business; or
(xix)agree in writing to take any of the actions described in this Section 4.1(b).
(c)Purchasers acknowledge and agree that (i) nothing contained in this Agreement shall give Purchasers, directly or indirectly, the right to control or direct the operations of the Business during the Pre-Closing Period, and (ii) during the Pre-Closing Period, Sellers shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Transferred Companies and their Subsidiaries.
(d)If Sellers, the Transferred Companies or any of their Subsidiaries desire to take, or cause to be taken, an action which would be prohibited pursuant to this Section 4.1 without the consent of Purchaser Parent, Sellers may request such consent by sending an email to the email addresses of one of the individuals, each as set forth on Schedule 4.1(d), which email shall be sufficient notice for the purposes of this Section 4.1(d). Purchaser Parent shall use reasonable efforts to respond promptly to such request.
4.2Conduct of Business of Purchaser Parent.
(a)During the Pre-Closing Period, except as required by applicable Law, as expressly permitted or required by this Agreement or otherwise consented to by Seller Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser Parent shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, operate in the ordinary course of business consistent with past practice; provided, however, that no action by the Purchasers or their Subsidiaries that is expressly permitted by a specific exception in any provision of Sections 4.2(b)(i) through 4.2(b)(vi) (and not otherwise restricted by any other provision of Sections 4.2(b)(i) through 4.2(b)(vi)) will be deemed a breach of this Section 4.2(a).
(b)Without limiting the generality of Section 4.2(a), during the Pre-Closing Period, except as required by applicable Law, as permitted or required by this Agreement, as set forth on Schedule 4.2 or otherwise consented to by Seller Parent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser Parent shall not, and shall cause its Subsidiaries not to:
(i)(A) amend or otherwise modify the Organizational Documents of any of the Purchasers (except as expressly set forth on Schedule 4.15) or (B) amend, modify or waive any provisions of the agreements or other documents referenced on Schedule 4.15;

(ii)incur or assume any indebtedness for borrowed money (other than no more than $5,000,000 in the aggregate pursuant to any facilities existing as of the date hereof), other than (i) intercompany indebtedness between Purchaser Parent and its wholly owned Subsidiaries or (ii) indebtedness incurred on or prior to the Closing Date to consummate the transactions contemplated by this Agreement (including, for the avoidance of doubt, the repurchase of any Equity Interests of Purchaser Parent, to fund the working capital of the Transferred Companies and their Subsidiaries on or after the Closing and the repay the Closing Promissory Note (collectively, the “Transaction Debt”); provided, however, that no such indebtedness may be incurred pursuant to clause (ii), whether at or prior to the Closing, unless the Purchaser Parent agrees with Seller Parent in writing (in a form reasonably agreed to by Seller Parent) to repay the Closing Promissory Note within five (5) Business Days following the Closing Date;
(iii)declare or pay any dividend with respect to any Equity Interests of Purchaser Parent or authorize, approve or consummate any Recapitalization Event;
(iv)issue, grant, transfer or sell to any Person any Equity Interests in Purchaser Parent or any of its Subsidiaries or promise or commit to do any of the foregoing;
(v)repurchase any Equity Interests of Purchaser Parent or any of its Subsidiaries (except as expressly set forth on Schedule 4.15);
(vi)agree in writing to take any of the actions described in this Section 4.2(b).
(c)Seller Parent acknowledges and agrees that (i) nothing contained in this Agreement shall give Seller Parent, directly or indirectly, the right to control or direct the operations of Purchaser Parent or its Subsidiaries during the Pre-Closing Period, and (ii) during the Pre-Closing Period, Purchaser Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of Purchaser Parent and its Subsidiaries.
(d)If Purchaser Parent desires to take, or cause to be taken, an action which would be prohibited pursuant to this Section 4.2 without the consent of Seller Parent, Purchaser Parent may request such consent by sending an email to one of the individuals set forth on Schedule 4.2(d), which email shall be sufficient notice for the purposes of this Section 4.2(d).
4.3Restrictions on Transfer; No Solicitation.
(a)Restriction on Transfer. During the Pre-Closing Period, except as expressly provided on Section 4.1 of the Seller Disclosure Schedule, each Seller shall not (i) sell, transfer, assign, pledge, hypothecate or dispose of any Transferred Company Equity Interest, other than pledges effective on the Closing Date in connection with any indebtedness permitted to be incurred under this Agreement or (i) agree in writing to take any action described in clause (ii) of this sentence.
(b)No Solicitation. During the Pre-Closing Period, Sellers shall not, and shall cause the Transferred Companies and their Subsidiaries not to, (a) solicit, support, seek or knowingly induce, assist, encourage or facilitate or take any action to solicit, initiate, support, seek or knowingly induce encourage or knowingly facilitate any inquiries, announcements or communications for the reasonably apparent purpose of making an Acquisition Proposal, or the making of any submission, proposal or offer that constitutes or (y) that the Sellers believe or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (b) furnish to any Person (other than Purchasers or any designees of Purchasers) any non-public information relating to the Business, the Transferred Companies or their Subsidiaries with the intent to induce the making, submission or announcement of an Acquisition Proposal, or with the intent to encourage or facilitate an Acquisition Proposal or any inquiries for the reasonably apparent purpose of making an Acquisition Proposal; (c) enter into, participate in, engage or continue in discussions or negotiations with any Person (other than Purchasers or any designees of Purchasers) with respect to an Acquisition Proposal (other than solely for the purposes of informing such

Persons of the provisions contained in this Section 4.3(b)); (d) accept any Acquisition Proposal or enter into any Contract, agreement or understanding with respect to an Acquisition Proposal; (e) submit any proposal that is only an Acquisition Proposal to the Seller Parent’s board of directors; or (f) propose, authorize or commit to do any of the foregoing. To the extent permitted by applicable Law or confidentiality obligations in existence prior to the date of this Agreement, Seller Parent shall promptly (and in any event within twenty-four (24) hours from the receipt thereof) (A) notify Purchaser Parent if any director or executive officer of Seller Parent becomes aware of any receipt by Sellers, the Transferred Companies or a Subsidiary of the Transferred Companies, or any of their respective Representatives, of any Acquisition Proposal or any inquiry for the reasonably apparent purpose of making an Acquisition Proposal and (B) provide Purchaser Parent with an oral and a written description of such inquiry or Acquisition Proposal, including in such description the identity of the Person making such inquiry or Acquisition Proposal. Seller Parent, shall, and shall cause each of the Transferred Companies, their Subsidiaries, and its and any of their directors or executive officers to, immediately cease and cause to be terminated any and all existing discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. Promptly following the execution of this Agreement, Seller Parent shall deliver written notices to request the return or destruction of all confidential information to all Persons (except for the Purchasers and their Affiliates) with such return or destroy obligations under non-disclosure or similar agreements with respect to the acquisition of any Transferred Company, their Subsidiaries or the Business entered into within the twelve (12) months prior to the date of this Agreement (except for such non-disclosure or similar agreements that do not relate to a potential Acquisition Proposal).
4.4Access to Information; Confidentiality.
(a)During the Pre-Closing Period, Seller Parent shall afford Purchaser Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the facilities, properties, senior management personnel (including the heads, directors, or other executives of any Transferred Company), Contracts, assets, books and records of the Business, Transferred Companies and their Subsidiaries for purposes that are, in good faith, directly and actually related to, and explicitly necessary for, the consummation of the Equity Purchases and integration planning; provided, however, that Seller Parent may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires Seller Parent to restrict or otherwise prohibit access, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, (iii) access to a Contract of the Transferred Companies would violate or cause a default under, or give a third party the right terminate or accelerate the rights under, such Contract, (iv) such documents or information that are reasonably pertinent to any adverse Action between any Transferred Company and its Subsidiaries and Sellers and their Affiliates, on the one hand, and Purchasers and their Affiliates, on the other hand or (v) such access would reasonably be determined to result in the disclosure of any Trade Secrets of any third Person. Any investigation conducted pursuant to the access contemplated by this Section 4.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of Sellers, the Transferred Companies or their applicable Subsidiaries or create a material risk of damage or destruction to any property or assets of the Sellers or the Transferred Companies or their Subsidiaries. The terms and conditions set forth in Section 4.4(b) shall apply to any information obtained by Purchaser Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 4.4. Nothing in this Section 4.4 or elsewhere in this Agreement shall be construed to require Sellers or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information. Notwithstanding the foregoing, any access to any offices of the Sellers or the Transferred Companies and their Subsidiaries shall be subject to reasonable security measures and insurance requirements and the requirements of the applicable Lease Agreements and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase II environmental assessment.
(b)Confidentiality.
(i)“Confidential Information” means all information, data, drawings, benchmark tests, specifications, Trade Secrets, and any other technology, and other proprietary information (x) to the extent relating to the Transferred Companies or any of their Subsidiaries or the

Business, (y) of any party or any of its Affiliates that has been conveyed, furnished or otherwise made available by or on behalf of a party to the other party or its Representatives in connection with the Transactions or the other transactions contemplated by this Agreement on or prior to the date hereof or (z) of any party or any of its Affiliates that is conveyed, furnished or otherwise made available by or on behalf of a party to the other party or its Representatives pursuant to this Agreement on or after the date hereof, in each case that is in written, graphic, machine readable or other tangible form, regardless of whether it is marked “Confidential”, “Proprietary” or in some other manner to indicate its confidential nature, and includes a party’s or any of its Affiliates’ proprietary Software, inventions, business model and strategies, company financial planning and financial data, product plans and strategies, and prospect and customer lists. The party hereto conveying, furnishing or otherwise making available Confidential Information is referred to herein, in such capacity, as the “Disclosing Party” and the party hereto receiving any such Confidential Information is sometimes referred to herein, in such capacity, as the “Receiving Party”. For the avoidance of doubt, any Confidential Information relating to or arising from, the Transferred Companies or any of their Subsidiaries or the Business shall be (a) Confidential Information solely of Sellers prior to the Closing and (b) Confidential Information solely of Purchasers following the Closing. Confidential Information also includes oral or other information in any medium that by its nature should reasonably be understood as confidential at the time of being received. Confidential Information excludes any information that (i) was at the time of disclosure, or later becomes, generally known and available in the public domain, through no fault of the Receiving Party; (ii) was known to the Receiving Party at the time of disclosure without an obligation of confidentiality; (iii) becomes rightfully known to the Receiving Party from a source other than the Disclosing Party, without an obligation of confidentiality and not in violation of the Disclosing Party’s rights or any direct or indirect obligation of confidentiality to the Disclosing Party; or (iv) is independently created by or on behalf of the Receiving Party without the use of or reference to any Confidential Information.
(ii)Each party acknowledges that the Confidential Information may include valuable Trade Secrets and each party agrees that it will not disclose, or authorize or permit any of its Representatives to disclose, any Confidential Information, directly or indirectly, to any third Person that is not a Representative of such party without the other party’s prior written consent, as permitted by Section 4.6 or in accordance with applicable Law. Each party agrees to exercise due care in protecting the Confidential Information of the other party from unauthorized use and disclosure. Nothing in this Section 4.4(b) shall limit any license granted to a party. Solely for purposes of this Section 4.4(b), “Representative” means, with respect to a party, such party and its Affiliates, and the directors, managers, members, officers, employees, agents, insurers, attorneys, accountants, financing sources, professional advisors, contractors, subcontractors, or other representatives of the party and its Affiliates. Each party further agrees, with respect to Confidential Information described in clause (z) of the definition thereof that is obtained pursuant to a provision of this Agreement that provides a right to obtain such information for specified purposes, that such Confidential Information may be used only for such purposes.
(iii)If a Receiving Party is requested or required to disclose all or any part of any Confidential Information of the Disclosing Party under a discovery request, a subpoena, or an inquiry issued by a court of competent jurisdiction or by a judicial, administrative, regulatory or governmental agency or legislative body or committee, under applicable rules or regulations of any national securities exchange, or under applicable Law or by legal process, such Receiving Party shall, subject to applicable Laws, give prompt notice of such request or requirement to the Disclosing Party and shall, subject to applicable Laws, give the Disclosing Party the opportunity to seek an appropriate confidentiality agreement, protective order or modification of any disclosure or otherwise intervene, prevent, delay or otherwise affect the response to such request, and the Receiving Party shall reasonably cooperate in such efforts at the Disclosing Party’s sole expense. If the Disclosing Party does not obtain a protective order preventing the required disclosure of such Confidential Information, the Receiving Party may, on advice of outside counsel, disclose such Confidential Information, provided that the Receiving Party discloses only that portion of such Confidential Information that the Receiving Party, on advice of such counsel, is legally required to disclose, and only, subject to applicable Laws, after giving notice to, and offering to show such disclosure to, the Disclosing Party reasonably prior to the time such disclosure is made. Notwithstanding any such disclosure of Confidential Information, the Receiving Party will continue to otherwise comply with the obligations of confidentiality and other obligations hereunder with respect to such Confidential Information.

(iv)The obligations in this Section 4.4(b) shall terminate on the date that is three (3) years after the Closing Date (or, in the case of Confidential Information described in clause (z) of the definition thereof, on the date that is three (3) years after such information is obtained pursuant to this Agreement).
4.5Third Party Contracts.
(a)Notices. Seller Parent shall use commercially reasonable efforts to send the notices set forth on Schedule 4.5(a).
(b)Consents & Amendments. Seller Parent shall use commercially reasonable efforts to (i) to request the consents of any third-party to any Contract set forth in Schedule 4.5(b)(i) and (ii) to request the amendments to the agreements set forth on Schedule 4.5(b)(ii) (the “Amended Agreements”). Neither Seller Parent nor any of its Affiliates shall be obligated to make any payment or commercial concession to any third party, or incur any liability, as a condition to (or in connection with) effecting any consents or amendments contemplated pursuant to this Section 4.5.
4.6Public Disclosure; Communications.
(a)During the Pre-Closing Period, each of Seller Parent, on the one hand, and Purchaser Parent, on the other hand, agree not to issue or make (and each agrees to cause their respective Subsidiaries and Representatives not to make) any press release or public announcement regarding the subject matter of this Agreement, the Equity Purchases or the Transactions without advance approval thereof by Purchaser Parent or Seller Parent, respectively, except as may be required by applicable Law, or any Governmental Authority or the rules of an applicable stock exchange; provided, however, that (i) the Purchasers, the Sellers, the Transferred Companies and their Subsidiaries may make internal announcements to their respective employees that are consistent with any communications plan that is mutually agreed to between Purchaser Parent and Seller Parent, (ii) the Purchasers, the Sellers, the Transferred Companies and their Subsidiaries may participate in any media interviews, engage in any meetings or calls with analysts, institutional investors or other similar Persons, or provide any statements that are public or are reasonably likely to become public, in each case to the extent relating to this Agreement or the Transactions, that are materially consistent with prior disclosures or any communications plan that is mutually agreed to between Purchaser Parent and Seller Parent or which repeat previously publicly disclosed information, (iii) that the Purchasers, Sellers, the Transferred Companies and their Subsidiaries may make disclosures on a confidential basis to their respective Affiliates, equityholders, partners and their respective advisors and representatives in the ordinary course of business, and (iv) if the Affiliate of the Purchasers is a venture capital fund, private equity fund or similar investment fund or company, such Affiliate may disclose the terms of this Agreement, the Equity Purchases or the Transactions to its limited partners to the extent required pursuant to the terms of its limited partnership agreement or other governing document in effect as of the date of this Agreement; provided, further, that, in each case of clauses (i) through (iv) of this Section 4.6(a), such Persons are subject to commercially reasonable confidentiality obligations.
(b)During the Pre-Closing Period, neither Purchaser Parent nor any of its Affiliates or Representatives shall engage in any discussions with any of Sellers’, the Transferred Companies’ or their Subsidiaries’ officers, directors, employees, customers, suppliers, service providers, lessors, stockholders, optionholders, or lenders of Sellers, the Transferred Companies or their Subsidiaries without Seller Parent’s prior written consent.
4.7Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Purchasers and the Sellers shall use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with such other parties in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to: (a) cause the conditions to the Purchase set forth in Article V to be satisfied; and (b) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the

Transactions. In addition to the foregoing, neither Purchasers, on the one hand, nor Sellers, on the other hand, shall take any action that is intended to, or has (or would reasonably be expected to have) the effect of, preventing or materially impairing or delaying the consummation of the Equity Purchases or the ability of such party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, none of the Sellers, the Transferred Companies nor any of their Subsidiaries shall be required prior to the Closing to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.
4.8Regulatory Filings.
(a)Purchaser Parent shall (and shall cause its Affiliates, including any “ultimate parent entity” as such term is defined in the HSR Act and its implementing regulations, if applicable to), on the one hand, and Seller Parent shall (and shall cause its Affiliates, as applicable, to), on the other hand, (x) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Transactions as required by the HSR Act as soon as practicable after the date of this Agreement but in no event later than three (3) Business Days following execution and delivery of this Agreement and (y) file comparable pre-merger or post-merger notification filings, forms and submissions with any foreign Governmental Authority that are required by any other Antitrust Laws as soon as practicable after the date of this Agreement. Purchaser Parent shall (and shall cause its Affiliates) and Seller Parent shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Equity Purchases as soon as practicable; provided that Seller Parent shall not be obligated to take any action unless the taking of such action is conditioned upon the consummation of the Transactions.
(b)In furtherance and not in limitation of Section 4.7, if and to the extent necessary to obtain clearance of the Equity Purchases pursuant to any Antitrust Laws applicable to the Equity Purchases, Purchaser Parent will, and will cause its Affiliates to, take promptly all steps reasonably necessary to avoid, eliminate or resolve any impediment, and obtain all clearances, consents, approvals and waivers, under any Antitrust Laws so as to enable the parties to consummate the Equity Purchases as soon as reasonably practicable and in any event at least ten (10) Business Days prior to the Outside Date. Notwithstanding the foregoing, nothing in this Agreement will require Purchaser Parent or Seller Parent, or their respective Affiliates, to enter into any agreement, settlement, separate order, or consent decree with any Governmental Authority offering, negotiating, committing to or effecting (i) the sale, divestiture, license or other disposition of any of the capital stock or other equity or voting interests, assets; (ii) terminating, modifying or assigning existing relationships, joint ventures, Contracts, or obligations of Purchaser Parent or Seller Parent (and their respective Affiliates, if applicable); or (iii) behavioral or other operational conditions or remedies, or to any other modifications of, or restrictions on, the businesses, assets, properties, product lines, Equity Interests or other activities of Purchaser Parent or Seller Parent, or their respective Affiliates. Notwithstanding the foregoing, Purchaser Parent shall use reasonable best efforts to contest, defend and appeal any Action challenging this Agreement or the consummation of the Transactions. Purchasers and Sellers will not extend any waiting period under any Antitrust Laws or enter into any agreement with any Governmental Authority not to consummate the Equity Purchases unless the other parties have consented in writing to such extension or agreement (such consent not to be unreasonably withheld, conditioned or delayed).
(c)Purchaser Parent shall (and shall cause its Affiliates, if applicable), on the one hand, and Seller Parent, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the Transactions in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the Transactions, including any proceedings initiated by a private party. If Purchaser Parent (or any of its

Affiliates, if applicable), on the one hand, or Seller Parent, on the other hand, shall receive a request for additional information or documentary material from any Governmental Authority with respect to the Transactions pursuant to the HSR Act or any other Antitrust Laws with respect to which any such filings have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with such other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, Purchaser Parent (and its Affiliates, if applicable), on the one hand, and Seller Parent, on the other hand, shall (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Equity Purchases, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep such other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Equity Purchases, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Equity Purchases, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Equity Purchases, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Equity Purchases, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in paragraphs (a) and (b) of Section 5.1. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential business information.
(d)Purchaser Parent and Seller Parent shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by this Section 4.8 are required to be or should be made, and whether any other consents, approvals, Permits or authorizations not contemplated by this Section 4.8 are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the Transactions, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, Permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the Transactions.
(e)Purchaser Parent shall not, and shall not permit any of its respective Subsidiaries to, (i) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise make any investment in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, or (ii) enter into an agreement to form a new joint venture, or strategic partnership with another Person, or amend or modify any agreement for a joint venture, or strategic partnership with another Person in the case of each of clause (i) and clause (ii), if so doing would reasonably be expected to (1) increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, Permit, certificate or Order of any Governmental Authority necessary to consummate the transactions contemplated hereby, or (2) increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby.
4.9Directors’ and Officers’ Indemnification.
(a)Purchaser Parent shall cause each Transferred Company and its Subsidiaries to honor and fulfill in all respects the obligations of the respective Transferred Company and its Subsidiaries under any and all indemnification agreements between such Transferred Company or any of its Subsidiaries and any of their current or former directors, managers and officers and any person who becomes a director, manager or officer of such Transferred Company or any of its Subsidiaries prior to the Closing (the “D&O Indemnitees”), in each case, with respect to claims arising out of acts or omissions occurring at or prior to the Closing that are asserted after the Closing (for the avoidance of doubt to the extent such obligations are not covered by the existing policy or policies of the Transferred Companies and their Subsidiaries’ directors’ and officers’ liability insurance); provided that Purchaser

Parent’s and each Transferred Company and its Subsidiaries’ obligations under this Section 4.9(a) shall not apply to (i) any claim or matter that relates to a Willful Breach of a representation, warranty, covenant, agreement or obligation made by or of the Transferred Companies or any of their Subsidiaries in connection with this Agreement or the transactions contemplated hereby or (ii) any Losses that a Purchaser Indemnified Person has the right to recover pursuant to Article VII. In addition, during the period commencing at the Closing and ending on the sixth (6th) anniversary of the Closing, Purchaser Parent shall cause each Transferred Company and its Subsidiaries to cause the Organizational Documents of such Transferred Company and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the Organizational Documents of such Transferred Company and its Subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in a manner adverse to the D&O Indemnitees except as required by applicable Law.
(b)If Purchaser Parent or a Transferred Company or its Subsidiaries or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Purchaser Parent shall cause proper provisions shall be made so that the successors and assigns of the such Transferred Company or its Subsidiaries shall assume all of the obligations of Purchaser Parent set forth in this Section 4.9.
(c)The obligations set forth in this Section 4.9 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnitee without the prior written consent of such affected D&O Indemnitee (and their heirs and representatives). Each of the D&O Indemnitees (and their heirs and representatives) are intended to be third party beneficiaries of this Section 4.9, with full rights of enforcement as if a party thereto. The rights of the D&O Indemnitees (and their heirs and representatives) under this Section 4.9 shall be in addition to, and not in substitution for, any other rights that such persons may have under the memorandum of association and articles of association or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Transferred Companies or any of their Subsidiaries, or applicable Law (whether at law or in equity).
(d)Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to a Transferred Company or any of its Subsidiaries or any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 4.9 is not prior to or in substitution for any such claims under such policies.
4.10Tax Matters.
(a)Transfer Taxes. All sales, use, value-added, gross receipts, excise, registration, stamp duty, transfer or other similar Taxes or governmental fees (“Transfer Taxes”) imposed or levied by reason of, in connection with or attributable to this Agreement and the Transactions shall be borne by one-half by Purchaser Parent and one-half by Seller Parent; provided that, any Transfer Taxes attributable to Section 4.10(k) shall be borne by Seller Parent. The parties hereto shall use commercially reasonable efforts to cooperate, to the extent reasonably requested and permitted by applicable Law, in minimizing any such Transfer Taxes. The party required by Law to file a Tax Return with respect to such Transfer Taxes shall do so within the time period prescribed by Law, and Purchaser Parent or Seller Parent, as applicable, shall promptly reimburse the filing party for any Transfer Taxes so paid by such filing party upon receipt of notice that such Transfer Taxes have been paid.
(b)Tax Returns.
(i)Pre-Closing Tax Period and Straddle Period Tax Returns. Subject to Section 4.10(b)(iii), Purchaser Parent shall prepare or caused to be prepared, and timely file to cause to be timely filed, all Tax Returns of the Transferred Companies and their Subsidiaries for any Pre-Closing Tax Period or Straddle Period that are required be filed after the Closing Date. Subject to Section 4.10(b)(ii), all such Tax Returns shall be prepared in a manner consistent with past practices of the Transferred Company or Subsidiary, as applicable, except as otherwise required by Law. Purchaser Parent shall provide Seller Parent with a copy of each such income or other material Tax Return at least thirty (30) days prior to the due date for filing (taking into account all extensions validly obtained) for Seller Parent’s review and comment. Purchaser Parent shall not file or cause or permit to be filed any such income or other material Tax Return without Seller Parent’s consent (which shall not be unreasonably conditioned, delayed or withheld).
(ii)Pre-Closing Tax Deductions. Any Transaction Tax Deductions shall be allocated to, and reported on Tax Returns for, Pre-Closing Tax Periods, and together with any Tax attributes of the Transferred Companies and their Subsidiaries that exist as of the Closing Date, shall be utilized, to the extent supported by a “more likely than not” level of comfort under applicable Law, to reduce the liabilities of the Transferred Companies and their Subsidiaries for Taxes in such Pre-Closing Tax Periods.
(iii)Consolidated Tax Returns. Notwithstanding anything else in this Agreement, Seller Parent shall have sole control of any Consolidated Tax Returns, including preparing and filing any such Consolidated Tax Returns, any elections with respect thereto, and any Tax Audit with respect to any Consolidated Tax Return or Taxes shown or required to be shown on any Consolidated Tax Return, and Purchaser Parent shall have no rights with respect to such matters. Purchaser Parent shall reasonably cooperate with Seller Parent to permit Seller Parent to exercise such control.
(c)Tax Refunds. Purchaser Parent shall pay, or shall cause to be paid, to the Seller Parent (or its applicable Affiliate) all refunds of Taxes received prior to the third anniversary of the Closing Date and to the extent such Taxes are (i) paid by or on behalf of the Transferred Companies or any of their Subsidiaries on or prior to the Closing Date, (ii) indemnified by Sellers pursuant to this Agreement, or (iii) taken into account in the determination of the Final Cash Consideration (and the amount of any credits in lieu of refunds of such Taxes), together with any amounts in respect of refundable Tax credits of the Transferred Companies or any of their Subsidiaries attributable to a Pre-Closing Tax Period listed on Schedule 4.10(c) (which refundable Tax credits shall not exceed $1,000,000 in any fiscal year (or the prorated portion of $1,000,000 for any pre-Closing portion of any fiscal year based on the number of days therein) (collectively, “Tax Refunds”)), in each case, that are received in cash by, or as a reduction to the cash Tax liability of, Purchaser Parent or its Subsidiaries (including the Transferred Companies and their Subsidiaries), excluding any such refunds or credits taken into account in the calculation of the Final Cash Consideration, which payment shall be reduced by any (A) Taxes imposed on Purchaser Parent or any of its Affiliates by a Tax Authority with respect to such refund or credit or other additional Tax payable as a result thereof, (B) reasonable and documented costs to obtain any such refund or credit and (C) reasonable and documented costs incurred in preparing any claim for such refund or credit and (ii) only to the extent any such refund or credit (1) is not attributable to a carryback of any losses, credits or other Tax attributes from any period (or portion thereof) beginning after the Closing Date, (2) is not attributable to any losses, credits or other Tax attributes relating to Purchaser Parent or its Affiliates (other than the Transferred Companies), and (3) is not the subject of a then-pending Tax proceeding. If any Transferred Company is required to repay to a Tax Authority such refund or credit, Seller Parent shall, or shall cause its Affiliates to, repay the amount previously paid thereto pursuant to this Section 4.10(c) in respect of such refund or credit (plus any penalties, interest or other charges imposed by such Tax Authority and attributable to such refund or credit).
(d)Straddle Periods. For purposes of this Agreement, (i) Taxes attributable to the portion of a Straddle Period that is a Pre-Closing Tax Period shall (A) in the case of any property or other similar ad valorem Taxes be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period that is a Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (B) in the case of any other Taxes not described in the foregoing clause (A), be determined as if the applicable Tax period ended on the Closing Date on a “closing of the books basis” by assuming that the books of the Transferred Companies and their Subsidiaries were closed at the end of the day on the Closing Date (allocating exemptions, allowances, or deductions that are calculated on an annual basis (including depreciation and amortization deductions) between the Pre-Closing Tax Period and the Post-Closing Tax Period based on the number of days of the Straddle Period occurring in each such period), provided, that any actions outside of the ordinary course and not contemplated by this Agreement taken on the Closing Date after the Closing by Purchaser Parent or any of its Subsidiaries (including the Transferred Companies at their Subsidiaries following the Closing) shall, including for purposes of the definition of “Indemnified Taxes”, not be treated as occurring in a Pre-Closing Tax Period or otherwise having been taken on or before the Closing Date, and (ii) Taxes for a Straddle Period that are not treated as attributable to the portion of a Straddle Period that is a Pre-Closing Tax Period (in accordance with the preceding clause (i)) are attributable to the portion of a Straddle Period that is a Post-Closing Tax Period.
(e)Tax Audits. Purchaser Parent shall promptly notify Seller Parent of the receipt by Purchaser Parent or any of its Affiliates (including the Transferred Companies and their Subsidiaries) of any written notice of any Tax Audit that could reasonably be expected to give rise to an indemnification obligation under Section 7.2. Seller Parent shall be entitled to control any such Tax Audit that relates to Tax periods ending on or before the Closing Date at its sole cost and expense; provided, that in such case, subject to Section 4.10(b)(iii), (i) Purchaser Parent shall be entitled to participate in such Tax Audit at its sole cost and expense, (ii) Seller Parent shall keep Purchaser Parent reasonably informed of the status of such Tax Audit and shall consult with Purchaser Parent in good faith regarding the conduct of such Tax Audit, and (iii) Purchaser Parent shall be entitled to review all written materials prior to their submission to the applicable Tax Authority. In the event that Seller Parent does not elect to control any such Tax Audit, subject to Section 4.10(b)(iii), Purchaser Parent shall control such Tax Audit; provided, that in such case, (i) Seller Parent shall be entitled to participate in such Tax Audit at its sole cost and expense, (ii) Purchaser Parent shall keep Seller Parent reasonably informed of the status of such Tax Audit and shall consult with Seller Parent in good faith regarding the conduct of such Tax Audit, (iii) Seller Parent shall be entitled to review all written materials prior to their submission to the applicable Tax Authority, and (iv) Purchaser Parent shall not settle or otherwise compromise such Tax Audit without Seller Parent’s written consent, not to be unreasonably withheld, conditioned or delayed, if, because of such settlement or compromise, a Transferred Company or a Subsidiary of a Transferred Company would incur a liability for Taxes that is subject to indemnification under Section 7.2.
(f)Post-Closing Tax Actions. From and after the Closing, except as otherwise provided in this Agreement and except as otherwise required by Law, Purchaser Parent and Purchasers shall not, and shall not cause or permit a Transferred Company or any of its Subsidiaries to, (i) amend any Tax Return of a Transferred Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period, (ii) make any Tax election or change any method of Tax accounting with respect to a Transferred Company or any of its Subsidiaries that has effect for any Pre-Closing Tax Period, or (iii) make any voluntary disclosure to a Tax Authority regarding Taxes or Tax Returns of a Transferred Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period, in each case without the prior written consent of Seller Parent (which consent shall not be unreasonably withheld, conditioned or delayed).
(g)Section 338(g) Elections. Purchaser Parent and Purchasers shall not make or permit to be made any election pursuant to Section 338(g) of the Code (and any state or local Tax filing required to conform to the U.S. federal income Tax election) with respect to the acquisition of any Transferred Company or a Subsidiary of a Transferred Company pursuant to this Agreement, except that, upon delivery of the Final Allocation, Purchaser shall timely make an effective election pursuant to Section 338(g) of the Code (and any state or local filing Tax required to conform to the U.S. federal income Tax election) with respect to the acquisition of any Transferred Company listed in Schedule 4.10(g) in accordance with this Section 4.10(g) (collectively, the “Section 338(g) Election”). Purchaser Parent and Seller Parent shall cooperate to provide such forms, documentation and other information reasonably necessary to make and give effect to the Section 338(g) Election, if any, and Purchaser Parent shall provide the applicable Seller(s) with the notice(s) described in Treasury Regulation Section 1.338-2(e)(4) with respect to the Section 338(g) Election. If the Section 338(g) Election is to be made, Purchaser Parent shall (i) following the delivery of the Final Allocation, deliver to Seller Parent a draft of IRS Forms 8023 and 8883 and/or any other forms required for the Section 338(g) Election under applicable U.S. state or local income Tax law (collectively, the “Section 338(g) Election Forms”) properly completed with respect to the applicable Transferred Companies in accordance with Section 1.5(c), (ii) reflect any reasonable comments of Seller Parent received no later than fifteen (15) days prior to such due date, and (iii) complete and duly and timely file, or cause to be completed and duly and timely filed, the Section 338(g) Election Forms as prescribed by Treasury Regulations Section 1.338-2 and the corresponding provisions of applicable state, local or foreign income Tax law. Notwithstanding the foregoing, no Section 338(g) Election shall be required to be made if (i) Seller Parent does not deliver the Final Allocation in advance of the due date of such election, or (ii) Seller Parent and Purchaser Parent, each acting reasonably, jointly agree that such election is not permitted under applicable Law.
(h)Section 338(h)(10) Elections. Upon delivery of the Final Allocation, the applicable Purchaser and Seller Parent shall make a timely, irrevocable and effective election under Section 338(h)(10) of the Code (and any state or local Tax filing required to conform to the U.S. federal income Tax election) with respect to the acquisition of each Transferred US Corporation listed in Schedule 4.10(h) (collectively, the “Section 338(h)(10) Election”). Purchaser Parent and Seller Parent shall cooperate to provide such forms, documentation and other information reasonably necessary to make and give effect to the Section 338(h)(10) Election. Without limiting the generality of the foregoing, following the Closing, to facilitate the Section 338(h)(10) Election, following the delivery of the Final Allocation, Purchaser Parent shall deliver to Seller Parent a draft of IRS Forms 8023 and 8883 and/or any other forms required for the Section 338(h)(10) Election under applicable state or local income Tax law (collectively, the “Section 338(h)(10) Election Forms”) properly completed in accordance with Section 1.5(c) and executed to the extent pertaining to Purchaser Parent and its Affiliates for review and comment. Purchaser Parent shall reflect any reasonable comments of Seller Parent thereto delivered no later than fifteen (15) days prior to such due date. Seller Parent shall timely execute and return to Purchaser Parent such Section 338(h)(10) Election Forms (as revised by Purchaser Parent in accordance with this Section 4.10(h)). Purchaser Parent shall duly and timely file, or cause to be completed and duly and timely filed, the Section 338(h)(10) Election Forms executed by Seller Parent (or its applicable Affiliates) and timely delivered to Purchaser Parent, as prescribed by Treasury Regulations Section 1.338(h)(10)-1 and any applicable provisions of state or local income Tax law. Notwithstanding the foregoing, no Section 338(h)(10) Election shall be required to be made if (i) Seller Parent does not deliver the Final Allocation in advance of the due date of such election, or (ii) Seller Parent and Purchaser Parent, each acting reasonably, jointly agree that such election is not permitted under applicable Law.
(i)Cooperation. From and after the Closing, and subject to the other provisions of this Section 4.10, Purchaser Parent and Seller Parent shall, and shall cause their respective Affiliates to, provide to the other party such reasonable cooperation and information relating to the Transferred Companies and their Subsidiaries for Pre-Closing Tax Periods or Straddle Periods as either of them may reasonably request in connection with (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or a right to refund of Taxes, (iii) conducting any Tax proceeding or (iv) making any Tax election. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess. Notwithstanding anything to the contrary in this Agreement, such cooperation shall not include disclosure of, and neither Purchaser Parent nor any of its Affiliates shall be entitled to, any Tax Return (or copy thereof) of Seller Parent or any of its respective Affiliates (other than solely that of a Transferred Company or a Subsidiary of a Transferred Company) or Consolidated Tax Return.
(j)Intended Tax Treatment. For U.S. federal and applicable state, local and other Tax purposes, the transactions described in Section 1.1 are intended to be treated as sales or exchanges in which gain or loss is recognized under Section 1001 of the Code (and in the case of the sale of each Transferred Company that is a corporation for U.S. federal income tax purposes, as a “qualified stock purchase” within the meaning of Section 338(d)(3) of the Code), except any transaction subject to a Section 338(h)(10) Election shall be treated in accordance with Section 338 of the Code and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”). The transactions contemplated by this Agreement shall be reported by the parties for all Tax purposes in accordance with the Intended Tax Treatment, and no party shall take any position inconsistent with the Intended Tax Treatment before a Governmental Authority or otherwise, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or comparable provision of state, local or other Tax law). Other than as contemplated by this Agreement, the parties covenant and agree that they will not take any actions before or after the Closing that would be reasonably expected to prevent any of such transactions from qualifying for the Intended Tax Treatment. Except as otherwise contemplated in this Agreement,

Purchaser Parent shall not, and shall not cause or permit any of its Affiliates (including, after the Closing, the Transferred Companies) to undertake a merger to which a Transferred Company is a party or cause the actual or deemed liquidation or dissolution of a Transferred Company, in each case if such transaction would reasonably be expected to prevent any of the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.
(k)Change in U.S. Tax Classification. Purchaser Parent shall cause each Pre-Existing Entity or Acquired Entity, in each case, that is an Eligible Entity to elect to be treated as a partnership or an entity disregarded from its owner for U.S. federal income tax purposes by filing an IRS Form 8832 (such form, a “CTB Election Form”), stating as the effective date, in the case of a Pre-Existing Entity, the date that is one (1) day prior to the Closing Date, and, in the case of an Acquired Entity, the date that is either one (1) day or two (2) days following the Closing Date, as directed by Seller Parent. Purchaser Parent shall use commercially reasonable efforts to cause any other Pre-Existing Entity or Acquired Entity to be treated as a partnership or an entity disregarded from its owner for U.S. federal income tax purposes (including by way of reorganization or reincorporation as a different entity type), effective, in the case of a Pre-Existing Entity, prior to the Closing Date, and, in the case of an Acquired Entity, as promptly following the Closing Date as is practicable, in each case, by filing a CTB Election Form (after such reorganization or reincorporation); provided, that Purchaser Parent and its Affiliates shall not be required to incur any material Tax or other cost that is unreimbursed by Seller Parent pursuant to the obligations set forth in this sentence. For purposes of this Section 4.10(k), (i) a “Pre-Existing Entity” means a non-U.S. Subsidiary of Purchaser Parent (other than Tripledot Group Holdings Limited), (ii) an “Acquired Entity” means a Transferred Company and each Subsidiary of a Transferred Company, in each case, that is a foreign corporation (as determined for U.S. federal income tax purposes) as of the Closing and after the Closing is not wholly owned directly or indirectly by a domestic corporation (as determined for U.S. federal income tax purposes), and (iii) an “Eligible Entity” is a Pre-Existing Entity or Acquired Entity that is not organized in a legal form described in Treasury Regulation Section 301.7701-2(b)(8).
(l)Termination of Tax Sharing Agreements. All existing binding upon the Transferred Companies Tax Sharing Agreements shall be terminated as of the Closing Date.
4.11Employee Matters.
(a)Employee Restructuring Steps. Prior to the Closing, Seller Parent shall use commercially reasonable efforts, or shall cause its applicable Subsidiaries to use commercially reasonable efforts to cause the transfer of employment of (i) each Designated Employee to a Transferred Company or a Subsidiary thereof and (ii) each Non-Business Employee who is employed by a Transferred Company or a Subsidiary thereof to Seller Parent or any of its Subsidiaries (other than a Transferred Company or a Subsidiary thereof) (the “Employee Restructuring Steps”), such that immediately prior to the Closing, other than set forth in the Schedule 4.11, all Employees are employed by a Transferred Company or any of its Subsidiaries and no Non-Business Employees are employed by a Transferred Company or any of its Subsidiaries. Seller Parent shall use commercially reasonable efforts to, or shall cause its Subsidiaries to use commercially reasonable efforts to, take such actions as are reasonably necessary to comply with applicable Law (including with regard to any information and consultation obligations that arise in relation to any transfer restrictions arising under applicable Laws) to accomplish the Employee Restructuring Steps prior to the Closing. Notwithstanding anything to the contrary in this Agreement, to the extent any of the Employee Restructuring Steps have not been completed prior to the time the Closing would otherwise occur hereunder, then (x) the Closing may proceed without the completion of such Employee Restructuring Steps, and (y) from and after the Closing, Seller Parent and its Subsidiaries shall use their respective reasonable best efforts to promptly complete such Employee Restructuring Steps.
(b)Continuing Employees. From the Closing Date until December 31, 2025, Purchaser Parent shall provide (or cause the Transferred Companies or their applicable Subsidiaries to provide) the Continuing Employees with(i) no less favorable base salary and cash incentive opportunities bonus opportunity than what is provided to such Continuing Employee as of immediately prior to the later of (x) the Closing or (y) as applicable, the date of transfer of such Continuing Employee following Closing pursuant to Section 4.11(a) hereof (the “Transfer Date”), and (ii) substantially comparable employee benefits in the aggregate (excluding any defined benefit pension, retiree medical benefits, deferred compensation or equity or equity-based bonus) to, what is provided by Purchaser Parent and its Subsidiaries to similarly situated employees of Purchaser Parent and its Subsidiaries; provided, however, that the obligations of Purchaser Parent under clause (i) are expressly conditioned on Seller Parent having delivered to Purchaser Parent all information as may be reasonably requested for Purchaser Parent or its Subsidiaries to take the actions set forth in clauses (i). For purposes of determining eligibility to participate, vesting and, for purposes of paid-time off and severance only, entitlement to benefits under any benefit plan or arrangement (other than a defined benefit plan or post-employment welfare plan) of Purchaser Parent or its Subsidiaries and to the extent permitted by applicable law and subject to any applicable break in service or similar rule, Purchaser Parent shall provide the Continuing Employees service credit under Purchaser Parent’s (or its applicable Subsidiary’s) benefit plans or arrangements for their period of service to Seller Parent or an applicable Subsidiaries prior to the Transfer Date to the extent such service was recognized under corresponding benefit plans or arrangement of Seller Parent or its Subsidiaries, except where doing so would cause a duplication of benefits. Purchaser Parent shall use reasonable best efforts to cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans of Purchaser Parent or its Subsidiaries to be waived with respect to such Continuing Employees and their eligible dependents in accordance with applicable laws to the extent such pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements were waived under any corresponding group health plan of Seller Parent or its Subsidiaries and shall use commercially reasonable efforts to provide such Continuing Employees with credit for any co-payments, deductibles, and offsets (or similar payments) incurred during the plan year in which Closing occurs to the extent such co-payments, deductibles, and offsets (or similar payments) were credited under any corresponding health plan of Seller Parent or its Subsidiaries, except, in each case, where doing so would cause a duplication of benefits. Notwithstanding anything herein to the contrary, Purchaser Parent shall have no obligations with respect to any liabilities or damages arising under or related to any Employee Plan that is not a Transferred Company Plan.
(c)Seller Parent shall take commercially reasonable steps to provide that each Continuing Employee who participated in the AppLovin Corporation 401(k) Profit Sharing Plan and Trust (the “AppLovin 401(k) Plan”) in the plan year in which the Closing occurs (i) is fully vested in their full account balance under the AppLovin 401(k) Plan prior to the Closing and (ii) receives a true up matching contribution in the same time and manner as participants who otherwise terminate employment with Seller Parent with respect to the plan year in which the Closing occurs. If necessary, prior to, and as effective as of, the Closing, Seller Parent shall approve an amendment to the AppLovin 401(k) Plan to exclude Continuing Employees from the AppLovin 401(k) Plan. Prior to the Closing, Seller Parent and Purchaser Parent shall discuss any further amendments requested by Purchaser Parent, including but not limited to a transfer of Continuing Employees’ AppLovin 401(k) Plan account balances to the PeopleFun 401(k) Profit Sharing Plan and Trust, and Seller Parent shall use commercially reasonable efforts to implement any such amendments agreed between Seller Parent and Purchaser Parent.
(d)Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement will be deemed to (i) guarantee employment to any Continuing Employee for any period of time, or preclude the ability of Purchaser Parent, the Transferred Companies or any of their respective Subsidiaries to terminate any Continuing Employee for any reason at any time; (ii) require Purchaser Parent, the Transferred Companies or any of their respective Subsidiaries to continue any plan providing benefits to any Continuing Employee (or the dependent or beneficiary thereof) or prevent the amendment, modification or termination thereof at any time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement. The provisions contained in this Agreement with respect to any Employee are included for the sole benefit of the parties hereto and shall not create any right in any other Person, including any Continuing Employee (or dependent or beneficiary of any of the foregoing).
4.12WARN. For a period of ninety (90) days after the Closing Date, Purchaser Parent and its Affiliates shall not engage in, and shall cause the Transferred Companies and their Subsidiaries to not engage in, any conduct that would result in an employment loss or layoff for a sufficient number of employees of the Transferred Companies and their Subsidiaries which, if aggregated with any such conduct on the part of the Sellers or their Affiliates prior to the Closing Date, would trigger the WARN Act.

4.13R&W Insurance Policy.
(a)Purchaser Parent or an Affiliate shall bind that certain representation and warranty insurance policy and binder agreement for such policy in favor of Purchaser Parent substantially in the form attached hereto as Exhibit H (the “R&W Insurance Policy”) prior to the Closing. From and after the date of this Agreement, Purchaser Parent and its Affiliates (including, following the Closing, the Transferred Companies and their Subsidiaries) will not amend, waive or otherwise modify (i) the subrogation waiver in the R&W Insurance Policy with respect to Sellers in any manner that would allow the insurer of the R&W Insurance Policy or any other Person to subrogate or otherwise make or bring any action or proceedings against Sellers, any Affiliates of Sellers, or any of their respective past, present or future directors, managers, equity holders, partners, members, officers, employees, or advisors or representatives based upon, arising out of, or related to this Agreement or the negotiation, execution or performance of the Transactions, except in the case of Fraud or (ii) any provision of the R&W Insurance Policy that would limit the ability of the Purchaser Indemnified Persons to recover Indemnified Taxes against the R&W Insurance Policy.
(b)At or promptly following the Closing, each of Purchaser Parent and Seller Parent shall pay or cause to be paid, fifty percent (50%) of the total premium related to the R&W Insurance Policy as set forth on Schedule 4.13(b).
4.14Purchaser Closing Capitalization Table. No later than five (5) Business Days prior to the Closing Date, Purchaser Parent shall prepare and deliver, or cause to be prepared and delivered, to Seller Parent (A) a spreadsheet setting forth (i) the information required to be set forth on the Purchaser Parent Equity Schedule updated as of immediately prior to the Closing (including both before and after giving effect to the Preferred Conversion and the Series B Buyback), (ii) a true and correct calculation of the Purchaser Parent Fully-Diluted Shares (including both before and after giving effect to the Preferred Conversion and the Series B Buyback), (iii) the aggregate number of Purchaser Parent Capital Shares that are issued and outstanding as of immediately after giving effect to the full issuance of the Share Consideration pursuant to this Agreement, on an as converted to Purchaser Parent Ordinary Share basis, plus (y) the maximum aggregate number of Purchaser Parent Capital Shares issuable upon the full exercise of all securities convertible into Purchaser Parent Capital Shares that are outstanding immediately prior to the Closing (whether vested or unvested), on an as converted to Purchaser Parent Capital Shares basis as of immediately prior to the Closing (collectively, the “Purchaser Parent Capitalization Table”) and (B) a draft of the updated register of members of Purchaser Parent reflecting the issuance of the Share Consideration to Seller Parent as contemplated by this Agreement. Purchaser Parent shall promptly provide or cause to be provided any materials and information reasonably requested by Seller Parent (including reasonable access during normal business hours to management or other applicable employees) in connection with Seller Parent’s review of the Purchaser Parent Capitalization Table.
4.15Pre-Closing Actions.
Prior to Closing, Purchaser Parent shall cause the actions described on Schedule 4.15 to be taken (collectively, the “Pre-Closing Capitalization Actions”).
Article V
CONDITIONS TO THE PURCHASE
5.1Conditions to the Obligations of Each Party to Effect the Equity Purchases. The respective obligations of each party hereto to effect the Equity Purchases shall be subject to the satisfaction or (to the extent permitted by Law) waiver in writing by Seller Parent and Purchaser Parent, at or prior to the Closing, of the following conditions:
(a)No Prohibitive Injunctions or Restraints. No (i) Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition of a Governmental Authority of competent jurisdiction will be in effect, or (ii) Law will have been enforced or deemed applicable to the Equity Purchases by any Governmental Authority of competent jurisdiction, that, in the case of each of the foregoing clauses (i), or (ii), prevents or prohibits the consummation of the Equity Purchases. It is agreed that the receipt by any party of a form letter from the FTC’s Bureau of Competition, substantially in the form announced and disclosed by the FTC on August 3, 2021, will not result in a failure of the condition set forth in this Section 5.1(a) to be satisfied.
(b)Regulatory Filings. (i) All waiting periods (and extensions thereof, including pursuant to a timing agreement) applicable to the Equity Purchases under the HSR Act shall have expired or otherwise been terminated, and (ii) all clearances, consents, approvals, orders and authorizations of the Governmental Authorities set forth on Schedule 5.1(b) shall have been obtained.
5.2Additional Conditions to the Obligations of Purchaser. The obligation of Purchasers to effect the Equity Purchases also shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Purchaser Parent:
(a)Seller Representations and Warranties.
(i)The representations and warranties of Seller Parent contained in Article II of this Agreement (other than those specified in Section 5.2(a)(ii)) shall be true and correct as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct as of such particular date), except for any such representations and warranties where the failure to be so true and correct has not had, and would not reasonably be expected to have, a Business Material Adverse Effect (it being understood that all “Business Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded).
(ii)The representations and warranties of Seller Parent set forth in Sections 2.1(a), 2.1(b), 2.2, 2.3(a), 2.6(a), and 2.22 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been be true and correct in all material respects as of such particular date).
(b)Covenants. The Sellers shall have performed in all material respects with all covenants under this Agreement required to be performed and complied with by Sellers prior to the Closing.
(c)No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Business Material Adverse Effect.
(d)Certificate of the Sellers. Purchaser Parent shall have received a certificate, validly executed on behalf of Seller Parent by an executive officer of Seller Parent, to the effect that, as of the Closing, the conditions to the obligations of Purchasers set forth in Section 5.2(a), Section 5.2(b), and Section 5.2(c) have been satisfied.
(e)Seller Deliveries. At or prior to the Closing, Purchaser Parent shall have received the Seller Closing Deliveries.
5.3Additional Conditions to the Obligations of the Sellers. The obligation of Sellers to effect the Equity Purchases also shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Seller Parent:
(a)Purchasers Representations and Warranties.
(i)The representations and warranties of Purchaser Parent contained in Article III this Agreement (other than those specified in Section 5.3(a)(ii)) shall be true and correct as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall have been true and correct as of such particular date), except for any such representations and warranties where the failure to be so true and correct has not had, and would not reasonably be expected to have, a Purchaser Material Adverse Effect (it being understood that all “Purchaser Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded).
(ii)The representations and warranties of Purchaser Parent set forth in Sections 3.1, 3.2, 3.3(a) and 3.5 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of a particular date, which shall be true and correct in all material respects as of such particular date).
(b)Covenants. Purchasers shall have performed and complied in all material respects with all covenants under this Agreement required to be performed by Purchasers prior to the Closing.
(c)No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Purchaser Material Adverse Effect.
(d)Certificate of Purchaser. Seller Parent shall have received a certificate, validly executed on behalf of Purchaser Parent by an executive officer of Purchaser Parent, to the effect that, as of the Closing, the conditions to the obligations of Sellers set forth in Section 5.3(a), 5.3(b) and 5.3(c) have been satisfied.
(e)Requisite Purchaser Parent Shareholder Approval & Pre-Closing Actions. (A) Seller Parent shall have received evidence that the Requisite Purchaser Parent Shareholder Approvals have been obtained and has not been amended, varied or revoked in any respect and (B) each of the Pre-Closing Capitalization Actions shall have occurred.
(f)Purchaser Deliveries. At or prior to the Closing, Seller Parent shall have received the Purchaser Closing Deliveries.
5.4Frustration of Closing Conditions. Neither Purchasers nor Sellers may rely, either as a basis for not consummating the Equity Purchases or terminating this Agreement and abandoning the Equity Purchases, on the failure of a condition set forth in this Article V to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the requisite efforts to cause the Closing to occur as required by this Agreement.
Article VI
TERMINATION, AMENDMENT AND WAIVER
6.1Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:
(a)by mutual written consent of Seller Parent and Purchaser Parent;
(b)by Purchaser Parent or Seller Parent if the Closing has not occurred before 11:59 p.m. (Pacific time) on November 3, 2025 (the “Outside Date”); provided, however, (A) that the right to terminate this Agreement under this Section 6.1(b) shall not be available to Seller Parent if the failure of Seller Parent or any of the Sellers to perform any of their respective covenants or agreements under this Agreement has been a proximate cause of the failure of the Equity Purchase to be consummated on or before the Outside Date and (B) that the right to terminate this Agreement under this Section 6.1(b) shall not be available to Purchaser Parent if the failure of Purchaser Parent or any of the Purchasers to perform any of their respective covenants or agreements under this Agreement, or the failure of any of the shareholders of Purchaser Parent that is a party to the Purchaser Parent Shareholder Support Agreement to perform any of their respective covenants or agreements under the Purchaser Parent Shareholder Support Agreement, has been a proximate cause of the failure of the Equity Purchase to be consummated on or before the Outside Date;

(c)by Purchaser Parent or Seller Parent if any Governmental Authority of competent jurisdiction (i) shall have enacted, issued or promulgated any Law that is in effect and has the permanent effect of prohibiting the consummation of the Equity Purchases, or (ii) shall have issued or granted any Order that is in effect and has the permanent effect of prohibiting the consummation of the Equity Purchases, and such Order shall have become final and non-appealable; provided, however, that (A) Seller Parent shall not be permitted to terminate this Agreement pursuant to this Section 6.1(c) if Seller Parent did not use reasonable best efforts to have such Order vacated prior to its becoming final and non-appealable or if a breach of this Agreement or failure to fulfill any obligation under this Agreement by any Seller shall have been a material cause of, or resulted in the occurrence of, such restraint and (B) Purchaser Parent shall not be permitted to terminate this Agreement pursuant to this Section 6.1(c) if Purchaser Parent did not use reasonable best efforts to have such Order vacated prior to its becoming final and non-appealable or if a breach of this Agreement or failure to fulfill any obligation under this Agreement by any Purchaser shall have been a material cause of, or resulted in the occurrence of, such restraint;
(d)by Purchaser Parent if none of the Purchasers is in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of any Seller contained in this Agreement such that the conditions set forth in Sections 5.2(a) or 5.2(b) hereof would not be satisfied and such breach has not been cured within thirty (30) calendar days after written notice thereof to Seller Parent by Purchaser Parent; or
(e)by Seller Parent if none of the Sellers is in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of any Purchaser contained in this Agreement such that the conditions set forth in Sections 5.3(a) or 5.3(b) hereof would not be satisfied and such breach has not been cured within thirty (30) calendar days after written notice thereof to Purchaser Parent by Seller Parent.
6.2Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 6.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto, as applicable, specifying the provisions hereof pursuant to which such termination is made. In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party or their respective Representatives, if applicable; provided, however, that except as otherwise provided in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages resulting from any Fraud or Willful Breach by such party which occurred prior to such termination; provided, further, that, the provisions of Section 4.6 (Public Disclosure), Article VIII (General Provisions) and this Section 6.2 (Effect of Termination) shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VI. In addition to the foregoing, no termination of this Agreement shall affect the obligations of any party pursuant to the Confidentiality Agreement, which will survive the termination of this Agreement in accordance with its terms.
6.3Amendment. This Agreement may be amended by the Seller Parent and the Purchaser Parent at any time by execution of an instrument in writing signed on behalf of both the Seller Parent and the Purchaser Parent.
6.4Extension; Waiver. Any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other parties hereto, (b) waive any breaches of or inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Article VIISURVIVAL; INDEMNIFICATION
7.1Survival of Representations, Warranties, Covenants and Other Obligations. All representations and warranties set forth in this Agreement shall terminate at the Closing (the “Expiration Date”) and following the Closing no party hereto shall have any recourse against Sellers or Purchasers with respect to any breach of any such representation or warranty. All covenants and obligations set forth in this Agreement shall terminate at the Closing, other than, in each case and notwithstanding the foregoing, any covenants or obligations that are to be performed or complied with at or following the Closing which shall survive until fully performed. Notwithstanding anything to the contrary in this Agreement, it is the intention of the parties hereto, to the extent permitted by applicable Law, that the Expiration Date (a) supersede any applicable statutes of limitations with respect to the applicable representations and warranties and (b) does not limit (x) Purchaser Parent’s ability to recover under the R&W Insurance Policy or (y) any claims of Fraud.
7.2Indemnification.
(a)Indemnification by Sellers. Subject to the limitations set forth in this Article VII, from and after the Closing, Seller Parent shall indemnify and hold harmless Purchaser Parent, its Affiliates and its officers, directors, and employees (the “Purchaser Indemnified Persons”), from and against any and all losses, liabilities, Taxes, damages, fees, costs and expenses, including reasonable settlement costs and costs of investigation and defense and reasonable and documented fees and expenses of lawyers, experts and other professionals (“Losses”), arising out of, resulting from or in connection with:
(i)any breach of any of the covenants, agreement or obligation to be performed by Sellers in this Agreement;
(ii)any Fraud by the Sellers;
(iii)any Indemnified Taxes, except to the extent that any liability in respect of such Indemnified Taxes was taken into account in the determination of Cash Consideration (including, once determined, the Final Cash Consideration); and
(iv) the matters set forth on Schedule 7.2(a)(vi).

(b)Indemnification by Purchasers. Subject to the limitations set forth in this Article VII, from and after the Closing, Purchaser Parent shall indemnify and hold harmless Seller Parent, its Affiliates and its officers, directors, and employees (the “Seller Indemnified Persons”), from and against any and all Losses, directly or indirectly arising out of, resulting from or in connection with (i) any breach of the covenants, agreements or obligations to be performed by Purchasers in this Agreement, and (ii) any Fraud by the Purchasers.
7.3Procedures.
(a)Third Party Claims. In the event that an Indemnified Party becomes aware of any claim, demand or Action of a third Person that is not an Affiliate of such Indemnified Party and for which such Indemnified Party may be entitled to indemnification from an Indemnifying Party pursuant to this Article VII (a “Third Party Claim”), such Indemnified Party shall, as soon as reasonably practicable, notify the Indemnifying Party in writing of such Third Party Claim, which notice shall include a reasonably detailed description of such Third Party Claim and will specify the provision under this Article VII pursuant to which such Indemnified Party anticipates that it is entitled to be indemnified; provided, however, that the failure of the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its indemnification obligations hereunder, except to the extent that the Indemnifying Party shall have been materially prejudiced by such lack of timely and adequate notice. Following such notice, the Indemnified Party shall provide the Indemnifying Party with such additional information regarding the Third Party Claim, as the Indemnifying Party reasonably requests. The Indemnifying Party shall have the right, at its election and not its obligation, to take over the control and defense, at its own cost and expense, of any Third Party Claim as to which the Indemnifying Party shall have acknowledged its obligation to fully indemnify the Indemnified Party pursuant to this Article VII. If the Indemnifying Party so elects to take such control and defense of a Third Party Claim (A) the Indemnified Party may, at its own cost and expense, participate in (but not control) any investigation, trial and defense of any Third Party Claim controlled by the Indemnifying Party and any appeal arising therefrom, and (B) the Indemnifying Party (x) shall promptly notify the Indemnified Party of its election to take over such control and defense of such Third Party Claim and (y) shall be authorized to settle and compromise such Third Party Claim, and to consent to the entry of a judgment arising from such Third Party Claim; provided, however, the Indemnifying Party shall not settle or consent to the entry of a judgement of such Third Party Claim without the Indemnified Party’s consent if such settlement or judgment: (i) imposes any equitable or other non-monetary remedies or obligations on the Indemnified Party or (ii) involves a finding or admission of any violation of Law. The Indemnified Party shall make available to the Indemnifying Party, at the Indemnifying Party’s expense, all pleadings, complaints, filings, documents, pertinent books, records, materials and other information relating thereto as are reasonably requested by the Indemnifying Party. If the Indemnifying Party, within twenty (20) days after receipt of the Indemnified Party’s notice of a Third Party Claim, does not give such notice to take over the control and defense of such Third Party Claim, then the Indemnified Party shall have the right, but not the obligation, to undertake the control and defense of Third Party Claim. The Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed). Each party agrees that such party shall, and shall cause their Subsidiaries to (subject to the entry into of a customary confidentiality obligation, as requested by either party) use commercially reasonable efforts to cooperate in defending any Third Party Claim as reasonably requested by the Person controlling such Third Party Claim, and the party controlling such Third Party Claim shall have reasonable access to the books, records and personnel which are pertinent to the defense of such Third Party Claim that are in the possession or control of the other party or its Subsidiaries; provided, however, that such obligations shall not apply with respect to any action or omission that would affect any attorney-client privilege held by any Person.
(b)Any claim for indemnification that may be made under this Article VII against an Indemnifying Party and which does not result from a Third Party Claim, shall be asserted by written notice to Purchaser Parent, in the case of a claim by the Seller Indemnified Persons, or to Seller Parent, in the case of a claim by the Purchaser Indemnified Persons. The Indemnifying Party shall have a period of thirty (30) days within which to respond thereto. If the Indemnifying Party does not respond within such thirty (30)-day period, such party shall be deemed to have objected to such claim. Except as provided in Section 7.3(c), the parties acknowledge that the provisions of Sections 8.10 and 8.11 apply to all indemnity claims hereunder.
(c)Notwithstanding anything in this Agreement to the contrary, with respect to any matter subject to Section 4.10(e), such matter shall be governed by Section 4.10(e) and not this Section this Section 7.3.
7.4Limitation on Liability. Notwithstanding anything to the contrary contained in this Agreement:
(a)Other than with respect to recovery in the event of Fraud, Seller Indemnified Persons, collectively, shall not be liable for Losses for the matters set forth in Section 7.2(a), collectively and in the aggregate, in excess of the Consideration.
(b)Other than with respect to recovery in the event of Fraud, Purchaser Indemnified Persons, collectively, shall not be liable for Losses for the matters set forth in Section 7.2(b), collectively and in the aggregate, in excess of the Consideration.
7.5No Double Recovery. For the avoidance of doubt, no Indemnified Party will be entitled to recover any Losses in respect of a single set of facts and circumstances to the extent that an Indemnified Party has already recovered such Losses in respect of such set of facts and circumstances pursuant to another provision of this Agreement or pursuant to the Transition Services Agreement (it being understood and agreed, however, that an Indemnified Party shall have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any single fact or circumstance).

7.6Types of Damages. Notwithstanding anything to the contrary set forth in this Agreement, no Indemnified Party shall be entitled to indemnification under this Article VII for (a) punitive or exemplary damages unless such damages arise from Fraud or are awarded in connection with a third-party claim for which such Indemnified Party is entitled to indemnification under this Article VII, or (b) Losses relating to the amount, value or condition of, or any limitations on, any Tax asset or attribute of a Transferred Company or any Subsidiary of a Transferred Company (including any net operating loss or Tax credit) after the Closing or the ability of any Indemnified Party to utilize any such Tax asset or attribute after the Closing.
7.7Treatment of Indemnification Payments.
(a)Purchasers and Sellers agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Parties pursuant to this Article VII as adjustments to the Consideration for all Tax purposes to the maximum extent permitted by Law.
(b)Any payments owed by the Seller Parent to the Purchaser Indemnified Persons pursuant to this Agreement may be satisfied, at the election of Seller Parent, through the reduction of the principal balance then outstanding under the Closing Promissory Note by the amount of such payment.
7.8Net Recovery. The amount of any Loss payable under this Article VII by an Indemnifying Party shall be net of any amounts actually recovered by the Indemnified Party from insurance policies (including the R&W Insurance Policy), contractual rights or other collateral sources (less any Taxes or expenses incurred in the receipt or claiming of such amounts). The Purchaser Indemnified Parties shall use commercially reasonable efforts to recover Losses indemnifiable pursuant to this Article VII under the R&W Insurance Policy, prior to recovery of Losses from the Seller Parties.
7.9Order of Recovery.  Subject to the other applicable provisions regarding indemnification contained in this Article VII, if the Seller Parent is obligated to reimburse or compensate the Purchaser Indemnified Persons under this Article VII, then indemnification for such Losses shall, subject to the applicable limitations, if any, set forth in this Article VII, be satisfied (a) first, by seeking recovery under the R&W Insurance Policy, but subject to the exclusions, coverage and other limitations thereof and (b) second, in the event recovery under the R&W Insurance Policy is unavailable, by asserting claims to recover directly against Seller Parent, in each case, subject to the limitations set forth in this Article VII.
7.10Indemnification as Exclusive Remedy. Except in the case of Fraud, or non-monetary equitable relief, after the Closing, this Article VII shall be the sole and exclusive remedy of any party hereto against another party hereto for all claims arising from or in connection with this Agreement, whether sounding in contract, tort, or otherwise; provided, however, that this Section 7.10 shall not limit the recovery of any party under any Ancillary Agreements; provided, further, that in the event that Sellers, on the one hand, or Purchasers, on the other, have an indemnity obligation pursuant to any Ancillary Agreement, the other party cannot make a claim for indemnification pursuant to this Article VII with respect to such indemnity obligation pursuant to such Ancillary Agreement.
Article VIIIGENERAL PROVISIONS
8.1Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (a) upon receipt if delivered personally, (b) one (1) Business Day after it is sent by commercial overnight courier service, or (c) upon transmission if sent via email (so long as no “bounceback” message or other automatically generated indicator of non-delivery is received by sender) to the parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):
(a)if to any Purchaser, to:
Tripledot Studios Limited
First Floor, The Lantern
75 Hampstead Road

London, England, NW1 2PL
Attn: Lior Shiff, Aleksander Janiszewski, Sam Hillard
Email: lior@tripledot.com, aleksander.janiszewski@tripledotstudios.com, sam.hillard@tripledotstudios.com with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attention: Mike Turner, Greg Roussel
Email: mike.turner@lw.com, greg.roussel@lw.com
(b)if to any Seller, to:
Applovin Corporation
ATTN: Chief Legal Officer
1100 Page Mill Road
Palo Alto, California 94304
Email: legal@applovin.com

with a copy (which shall not constitute notice) to:
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: Rezwan Pavri; Brian Keyes; Ross Tanaka
Email: rpavri@wsgr.com; bkeyes@wsgr.com; rtanaka@wsgr.com
8.2Interpretation.
(a)Unless otherwise indicated, all references herein to Articles, Sections, Exhibits, Schedules or Annexes, shall be deemed to refer to Articles, Sections, Exhibits, Schedules or Annexes of or to this Agreement, as applicable.
(b)Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”
(c)The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
(d)The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.
(e)Unless the context of this Agreement otherwise requires, the word “threat” or “threatened” will be deemed to be immediately followed by the words “in writing.”
(f)Unless the context of this Agreement otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive. The rule known as the ejusdem generis rule will not apply, and accordingly, general words introduced by the word “other” will not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

(g)Nothing contained in Article II or Article III may be construed as a covenant under the terms of this Agreement.
(h)The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement. Accordingly, the parties hereto irrevocably waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
(i)The information contained in this Agreement and in the Disclosure Schedules, is disclosed solely for purposes of this Agreement, and no information contained in this Agreement or in the Disclosure Schedules will be deemed to be an admission by any party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Disclosure Schedules is not a statement or admission that it is material or required to be disclosed in the Disclosure Schedules. Nothing in the Disclosure Schedules constitutes an admission against interest or represents a legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Business Material Adverse Effect or Purchaser Material Adverse Effect, as applicable, or materiality.
(j)It is understood and agreed that (i) the specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that such amounts (or higher or lower amounts) are or are not material; and (ii) the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such items are or are not material or are within or outside of the ordinary course of business. In each case, no party may use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement is or is not material for purposes of this Agreement or whether any obligation, item or matter included in the Disclosure Schedules is or is not material for purposes of this Agreement or is within or outside of the ordinary course of business.
(k)Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.
(l)Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.
(m)References to “$” and “dollars” are to the currency of the United States of America.
(n)Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Business Material Adverse Effect” or a “Purchaser Material Adverse Effect” under this Agreement.
(o)When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”
(p)Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws.
8.3Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of both the Seller Parent and the Purchaser Parent. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.4Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Disclosure Schedules, the Exhibits, the Schedules and the Annexes hereto and thereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
8.5Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except for (a) the provisions of Section 4.9 (which shall be for the benefit of the D&O Indemnitees, and the D&O Indemnitees will have the rights provided for therein) and (b) this Article VIII in respect of the Sections set forth under the foregoing clause (a). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 6.4 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
8.6Expenses. Except as may otherwise be expressly set forth herein, whether or not the Purchase is consummated, all fees and expenses incurred in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the consummation of the Transactions shall be the obligation of the respective party incurring such fees and expenses (for the avoidance of doubt, any such fees and expenses incurred by the Transferred Companies or their Subsidiaries prior to the Closing that a Transferred Company or any of their Subsidiaries is obligated to pay (a) shall be paid by the Seller Parent at or prior to Closing, (b) shall be excluded from the Closing Net Working Capital Amount, and (c) to the extent such fees and expenses are unpaid shall be (i) deemed as part of the Closing Indebtedness Amount pursuant to Section 1.4, and (ii) paid by Purchaser Parent pursuant to Section 1.2(b)(i)).
8.7Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
8.8Remedies.
(a)Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.
(b)Each of the parties shall have and retain all rights and remedies, at law or in equity, including rights to specific performance and injunctive or other equitable relief, arising out of or relating to a breach or threatened breach of this Agreement or any Ancillary Agreement. Without limiting the generality of the foregoing, each of the parties acknowledges that monetary losses would not be a sufficient remedy for any breach or threatened breach of this Agreement and that irreparable harm would result if this Agreement were not specifically enforced. The parties acknowledge and agree that (i) the parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement or to enforce specifically the terms of this Agreement (including specific performance or other equitable relief to cause Purchasers to perform any obligations required of them and to cause Purchasers to consummate the Closing); (ii) the provisions of this Section 8.8 are not intended to and do not adequately compensate Sellers, on the one hand, or Purchasers, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance and other equitable relief; and (iii) the right of specific enforcement is an integral part of this Agreement and without that right, neither Sellers nor Purchasers would have entered into this Agreement.
(c)The parties agree not to raise any objections to (i) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by Sellers, on the one hand, or Purchasers, on the other hand; and (ii) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the parties pursuant to this Agreement. Any party seeking an injunction or injunctions to prevent breaches (or threatened breaches) of this Agreement or to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Each party agrees that it will cooperate with the other parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance to attempt to fully resolve any dispute between the parties prior to the Outside Date.
(d)Notwithstanding anything to the contrary in this Agreement, if any party initiates an Action to prevent breaches (or threatened breaches) of this Agreement, to enforce specifically the terms of this Agreement, or both, then the Outside Date will be automatically extended by (i) the amount of time during which such Action is pending plus twenty (20) Business Days; or (ii) such other time period established by the court presiding over such Action.
(e)Notwithstanding anything to the contrary in this Agreement, from and after the Closing, no party shall be responsible for damages that are indirect, consequential, special, punitive or exemplary, that arise out of loss profits or diminution in value or that are calculated by multiples of earnings, revenue or other measures.
8.9No Recourse
. Notwithstanding anything that may be express or implied in this Agreement, and notwithstanding the fact that certain of the parties may be partnerships or limited liability companies, each Purchaser hereto covenants, agrees and acknowledges (on behalf of itself and its Subsidiaries, Affiliates, Representatives and equityholders) that no recourse for any of the representations or warranties set forth in Article II will be had against any of Sellers’, the Transferred Companies’ or their Subsidiaries’ former, current or future direct or indirect equityholders, controlling Persons, partners, direct or indirect investors, stockholders, shareholders, members, directors, officers, employees, agents, members, managers, general or limited partners or assignees (each, a “Related Party”), and each of their respective successors and permitted assignees, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever will attach to, be imposed on, or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of any party under this Agreement for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, nothing in this Section 8.9 will relieve or otherwise limit (i) any claim against a Person with respect to Fraud committed by such Person (it being acknowledged that Person will not be responsible for any liability resulting from the Fraud of any other Person) or (ii) the liability of the parties to this Agreement or any of their respective successors or permitted assigns for any breach or violation of their respective obligations under this Agreement, solely to the extent provided for herein or therein.
8.10Governing Law. This Agreement, and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
8.11Dispute Resolutions.
(a)Agreement to Arbitration. Subject to Section 8.11(b) (as applicable), the parties agree to submit any dispute arising between them, including any claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation, or validity thereof, including the determination of the scope, applicability, or enforceability of this Agreement to Arbitration, for determination through binding arbitration by a single arbitrator administered by American Arbitration Association (“AAA”) pursuant to the Expedited Procedures of AAA’s Commercial Arbitration Rules and Procedures then in effect (the “Expedited Procedures”). The parties agree that the arbitrator shall administer and conduct any arbitration in accordance with the Laws of the State of Delaware, and that the arbitrator shall apply substantive Delaware Law to any dispute or claim, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. The arbitrator shall be selected by mutual agreement of the parties, or, if the parties are unable to agree, by designation of the AAA. The parties agree that the arbitration shall occur in San Francisco, California, unless the parties mutually agree to some other location. The parties further agree to split equally the arbitrator’s fees and expenses and other costs imposed by AAA for the arbitration proceedings, but each party shall be responsible for paying such party’s own attorneys’ fees and costs related to the arbitration proceedings. In addition, the parties agree to submit to the personal jurisdiction of any federal or state court in the State of Delaware in order to compel arbitration, to stay proceedings pending arbitration, or to confirm, modify, vacate, or enter judgment on any arbitral award. Furthermore, the parties acknowledge and agree that the arbitrator may provide for fee shifting if the arbitrator determines, in his, her or its sole discretion, that a party has proceeded or otherwise asserted claims in bad faith. The arbitrator shall have the authority to grant any equitable and injunctive relief and legal remedies that would be available in any judicial proceeding. Notwithstanding anything to the contrary in this Section 8.11, any party may apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction, or other interim or equitable relief without breach of this Section 8.11 and without any abridgment of the powers of the arbitrators in the event of acts or breaches of this Agreement that such party believes may cause irreparable harm or with respect to which such party believes monetary damages would not provide adequate compensation (it being understood the arbitrators shall have full authority to grant provisional remedies, to order a party to request that a court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitrators’ orders to that effect).
(b)Post-Closing Matters.
(i)The parties hereto agree that any disputes between the parties arising following the Closing shall be subject to the following provisions, prior to submission of such dispute to arbitration:
(1)Notice of Claim. If any dispute arises between the parties following the Closing, including any claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation, or validity thereof, the parties agree to work in good faith to resolve the dispute informally by providing a written notice of dispute (the “Notice of Dispute”) to the applicable party pursuant to Section 8.1. After receipt of the Notice of Dispute by the applicable party, the parties agree to negotiate in good faith in an effort to resolve the dispute before taking further action pursuant to this Section 8.11.
(2)Mediation. If the parties cannot informally resolve the dispute pursuant to Section 8.11(b)(i), within sixty (60) days from receipt of the Notice of Dispute, the parties then agree to try in good faith to resolve the dispute through mediation by a single mediator administered by the AAA pursuant to the AAA’s Commercial Mediation Procedures. The mediator shall be selected by mutual agreement of the parties, or, if the parties are unable to agree, by designation of the AAA. The parties agree that the mediation shall occur in San Francisco, California, unless the parties mutually agree to some other location. In addition, the parties agree to split equally the mediator’s fees and expenses and other costs imposed by AAA for the mediation proceedings, but each party shall be responsible for paying such party’s own attorneys’ fees and costs related to the mediation.   If the parties cannot resolve the dispute pursuant to this Section 8.10(b) through mediation, the parties agree to submit such dispute to arbitration as provided in Section 8.11(a).
(ii)For the avoidance of doubt, the parties agree that this Section 8.11(b) shall not apply to any dispute between the parties before the Closing.
8.12WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
8.13Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a.pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.
8.14Exclusivity of Representations. Except for the representations and warranties of the parties expressly set forth in Article II and Article III (as qualified by the Seller Disclosure Schedules and the Purchaser Disclosure Schedules respectively) and the certificates delivered pursuant to this Agreement: (a) neither Sellers nor Purchasers, nor any other Person, makes, or has made, any representation or warranty, express of implied, relating to Purchasers, Sellers, the Business, or the Transferred Companies and their Subsidiaries, or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions; and (b) no Person has been authorized by Purchasers or Sellers to make any representation or warranty, express or implied, relating to Purchasers, Sellers, the Business, or the Transferred Companies and their Subsidiaries, or their business or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty must not be relied upon by Purchasers, Sellers, or any of their Affiliates or Representatives or any other Person as having been authorized by Purchasers, Sellers or any other Person. Sellers and their Affiliates, on the one hand, and Purchasers and their Affiliates, on the other hand, acknowledge that they have relied solely and exclusively on the representations and warranties of each other such parties hereto expressly set forth in Article II and Article III, respectively, and as qualified by the Seller Disclosure Schedules and the Purchaser Disclosure Schedules, respectively, and their respective certificates delivered pursuant to this Agreement. Any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Purchasers, Sellers, or any of their Affiliates or Representatives or any other Person, including any materials or information Made Available in an electronic data room hosted by or on behalf of Purchasers or Sellers and the Transferred Companies and their Subsidiaries in connection with the Transactions or in connection with presentations by Purchasers’, Sellers’ or the Transferred Companies’ management, are not and shall not be deemed to be or include representations or warranties except as otherwise expressly set forth in Article II or Article III (as qualified by or set forth in the Seller Disclosure Schedules and the Purchaser Disclosure Schedules respectively) and the certificates delivered pursuant to this Agreement, and neither Purchasers, Sellers, nor their Affiliates or Representatives or any other Person shall have any claim against any Person with respect thereto.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Purchaser Parent, US Purchaser Sub, UK Purchaser Sub, Seller Parent, MZ Seller and GH Seller have caused this Agreement to be signed, all as of the date first written above.
TRIPLEDOT

By:	/s/ Lior Shiff
Name:	Lior Shiff
Title:	Chief Executive Officer

ETON GAMES, INC.

By:	/s/ Lior Shiff
Name:	Lior Shiff
Title:	President and Chief Executive Officer

TRIPLEDOT GROUP HOLDINGS LIMITED

By:	/s/ Lior Shiff
Name:	Lior Shiff
Title:	Director

[Signature page to the Purchase Agreement]

IN WITNESS WHEREOF, Purchaser Parent, US Purchaser Sub, UK Purchaser Sub, Seller Parent, MZ Seller and GH Seller have caused this Agreement to be signed, all as of the date first written above.
APPLOVIN CORPORATION

By:	/s/ Adam Foroughi
Name:	Adam Foroughi
Title:	Chief Executive Officer

MOROCCO, INC.

By:	/s/ Adam Foroughi
Name:	Adam Foroughi
Title:	Chief Executive Officer

APPLOVIN GMBH

By:	/s/ Daniel Tchernahovsky
Name:	Daniel Tchernahovsky
Title:	Managing Director

[Signature page to the Purchase Agreement]

Annex A
DEFINED TERMS
For all purposes of this Agreement, the following terms shall have the following respective meanings:
“Accounting Firm” shall have the meaning given to such term in Section 1.4(e).
“Accounting Principles” shall have the meaning given to such term in Section 1.4(a)(i).
“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by any Purchaser or any of their Affiliates) to engage in any transaction or series of related transactions (other than the Transactions) involving: (i) any sale or transfer, in one or a series of related transactions, of the assets constituting or accounting for more than fifteen percent (15%) of the consolidated net revenue, net income or assets (based on the fair market value thereof) of the Transferred Companies and their Subsidiaries, taken as a whole, excluding the non-exclusive license of Business Intellectual Property or the sale of Business Products, in the ordinary course of business, or (ii) the issuance, disposition or acquisition of (A) any capital stock or other equity security of the Transferred Companies and their Subsidiaries (other than in connection with the exercise of any option for common stock of the Transferred Companies and their Subsidiaries outstanding on the date hereof), (B) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock or other equity security of the Transferred Companies and their Subsidiaries (other than the grant of options for common stock of the Transferred Companies and their Subsidiaries to newly hired employees of the Transferred Companies and their Subsidiaries in the ordinary course of business consistent with past practices), or (C) any security, instrument or obligation that by its terms is or may become convertible into or exchangeable for any capital stock or other equity security of the Transferred Companies and their Subsidiaries (other than the grant of options for common stock of the Transferred Companies and their Subsidiaries to newly hired employees of the Transferred Companies and their Subsidiaries in the ordinary course of business consistent with past practices): provided, that notwithstanding the foregoing, “Acquisition Proposal” shall exclude any offer or proposal relating to (a) the Transfer of any outstanding securities or assets of (i) Seller Parent or (ii) Seller Parent’s Subsidiaries (other than the Transferred Companies, and their Subsidiaries), or (b) any Transfer involving all or a material portion of the consolidated assets of Seller Parent and its Subsidiaries, so long as such Transfer does not result in the loss of any material rights of Purchaser Parent under this Agreement or any Ancillary Agreement or (c) any transaction set forth on Section 4.1 of the Seller Disclosure Schedule.
“Action” means any lawsuit, litigation, arbitration, judgment, claim, complaint, charge, injunction, audit, demand, subpoena, investigation, proceeding or hearing initiated by any Person in each case conducted or heard by or before any court or other Governmental Authority.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with such other Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
“AI Inputs” means any and all data, content, or materials of any nature (including text, numbers, images, photos, graphics, video, audio, or computer code) used to train, validate, test, improve, or deploy any AI Technology.
“AI Technology” means any and all machine learning, deep learning, and other artificial intelligence (“AI”) technologies, including statistical learning algorithms, models (including large language models), neural networks, and other AI tools or methodologies, all Software implementations of any of the foregoing, and related hardware or equipment.

“Ancillary Agreements” means the agreements, certificates and documents contemplated to be executed and delivered by the parties to this Agreement including, the Transition Services Agreement, the Closing Promissory Note, the Purchaser Parent Shareholder Support Agreement and the Intercompany Arrangement Agreement.
“Anticorruption Laws” means any laws, regulations, or orders relating to anti-bribery, anti-corruption (governmental or commercial), including laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee, person or commercial entity, to obtain a business advantage, or the offer, promise, or gift of, or the request for, agreement to receive or receipt of a financial or other advantage to induce or reward the improper performance of a relevant function or activity; such as, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery Act 2010 and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.
“Antitrust Laws” shall have the meaning given to such term in Section 2.4.
“Applicable Online Content Regulations” means, as applicable:
(a)the Digital Services Act (Regulation (EU) 2022/2065), Directive 2000/31/EC of the European Parliament and of the Council of 8 June 2000 on certain legal aspects of information society services, in particular electronic commerce, in the Internal Market (the “Electronic Commerce Directive”), Directive (EU) 2019/790 of the European Parliament and of the Council of 17 April 2019 on copyright and related rights in the Digital Single Market (the “Copyright Directive”), Directive (EU) 2018/1808 of the European Parliament and of the Council of 14 November 2018 amending Directive 2010/13/EU on the coordination of certain provisions laid down by law, regulation or administrative action in Member States concerning the provision of audiovisual media services (Audiovisual Media Services Directive), the Audiovisual Media Services Regulations 2020, the EU Regulation on platform-to-business relations (EU Regulation 2019/1150), the Online Intermediation Services for Business Users (Enforcement) Regulations 2020, and the UK Online Safety Act; and
(b)any binding Law, statute, declaration, decree, directive, guidance, legislative enactment, order, ordinance, regulation, rule or other binding instrument which implements any of the above in any jurisdiction, or which otherwise relates to the regulation of online content that is hosted or shared on or via any website, platform or online product, service or solution operated by or on behalf of any Transferred Company or their Subsidiaries.
“Balance Sheet Date” shall have the meaning given to such term in Section 2.7(a).
“Business” means the mobile and web-based games business currently conducted by the Transferred Companies and their Subsidiaries consisting of the development, publishing, marketing and maintenance of such games constituting the Business Products.
“Business Balance Sheet” shall have the meaning given to such term in Section 2.7(a).
“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in San Francisco, California, George Town, Cayman Islands and London, UK are permitted or required by Law, executive order or governmental decree to remain closed.
“Business Employee Plan” means any written scheme, plan, program, policy, practice, Contract or other arrangement providing for compensation, deferred compensation, profit sharing, bonus, severance, retention, change-of-control, termination pay, time in lieu of pay, performance awards, stock option or other stock-related awards, equity or phantom equity or cash incentive compensation, employee loan, employee benefit trust, fringe benefits, group or individual health, dental, vision, retiree medical, life insurance, short or long term disability insurance, accidental death and dismemberment insurance, survivor benefits, welfare, sick pay, pension, retirement, long-service award, vacation or other paid-time-off or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each Employment Agreement and each “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, (i) which is maintained by Seller Parent or any of its Subsidiaries or any ERISA Affiliate and in which any Employee is a participant, (ii) which is maintained, sponsored, contributed, or required to be contributed, by any Transferred Company or any of its Subsidiaries (or, in the case of an individual agreement, to which any Transferred Company or any of its Subsidiaries is a party) or (iii) with respect to which any Transferred Company or any of its Subsidiaries has any obligations or liability (including on account of an ERISA Affiliate).
“Business Financial Statements” shall have the meaning given to such term in Section 2.7(a).
“Business Intellectual Property” means any and all Intellectual Property Rights that are owned by, or purported to be owned by, a Transferred Company or any of its Subsidiaries.
“Business Material Adverse Effect” means any change, event, condition, development, violation, inaccuracy, effect or circumstance (each a “Change”, and collectively, “Changes”) that, individually or taken together with all other Changes that exist or have occurred prior to the date of determination of the occurrence of such Business Material Adverse Effect, has had or would reasonably be expected to have, a material adverse effect on the business, condition, assets and liabilities (considered together), financial condition or results of operations of the Business, the Transferred Companies, and their Subsidiaries, taken as a whole. None of the following, and no Changes arising out of, relating to or resulting from the following (in each case, by themselves or when aggregated) will be deemed to be or constitute a Business Material Adverse Effect or will be taken into account when determining whether a Business Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):
(i)general economic conditions anywhere in the world, or conditions in the global economy generally, including inflation or any changes in the rate of increase or decrease of inflation (except to the extent that such Change has had a materially disproportionate adverse effect on the Business relative to the similarly situated businesses operating in the industry in which the Business operates, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Business Material Adverse Effect has occurred);
(ii)any conditions in the financial markets, credit markets, equity markets, debt markets, currency markets or capital markets anywhere in the world, including (a) changes in interest rates or credit ratings; (b) changes in exchange rates; or (c) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market (except to the extent that such Change has had a materially disproportionate adverse effect on the Business relative to the similarly situated businesses operating in the industry in which the Business operates, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Business Material Adverse Effect has occurred);
(iii)any regulatory, legislative or political conditions (including anti-dumping actions, international tariffs, Sanctions, trade policies or disputes or any “trade war” or similar actions) anywhere in the world (except to the extent that such Change has had a materially disproportionate adverse effect on the Business relative to the similarly situated businesses operating in the industry in which the Business operates, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Business Material Adverse Effect has occurred);
(iv)any geopolitical conditions, outbreak of hostilities, armed conflicts, protests, civil unrest, civil disobedience, acts of war, sabotage, terrorism or military actions (including, in each case, any escalation or worsening of any of the foregoing) anywhere in the world, including an outbreak or escalation of hostilities involving the United States or any other Governmental Authority or the declaration by the United States or any other Governmental Authority of a national emergency or war (except to the extent that such Change has had a materially disproportionate adverse effect on the Business relative to the similarly situated businesses operating in the industry in which the Business operates, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Business Material Adverse Effect has occurred);

(v)any earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent), or other natural or man-made disasters, weather conditions, power outages or other force majeure events anywhere in the world (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities) (except to the extent that such Change has had a materially disproportionate adverse effect on the Business relative to the similarly situated businesses operating in the industry in which the Business operates, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Business Material Adverse Effect has occurred);
(vi)any pandemics, epidemics, plagues, contagious disease outbreaks or other comparable events (including quarantine restrictions mandated or recommended by any Governmental Authority), or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities;
(vii)the execution, delivery, announcement or performance of this Agreement or the pendency or consummation of the Purchase, including the impact thereof on the relationships, contractual or otherwise, of the Business with employees (including any employee attrition), suppliers, customers, partners, lenders, lessors, vendors, Governmental Authorities or any other third Person (except to the extent the Change results from a breach of a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution of this Agreement, or the announcement or pendency of the transactions contemplated hereby);
(viii)the compliance by any party hereto with the express terms of this Agreement, including any action taken or refrained from being taken expressly pursuant to or in accordance with this Agreement;
(ix)any action taken or refrained from being taken, in each case to which Purchaser Parent has expressly approved, consented to or requested, in each case, in writing (including by email) following the date of this Agreement, and any failure to take any action resulting from Purchaser Parent’s failure to grant any approval or consent requested by Seller Parent to take any action expressly restricted or prohibited by this Agreement;
(x)any changes or proposed changes in GAAP or other accounting standards or Law (or the interpretation of any of the foregoing);
(xi)any failure, in and of itself, by the Business to meet (a) any estimates or expectations of the Business’s revenue, earnings or other financial performance or results of operations for any period; or (b) any projections or forecasts of its revenues, earnings or other financial performance or results of operations (provided that the underlying cause of such failure may, to the extent applicable, be taken into account, to the extent that any such underlying cause is not otherwise excluded from this definition of Business Material Adverse Effect);
(xii)the availability or cost of equity, debt or other financing to Purchaser Parent, or any of its Affiliates or the identity of, or any facts or circumstances relating to, Purchaser Parent or its Affiliates or the respective debt financing sources of any of the foregoing, or facts or circumstances relating to Purchaser Parent’s operation of the Business following the Closing; or
(xiii)any breach by a Purchaser of this Agreement.
“Business Material Contract” shall have the meaning given to such term in Section 2.13(b).
“Business Permits” shall have the meaning given to such term in Section 2.16.
“Business Products” means the (i) mobile and tablet games registered as of the date of this Agreement to the accounts of a Transferred Company or any of its Subsidiaries for (a) the Apple App Store, (b) the Google Play Store, or (c) any other Android application store; (ii) web-based games currently commercialized by a Transferred Company or any of its Subsidiaries as of the date of this Agreement, including any web logins and interfaces for the games in (i); (iii) the mobile, tablet or web-based games published by the Third Person on behalf of a Transferred Company or any of its Subsidiaries set forth on Schedule A-6(a); and (iv) the mobile, tablet or web-based games set forth on Schedule A-6(b).
“Business Registered Intellectual Property” means the Business Intellectual Property that is Registered Intellectual Property.
“Business Source Code” means Source Code to Business Products, which Source Code is covered by Business Intellectual Property.
“Business Systems” shall have the meaning given to such term in Section 2.12(d).
“Cash Consideration” shall have the meaning given to such term in Section 1.4(a)(iii).
“Cash Consideration Promissory Note Amount” shall have the meaning given to such term in Section 1.4(a)(v).
“Closing” shall have the meaning given to such term in Section 1.2(a).
“Closing Cash Amount” shall have the meaning given to such term in Section 1.4(iv).
“Closing Date” shall have the meaning given to such term in Section 1.2(a).
“Closing Indebtedness Amount” shall have the meaning given to such term in Section 1.4(vii).
“Closing Net Working Capital Amount” shall have the meaning given to such term in Section 1.4(a)(viii).
“Closing NWC Excluded Asset” shall have the meaning given to such term in Schedule 1.4(a).
“COBRA” shall have the meaning given to such term in Section 2.19(e).
“Code” means the Internal Revenue Code of 1986, as amended.
“Collective Bargaining Agreement” shall have the meaning given to such term in Section 2.20(a).
“Confidential Information” shall have the meaning given to such term in Section 4.4(b).
“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of June 15, 2022, by and between Seller Parent and UK Purchaser Sub.
“Conflict” shall have the meaning given to such term in Section 2.3.
“Consideration” shall have the meaning given to such term in Section 1.1(b).
“Consolidated Tax Return” means any consolidated, combined or unitary U.S. federal, state, local or non-U.S. Tax Return filed or to be filed for a Pre-Closing Tax Period by an affiliated or similar group the parent of which is the Seller Parent or any Affiliate of the Seller Parent (other than a Transferred Company or any Subsidiary of a Transferred Company).
“Continuing Employees” means all Employees who as of immediately prior to the Closing are employed by a Transferred Company or any of its Subsidiaries (after taking into account Employee Restructuring Steps) or are transferred to a Transferred Company or any of its Subsidiaries following Closing in accordance with Section 4.11(a) hereof.

“Contract” means (whether written or oral) any legally binding contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other agreement.
“CTB Election Form” shall have the meaning given to such term in Section 4.10(k).
“D&O Indemnitee” means the meaning given to such term in Section 4.9(a).
“Dispute Statement” shall have the meaning given to such term in Section 1.4(d).
“Disregarded Entity” means an entity that is disregarded as an entity separate from its owner under Treasury Regulation Section 301.7701-3.
“DMCA” means the Digital Millennium Copyright Act of 1998, as amended.
“DOL” means the United States Department of Labor.
“Employee” means (i) each employee of Seller Parent or its Subsidiaries (other than the Transferred Companies and their Subsidiaries) set forth on Schedule 4.11 (the “Designated Employees”) and (ii) each employee of any Transferred Company or any of its Subsidiaries.
“Employment Agreement” means each employment, severance, consulting, relocation, repatriation, expatriation, or similar Contract between Seller Parent or any of its Subsidiaries (including the Transferred Companies and their Subsidiaries), on the one hand, and an Employee, on the other hand.
“Employment Law” shall have the meaning given to such term in Section 2.20(c).
“Environmental Laws” means any and all Laws relating to pollution or the protection of the environment, or concerning the presence of, exposure to, or the manufacture, use, containment, storage, recycling, treatment, generation, discharge, release, transportation, disposal or remediation of any Hazardous Substances, or the handling of Hazardous Substances.
“Equity Interests” means, with respect to any Person, (a) any share or share of capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person, (b) any indebtedness, securities, options, warrants, call, subscription or other rights in, or granted by, such Person that are convertible into, or are exercisable or exchangeable for, or giving any right to acquire any, share or share of capital stock or other ownership, partnership, joint venture or equity interest, in all cases, in such Person, whether vested or unvested, (c) any stock appreciation right, phantom stock, interest in the ownership or earnings of such Person or other equity equivalent or equity-based award or right of such Person, or (d) any indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which any holder of securities of such Person may vote.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person that, together with a Transferred Company or any of its Subsidiaries, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA and the regulations thereunder.
“Estimated Consideration” shall have the meaning given to such term in Section 1.4(a).
“Exchange Rate” shall have the meaning given to such term in Schedule 1.4(a).
“Expiration Date” shall have the meaning given to such term in Section 7.1.
“Final Consideration” shall have the meaning given to such term in Section 1.4(f)(i).
“Foreign Plan” means any: (a) plan, scheme, program, policy, practice, Contract or other arrangement of the Transferred Companies or any of their Affiliates mandated by a Governmental

Authority outside the United States; or (b) Business Employee Plan that is subject to the Law of any jurisdiction outside the United States or is primarily for the benefit of Employees located outside the United States.
“Fraud” means intentional common law fraud under Delaware Law with respect to the making of the representations and warranties set forth in Article II (with respect to Seller) or Article III (with respect to Purchaser), as applicable.
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, arbitrator and panel of arbitrators, and any court, arbitral, administrative, tribunal or judicial body, in each case whether federal, state, county, provincial, municipal, national, and whether local or foreign.
“Hazardous Substance” means any substance, material, emission or waste which is regulated by any Environmental Law based on its dangerous or deleterious properties or characteristics, including petroleum, petroleum products or any derivative or by-products thereof, asbestos or asbestos-containing material, radioactive materials, urea formaldehyde and polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Income Taxes” means any Taxes based upon, measured by, or calculated with respect to net income or profits, gross receipts, gross income earned or similar measures and any franchise Taxes and including non-resident withholding Taxes if and to the extent imposed in lieu of Taxes denominated as “income” Taxes.
“Indemnified Party” means a Purchaser Indemnified Person or a Seller Indemnified Person, when entitled to, or seeking, indemnification under the terms of Article VII.
“Indemnified Taxes” means (a) any Taxes for which any Transferred Company or any of its Subsidiaries is liable to a Governmental Authority with respect to any Pre-Closing Tax Period, (b) any Taxes imposed on any Transferred Company or its Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) by reason of such entity being included in any Seller Tax Group or any other consolidated, combined, unitary or affiliated Tax group (other than (i) a group the only members of which are Transferred Companies and their Subsidiaries or (ii) a group in which such Transferred Company or Subsidiaries becomes included on account of the Closing) at any time on or before the Closing Date, (c) Taxes imposed on or payable by third parties with respect to which any Transferred Company or any of its Subsidiaries has an obligation to indemnify such third party pursuant to a Tax Sharing Agreement entered into on or prior to the Closing, (d) Taxes of any Transferred Company or any of its Subsidiaries as a result of any adjustment required under Section 481(a) of the Code (and any similar provision of state, local or foreign law) with respect to any accounting method change made on or prior to the Closing Date or any deferred revenue or prepaid amount received on or prior to the Closing Date, (e) any Taxes imposed with respect to the termination and release of agreements pursuant to the Intercompany Arrangement Agreement or the termination of any Tax Sharing Agreement pursuant to Section 4.10(l), (f) any Taxes imposed on the Transferred Companies and their Subsidiaries with respect to income or gain recognized in the transactions deemed to occur for U.S. federal income tax purposes pursuant to the Section 338 Elections made in accordance with this Agreement, and (g) any Taxes of Seller Parent or its Affiliates arising from the purchase and sale of the Transferred Securities (other than the Transferred Companies or their Subsidiaries), including any such Taxes described in Section 1.2(e) for which the Purchaser Parent or its Affiliates is liable as a withholding agent, but excluding Transfer Taxes for which Purchaser is responsible under Section 4.10(a) and excluding withholding Taxes with respect to interest under the Closing Promissory Note (which shall be governed by the terms thereof).
“Indemnifying Party” means any party obligated to provide indemnification, or against whom indemnification is sought, under the terms of Article VII.

“Intellectual Property Rights” means any or all statutory or common law rights in, to, or arising under the following, worldwide: (i) patents and patent applications, including continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and extensions (“Patents”); (ii) copyrights and similar rights in works of authorship (“Copyrights”); (iii) any information that qualifies as a “trade secret” under applicable law and rights in proprietary and confidential information (“Trade Secrets”); (iv) trademarks, trade names, logos and service marks, and similar rights in indicia of origin, together with all goodwill associated therewith (“Trademarks”); (v) domain names and web addresses (“Domains”); (vi) any registrations or applications for registration for any of the foregoing, including any provisionals, divisions, continuations, continuations-in-part, renewals, reissuances, re-examinations and extensions (as applicable); and (vii) analogous rights to those set forth above.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means (a) with respect to any Seller, the knowledge as of the date hereof of the individuals identified on Schedule A-7 and (b) with respect to any Purchaser, the knowledge as of the date hereof of the individuals identified on Schedule A-8.
“Law” means any applicable law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
“Lease Agreement” shall have the meaning given to such term in Section 2.10(a).
“Leased Real Property” shall have the meaning given to such term in Section 2.10(a).
“Liens” means any lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, conditional sale agreement or other title retention agreement, easement or encumbrance of any nature.
“Made Available” means that (a), with respect to any disclosure, information or materials contemplated to be delivered to any Purchaser, that such disclosures, information and materials have been posted to the virtual data room hosted by “Datasite” and made available to Purchasers and their Representatives prior to the execution of this Agreement and (b) with respect to any disclosure, information or materials contemplated to be delivered to any Seller, that such disclosures, information and materials have been posted to the virtual data room hosted by “Datasite” and made available to Sellers and their Representatives prior to the execution of this Agreement.
“Measurement Time” shall have the meaning given to such term in Section 1.4(a)(ix).
“Negative Adjustment” shall have the meaning given to such term in Section 1.4(f)(ii).
“Non-Business Employee” means any employee of Seller Parent or any of its Subsidiaries who is not an Employee.
“Open Source Software” means any software licensed under terms meeting the definition of “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html (any such license, an “Open Source License”).
“Order” means any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.
“Organizational Documents” means, with respect to any Person (other than an individual), (i) the memorandum of association and articles of association, certificate of incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all by-laws, regulations, voting agreements, shareholder agreements, statutory books and registers, resolutions and similar documents or instruments relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Outside Date” shall have the meaning given to such term in Section 6.1(b).
“Payoff Letters” means customary payoff or release letters executed by the administrative agent or other applicable party with respect to the payoff of any Funded Closing Debt (the “Payoff Debt”), in form and substance reasonably acceptable to Purchaser Parent, in each case (i) if applicable, setting forth all amounts necessary to be paid as of the Closing Date in order to repay in full the Payoff Debt (including all principal, interest, fees, prepayment premiums and penalties, if any) and (ii) providing for the guarantees and Liens of the Transferred Companies and the Equity Interests therein in respect of such Payoff Debt to be released, together with any necessary UCC authorizations or other releases as are required or as Purchaser Parent may reasonably request to evidence the satisfaction and discharge in full the obligations of the Transferred Companies under such Payoff Debt.
“Permit” means any permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities.
“Permitted Liens” means any of the following: (a) Liens for Taxes not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens arising or incurred in the ordinary course of business that are not yet delinquent or that are being contested in good faith and by appropriate proceedings; (c) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (d) pledges or deposits to secure obligations under workers’ compensation Laws, unemployment insurance laws or similar legislation or to secure public or statutory obligations; (e) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (f) Liens the existence of which are disclosed in the Business Financial Statements or the Seller Disclosure Schedule; (g) statutory, common law or contractual Liens to secure landlords, lessors or renters or Liens and encumbrances imposed on the underlying fee interest in Leased Real Property; (h) any restriction on transfer arising under applicable securities laws or the Organizational Documents of the Transferred Companies or any of their Subsidiaries; (i) with respect to Technology and Intellectual Property Rights, nonexclusive licenses and restrictions and covenants associated therewith and (j) easements, rights of way and other imperfections of title or non-monetary encumbrances that do not materially interfere with the present use or occupancy of the property related thereto.
“Person” means an individual, corporation, partnership, association, limited liability company, trust, estate or other similar business entity or organization, including a Governmental Authority.
“Personal Information” means any information that is defined as “personal information,” “personal data,” “personally identifiable information,” or any analogous term under applicable Law.
“Positive Adjustment” shall have the meaning given to such term in Section 1.4(f)(ii).
“Post-Closing Statement” shall have the meaning given to such term in Section 1.4(c).
“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date, including the portion of any Straddle Period beginning after the Closing Date.
“Pre-Closing Period” shall have the meaning given to such term in Section 4.1(a).
“Pre-Closing Statement” shall have the meaning given to such term in Section 1.4(a).
“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Privacy Laws” means all Laws and legally binding rules, guidance, guidelines or standards governing the privacy or security with respect to the processing of Personal Information, including (i) with respect to data breach notification, website and mobile application privacy policies and practices, consumer protection, children’s data, the processing and security of payment card information, wiretapping, the interception of electronic communications, the tracking or monitoring of online activity, data- or web-scraping, advertising or marketing, and email, text message, or telephone communications, and (ii) as applicable, the Federal Trade Commission Act; the Telephone Consumer Protection Act; the Telemarketing and Consumer Fraud and Abuse Prevention Act; the Controlling the Assault of Non-Solicited Pornography and Marketing Act; the Electronic Communications Privacy Act; the Computer Fraud and Abuse Act; the Health Information Portability and Accountability Act; the Children’s Online Privacy Protection Act; the California Consumer Privacy Act, as amended by the California Privacy Rights Act and any similar Laws enacted in other U.S. states, including in Colorado, Connecticut, Virginia, Utah, Montana, Oregon, Texas, Delaware, Iowa, New Hampshire, Nebraska, and New Jersey; the Children’s Online Privacy Protection Act; California Age-Appropriate Design Code Act; Maryland Age-Appropriate Design Code Act; the Illinois Biometric Information Privacy Act; the Texas Capture Or Use Of Biometric Identifier Act; the General Data Protection Regulation (EU) 2016/679; the Privacy and Electronic Communications Directive 2002/58/EC and the EECC Directive 2018/1972 (all including any implementing legislation in any member state of the European Union or United Kingdom); the United Kingdom’s Data Protection Act 2018; the UK General Data Protection Regulation as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019; the UK Age Appropriate Design Code; the EU Digital Services Act; the UK Online Safety Act; and the Payment Card Industry Data Security Standard and other applicable and legally binding rules of the Payment Card Industry Security Standards Council.
“Privacy Obligations” shall have the meaning given to such term in Section 2.12(a).
“Purchase” shall have the meaning given to such term in Section 1.1(a).
“Purchaser” shall have the meaning given to such term in the Introductory Paragraph.
“Purchaser Disclosure Schedule” shall have the meaning given to such term in Article III.
“Purchaser Parent Capital Shares” means the issued and outstanding shares in the capital of Purchaser Parent, including Purchaser Parent Series A Preferred Shares, Purchaser Parent Series B Preferred Shares, Purchaser Parent Seed Preferred Shares, the Purchaser Parent Ordinary Shares and the Purchaser Parent G Ordinary Shares.
“Purchaser Parent Existing Articles of Association” means the existing amended and restated memorandum and articles of association of Purchaser Parent adopted on 20 June 2022 as in effect as of the date hereof.
“Purchaser Parent Existing Shareholders' Agreement” means the existing shareholders' agreement of Purchaser Parent dated 6 September 2022 as in effect as of the date hereof.
“Purchaser Parent New Articles of Association” shall have the meaning set forth in Section 3.2(a).
“Purchaser Parent New Shareholders' Agreement” shall have the meaning set forth in Section 3.2(a).
“Purchaser Parent Ordinary Shares” means the ordinary shares of a nominal or par value of GBP 0.00001 each, in the capital of Purchaser Parent, each with the rights provided for in (i) for the period prior to Closing, the Purchaser Parent Existing Articles of Association and (ii) for the period following Closing, the Purchaser Parent New Articles of Association.
“Purchaser Parent G Ordinary Shares” means the G ordinary shares of a nominal or par value of GBP 0.00001 each, in the capital of Purchaser Parent, each with the rights provided for in (i) for the period prior to Closing, the Purchaser Parent Existing Articles of Association and (ii) for the period following Closing, the Purchaser Parent New Articles of Association.
“Purchaser Parent Series A Preferred Shares” means the series A preferred shares of a nominal or par value of GBP 0.00001 each, in the capital of Purchaser Parent, each with the rights provided for in the Purchaser Parent Existing Articles of Association;
“Purchaser Parent Series B Preferred Shares” means the series B preferred shares of a nominal or par value of GBP 0.00001 each, in the capital of Purchaser Parent, each with the rights provided for in the Purchaser Parent Existing Articles of Association;
“Purchaser Parent Series Seed Preferred Shares” means the seed preferred shares of a nominal or par value of GBP 0.00001 each, in the capital of Purchaser Parent, each with the rights provided for in the Purchaser Parent Existing Articles of Association;
“Purchaser Parent Signing Support Shareholders” means those shareholders of Purchaser Parent set forth on Schedule A-9.
“Purchaser Material Adverse Effect” means any Change that, individually or taken together with all other Changes that exist or have occurred prior to the date of determination of the occurrence of such Purchaser Material Adverse Effect, has had or would reasonably be expected to have, a material adverse effect on the business, condition, assets and liabilities (considered together), financial condition or results of operations of the Purchaser Parent. None of the following, and no Changes arising out of, relating to or resulting from the following (in each case, by themselves or when aggregated) will be deemed to be or constitute a Purchaser Material Adverse Effect or will be taken into account when determining whether a Purchaser Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):
(xiv)general economic conditions anywhere in the world, or conditions in the global economy generally, including inflation or any changes in the rate of increase or decrease of inflation (except to the extent that such Change has had a materially disproportionate adverse effect on Purchaser Parent and its Subsidiaries relative to the similarly situated companies operating in the industry in which Purchaser Parent and its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);
(xv)any conditions in the financial markets, credit markets, equity markets, debt markets, currency markets or capital markets anywhere in the world, including (a) changes in interest rates or credit ratings; (b) changes in exchange rates; or (c) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market (except to the extent that such Change has had a materially disproportionate adverse effect on Purchaser Parent and its Subsidiaries relative to the similarly situated companies operating in the industry in which Purchaser Parent and its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);
(xvi)any regulatory, legislative or political conditions (including anti-dumping actions, international tariffs, Sanctions, trade policies or disputes or any “trade war” or similar actions) anywhere in the world (except to the extent that such Change has had a materially disproportionate adverse effect on Purchaser Parent and its Subsidiaries relative to the similarly situated companies operating in the industry in which Purchaser Parent and its Subsidiaries operates in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);
(xvii)any geopolitical conditions, outbreak of hostilities, armed conflicts, protests, civil unrest, civil disobedience, acts of war, sabotage, terrorism or military actions (including, in each case, any escalation or worsening of any of the foregoing) anywhere in the world, including an outbreak or escalation of hostilities involving the United States or any other Governmental Authority or the declaration by the United States or any other Governmental Authority of a national emergency or war (except to the extent that such Change has had a materially disproportionate adverse effect on the Purchaser Parent’s business relative to the similarly situated companies operating in the industry in which the Purchaser Parent’s business operates, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);
(xviii)any earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent), or other natural or man-made disasters, weather conditions, power outages or other force majeure events anywhere in the world (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities) (except to the extent that such Change has had a materially disproportionate adverse effect on Purchaser Parent and its Subsidiaries relative to the similarly situated companies operating in the industry in which Purchaser Parent and its Subsidiaries operate, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred);
(xix)any pandemics, epidemics, plagues, contagious disease outbreaks or other comparable events (including quarantine restrictions mandated or recommended by any Governmental Authority), or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Authorities;
(xx)the execution, delivery, announcement or performance of this Agreement or the pendency or consummation of the Purchase including the impact thereof on the relationships, contractual or otherwise, of the Business with employees (including any employee attrition), suppliers, customers, partners, lenders, lessors, vendors, Governmental Authorities or any other third Person (except to the extent the material adverse effect results from a breach of a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution of this Agreement, or the announcement or pendency of the transactions contemplated hereby);
(xxi)the compliance by any party hereto with the express terms of this Agreement, including any action taken or refrained from being taken expressly pursuant to or in accordance with this Agreement;
(xxii)any action taken or refrained from being taken, in each case to which Seller Parent has expressly approved, consented to or requested, in each case, in writing (including by email) following the date of this Agreement, and any failure to take any action resulting from Seller Parent’s failure to grant any approval or consent requested by Purchaser Parent to take any action expressly restricted or prohibited by this Agreement;
(xxiii)any changes or proposed changes in GAAP or other accounting standards or Law (or the interpretation of any of the foregoing);
(xxiv)any failure, in and of itself, by Purchaser Parent and its Subsidiaries to meet (a) any public estimates or expectations of the Purchaser Parent’s and its Subsidiaries’ revenue, earnings or other financial performance or results of operations for any period; or (b) any projections or forecasts of its revenues, earnings or other financial performance or results of operations (provided that the underlying cause of such failure may, to the extent applicable, be taken into account, to the extent that any such underlying cause is not otherwise excluded from this definition of Purchaser Material Adverse Effect); or
(xxv)any breach by a Seller of this Agreement.
“R&W Insurance Policy” has the meaning given to such term in Section 4.13(a).
“Registered Intellectual Property” means Intellectual Property Rights that have been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Authority or quasi-public legal authority (including domain name registrars), or any applications for any of the foregoing.

“Related Party” shall have the meaning given to such term in Section 8.9.
“Representative” means, with respect to any Person, any director, officer or employee of such Person, or any financial advisor, accountant, legal counsel, consultant or other authorized agent or representative retained by such Person.
“Resolution Period” shall have the meaning given to such term in Section 1.4(e).
“Restricted Cash” means restricted cash or cash equivalents as determined in accordance with the Accounting Principles.
“Review Period” shall have the meaning given to such term in Section 1.4(d).
“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic).
“Sanctioned Person” means (a) any Person listed in any applicable Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons, as defined by the applicable sanctions, or acting for or on behalf of such Person or Persons.
“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or the United Kingdom.
“Section 338 Election” means an election made pursuant to either Section 338(g) of the Code or Section 338(h)(10) of the Code.
“Security Incident” means any (i) unauthorized access to, or use, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other processing of, Personal Information and/or confidential information in the possession or control of the Transferred Companies or one of its Subsidiaries or (ii) occurrence of a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any analogous term under any applicable Law suffered by the Transferred Companies or one of its Subsidiaries.
“Seller Party” means Seller Parent and its Subsidiaries that have participated in the operation of the Business (excluding each Transferred Company and its Subsidiaries).
“Seller Tax Group” means, with respect to U.S. federal income taxes, the affiliated group of corporations (as defined in Section 1504(a) of the Code) of which Seller Parent is the common parent and, with respect to state, local or foreign income taxes, any consolidated, combined or unitary group of which Seller Parent or any of its Affiliates (other than the Transferred Companies and their Subsidiaries) is a member for such state, local or foreign income tax purposes.
“Seller Disclosure Schedule” shall have the meaning given to such term in Article II.
“Sellers” shall have the meaning given to such term in the Introductory Paragraph.
“Share Consideration” shall have the meaning given to such term in Section 1.4(a)(xi).

“Shrink Wrap Contract” means any license to generally commercially available software, other than Open Source Software, or generally commercially available hosted or software-as-a-service offering that is licensed to a Transferred Company or its Subsidiaries on a non-exclusive basis under standard terms and conditions having a replacement value of not more than $500,000.
“Significant Supplier” shall have the meaning given to such term in Section 2.23.
“Software” means algorithms, models and methodologies, either in Source Code or object code (machine readable format) or other format and including executables, libraries and other components thereof.
“Solvent” means that, with respect to any Person and as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (d) such Person will be able to pay its indebtedness as it matures. For purposes of the foregoing definition only, “indebtedness” means a liability in connection with another Person’s (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.
“Source Code” means un-compiled human readable source code underlying any computer Software program written in a language designed to compiled prior to execution, and excluding human readable source code written in languages traditionally distributed in source code form and designed to run on an interpreted basis (e.g., HTML, JavaScript, Perl, PHP, and the like).
“Standard Contracts” shall have the meaning given to such term in Section 2.13(a)(vi).
“Standard In-Licenses” shall have the meaning given to such term in Section 2.13(a)(v).
“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (a) such party or any other subsidiary of such party is a general partner (excluding such partnerships where such party or any subsidiary of such party does not have a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries.
“Tax” or, collectively, “Taxes” means all federal, provincial, territorial, state, municipal, local, domestic, foreign or other taxes and other imposts, duties, levies, and similar assessments imposed by a Governmental Authority in the nature of a tax, including ad valorem, capital, capital stock, customs and import duties, disability, documentary stamp, employment, employee withholding, estimated, excise, franchise, gains, goods and services, gross income, adjusted gross income or gross receipts, income, intangible, inventory, license, mortgage recording, capital gains, net income, occupation, occupancy, capital profits, lease, payroll, personal property, production, profits or excess profits, property, real property, fringe benefits, recording, rent, sales, social security (or similar), stamp, transfer, transfer gains, unemployment, use, estate, value added, gift, windfall profits, alternative or add-on minimum, environmental, severance, prohibited transaction, business, registration, premium, backup withholding, and withholding taxes, and other similar governmental fee or other similar assessment or charge in the nature of a tax together with any interest, additions, fines or penalties with respect thereto.

“Tax Authority” means any Governmental Authority having jurisdiction over the administration, enforcement, assessment, determination, collection, or other imposition of any Taxes or over any Tax Returns.
“Tax Consideration” means the Final Consideration plus any other items that are treated for U.S. federal income tax purposes as consideration for the Transferred Securities or, in the case of any Transferred Company that is a Disregarded Entity or in respect of which a Section 338(h)(10) Election shall be made, as consideration for the assets of such Transferred Company (including, in the case of a Section 338(h)(10) Election, any amount included in “aggregate deemed sales price” under Treasury Regulation Section 1.338-4(b)).
“Tax Returns” means all returns, declarations, reports, information statements, claims for refund, notices, forms or other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.
“Tax Sharing Agreement” means a Tax sharing, indemnification or allocation agreement (other than an agreement entered into in the ordinary course of business the primary purpose of which does not relate to Tax).
“Technology” means all tangible embodiments of Intellectual Property Rights, including (i) Software, works of authorship, including all written, audio and visual materials and computer programs (whether in source code or in executable code form) and the related documentation; (ii) inventions (whether or not patentable), discoveries and improvements; (iii) proprietary and confidential information; (iv) databases, data compilations and collections, and technical data, but excluding, in all cases, Personal Information; (v) methods and processes; and (vi) devices, prototypes, designs and schematics.
“Third Person” means, (a) with respect to Sellers or the Transferred Companies and any of their Subsidiaries, any Person other than the Sellers or the Transferred Companies and any of their Subsidiaries, and (b) with respect to Purchasers, any Person other than the Purchasers and their Subsidiaries.
“Trade Controls” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.
“Transaction Tax Deductions” means any and all items of loss or deduction of a Transferred Company or any Subsidiary of a Transferred Company that is permitted under applicable Law for a Pre-Closing Tax Period and arises as a result of, or that are otherwise attributable to: (a) the payment or accrual of any liability taken into account in the Closing Net Working Capital Amount or any amount taken into account in the Closing Indebtedness Amount (including any fees, expenses and interest, original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar payments and costs taken into account in the Closing Net Working Capital Amount or the Closing Indebtedness Amount), or (b) the payment or accrual of any costs, expenses, fees, Taxes or similar amounts resulting from the Transactions and economically borne by Seller Parent; provided that with respect to any “success based fees” (within the meaning of IRS Revenue Procedure 2011-29) the portion of such fee that will be treated as a Transaction Tax Deduction shall be the amount allowable as a deduction pursuant to the safe harbor election provided in Section 4 of such Revenue Procedure.
“Transactions” means the transactions contemplated by this Agreement (including the Equity Purchases).

“Transfer” means any transfer, sale, license, pledge, hypothecation or other disposition.
“Transfer Taxes” shall have the meaning given to such term in Section 4.10(a).
“Transferred Business Entities” means the Transferred Companies and each of their Subsidiaries.
“Transferred Companies” shall have the meaning given to such term in the Introductory Paragraph.
“Transferred Company Plan” means any Business Employee Plan which is sponsored by a Transferred Company or any Subsidiary thereof (or, in the case of an individual agreement, pursuant to which a Transferred Company or Subsidiary thereof is a party).
“Union” shall have the meaning given to such term in Section 2.20(b).
“U.S.” or “United States” means the United States of America.
“USD” shall have the meaning given to such term in Section 1.4(a)(xii).
“WARN Act” shall have the meaning given to such term in Section 2.20(f).
“Willful Breach” means that a party knowingly undertook an action, or failed to undertake an action, with the understanding that the action, or failure to act, was a breach by such party of the applicable provisions of this Agreement.

Exhibit A

FORM OF TRANSITION SERVICES AGREEMENT

Exhibit B

FORM OF INTERCOMPANY ARRANGEMENT AGREEMENT

Exhibit C

FORM OF INFORMATION RIGHTS AGREEMENT

Exhibit D

FORM OF PURCHASER SHAREHOLDER SUPPORT AGREEMENT

Exhibit E

FORM OF PURCHASER SHAREHOLDER WRITTEN CONSENT

Exhibit G

FORM OF PROMISSORY NOTE

Exhibit H

FORM OF R&W INSURANCE POLICY